File No. 33-63125
                                                            CIK #896924

                   Securities And Exchange Commission
                      Washington, D.C.  20549-1004

                             Amendment No. 1
                                   to
                                Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A. Exact Name of Trust:         Insured Municipals Income Trust and Investors'
                                Quality Tax-Exempt Trust, Multi-Series 264

B. Name of Depositor:           Van Kampen American Capital Distributors, Inc.

C. Complete address of Depositor's principal executive offices:

                                One Parkview Plaza
                                Oakbrook Terrace, Illinois  60181

D. Name and complete address of agents for service:

   Chapman and Cutler           Van Kampen American Capital Distributors, Inc.
   Attention:  Mark J. Kneedy   Attention:  Don G. Powell, Chairman
   111 W. Monroe Street         One Parkview Plaza
   Chicago, Illinois  60603     Oakbrook Terrace, Illinois  60181


E. Title and amount of securities being registered:  53,741* Units

F. Proposed maximum offering price to the public of the securities being registered: ($1020 per Unit**): $54,815,820

G. Amount of filing fee, computed at one twenty-ninth of 1 percent of proposed maximum aggregate offering price to the public: $18,902.01 ($351.72 previously paid)

H. Approximate date of proposed sale to the public:

as soon as practicable after the Effective Date of the Registration Statement
 / X /: Check box if it is proposed that this filing will become effective on December 13, 1995 pursuant to Rule 487.



 35,827 Units registered for primary distribution.
 17,914 Units registered for resale by Depositor of
        Units previously sold in primary distribution.
 **     Estimated solely for the purpose of calculating the registration fee.



                   Insured Municipals Income Trust and
                   Investors' Quality Tax-Exempt Trust
                            Multi-Series 264

                          Cross Reference Sheet


                 Pursuant to Rule 404(c) of Regulation C
                    under the Securities Act of 1933

               (Form N-8B-2 Items Required by Instruction
                     1 as to Prospectus on Form S-6)

         Form N-8B-2                               Form S-6
         Item Number                        Heading in Prospectus


                I.  Organization and General Information

1. (a)  Name of trust                 )
   (b)  Title of securities issued    )  Prospectus Front Cover Page

2. Name and address of Depositor      )  Introduction
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Administration

3. Name and address of Trustee        )  Introduction
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Administration

4. Name and address of principal      )  Underwriting
     underwriter                      )

5. Organization of trust              )  Introduction

6. Execution and termination of       )  Introduction
     Trust Indenture and Agreement    )  Trust Administration

7. Changes of Name                    )  *

8. Fiscal year                        )  *

9. Material Litigation                )  *


    II.  General Description of the Trust and Securities of the Trust

10. General information regarding     )  Introduction
      trust's securities and rights   )  Unitholder Explanations
      of security holders             )  Trust Information
                                      )  Trust Administration

11. Type of securities comprising     )  Introduction
      units                           )  Trust Information
                                      )  Trust Portfolios

12. Certain information regarding     )  *
      periodic payment certificates   )

13. (a)  Load, fees, charges and      )  Introduction
      expenses                        )  Summary of Essential Financial
                                      )  Information
                                      )  Unitholder Explanations
                                      )  Trust Information
                                      )  Trust Administration

    (b)  Certain information regard-  )  *
           ing periodic payment plan  )
           certificates               )

    (c)  Certain percentages          )  Introduction
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Unitholder Explanations

    (d)  Certain other fees,          )  Unitholder Explanations
           expenses or charges        )  Trust Administration
           payable by holders         )

    (e)  Certain profits to be        )  Unitholder Explanations
           received by depositor,     )  Underwriting
           principal underwriter,     )  Notes to Portfolios
           trustee or affiliated      )
           persons                    )

    (f)  Ratio of annual charges      )  *
           to income                  )

14. Issuance of trust's securities    )  Unitholder Explanations

15. Receipt and handling of payments  )  *
      from purchasers                 )

16. Acquisition and disposition of    )  Introduction
      underlying securities           )  Unitholder Explanations
                                      )  Trust Administration

17. Withdrawal or redemption          )  Unitholder Explanations
                                      )  Trust Administration

18. (a)  Receipt and disposition      )  Introduction
      of income                       )  Unitholder Explanations

    (b)  Reinvestment of distribu-    )  *
           tions                      )

    (c)  Reserves or special funds    )  Unitholder Explanations
                                      )  Trust Administration

    (d)  Schedule of distributions    )  *

19. Records, accounts and reports     )  Unitholder Explanations
                                      )  Trust Administration

20. Certain miscellaneous provisions  )  Trust Administration
      of Trust Agreement              )

21. Loans to security holders         )  *

22. Limitations on liability          )  Trust Portfolios
                                      )  Trust Administration

23. Bonding arrangements              )  *

24. Other material provisions of      )  *
      trust indenture or agreement    )


    III.  Organization, Personnel and Affiliated Persons of Depositor

25. Organization of Depositor         )  Trust Administration

26. Fees received by Depositor        )  Trust Administration

27. Business of Depositor             )  Trust Administration

28. Certain information as to         )
      officials and affiliated        )  *
      persons of Depositor            )

29. Companies owning securities of    )  *
      Depositor                       )

30. Controlling persons of Depositor  )  *

31. Compensation of Directors         )  *

32. Compensation of Directors         )  *

33. Compensation of Employees         )  *

34. Compensation to other persons     )  Unitholder Explanations


             IV.  Distribution and Redemption of Securities

35. Distribution of trust's           )  Introduction
      securities by states            )  Settlement of Bonds in the Trusts

36. Suspension of sales of trust's    )  *
      securities                      )

37. Revocation of authority to        )  *
      distribute                      )

38. (a)  Method of distribution       )

    (b)  Underwriting agreements      )  Unitholder Explanations

    (c)  Selling agreements           )

39. (a)  Organization of principal    )
           underwriter                )
                                      )  Trust Administration
    (b)  N.A.S.D. membership by       )
           principal underwriter      )

40. Certain fees received by          )  *
      principal underwriter           )

41. (a)  Business of principal        )  Trust Administration
      underwriter                     )

    (b)  Branch offices of principal  )  *
      underwriter                     )

    (c)  Salesmen of principal        )  *
      underwriter                     )

42. Ownership of securities of the    )  *
      trust                           )

43. Certain brokerage commissions     )
      received by principal           )  *
      underwriter                     )

44. (a)  Method of valuation          )  Introduction
                                      )  Summary of Essential Financial
                                      )  Information
                                      )  Unitholder Explanations
                                      )  Trust Administration

    (b)  Schedule as to offering      )  *
           price                      )

    (c)  Variation in offering price  )  Unitholder Explanations
           to certain persons         )

45. Suspension of redemption rights   )  *

46. (a)  Redemption valuation         )  Unitholder Explanations
                                      )  Trust Administration

    (b)  Schedule as to redemption    )  *
      price                           )

47. Purchase and sale of interests    )  Unitholder Explanations
      in underlying securities        )  Trust Administration


           V.  Information Concerning the Trustee or Custodian

48. Organization and regulation of    )  Trust Administration
      trustee                         )

49. Fees and expenses of trustee      )  Summary of Essential Financial
                                      )  Information
                                      )  Trust Administration

50. Trustee's lien                    )  Trust Administration


     VI.  Information Concerning Insurance of Holders of Securities

51. Insurance of holders of trust's   )
      securities                      )  *


                       VII.  Policy of Registrant

52. (a)  Provisions of trust agree-   )
           ment with respect to       )
           replacement or elimi-      )  Trust Administration
           nation of portfolio        )
           securities                 )

    (b)  Transactions involving       )
           elimination of underlying  )  *
           securities                 )

    (c)  Policy regarding substitu-   )  Trust Administration
           tion or elimination of     )
           underlying securities      )

    (d)  Fundamental policy not       )  *
           otherwise covered          )

53. Tax Status of trust               )  Trust Information
                                      )  Other Matters


              VIII.  Financial and Statistical Information

54. Trust's securities during         )  *
      last ten years                  )

55.                                   )
                                      )

56. Certain information regarding     )  *
                                      )

57. Periodic payment certificates     )

58.                                   )

59. Financial statements (Instruc-    )  Other Matters
      tions 1(c) to Form S-6)         )


__________________________________
* Inapplicable, omitted, answer negative or not required






Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any State.



December 13, 1995


Van Kampen American Capital


Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264

IM-IT 362               Connecticut IM-IT 29     New York IM-IT Intermediate
IM-IT 86th Intermediate Georgia IM-IT 78           Laddered Maturity Series 17
California IM-IT 148    Michigan IM-IT 134       Maryland Quality 75
                                                 Virginia Quality 68


In the opinion of counsel, interest to the Fund and to Unitholders, with certain exceptions, is excludable under existing law from gross income for Federal income taxes. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located. Capital gains, if any, are subject to Federal tax.

The Fund. The objectives of the Fund are Federal and, in the case of a State Trust, state tax-exempt income and conservation of capital through an investment in a diversified portfolio of tax-exempt bonds. The Fund consists of nine underlying separate unit investment trusts designated as Insured Municipals Income Trust, Series 362 (the "IM-IT"), Insured Municipals
Income Trust, 86th Intermediate Series (the "IM-IT Intermediate Trust"
), California Insured Municipals Income Trust, Series 148 (the "California IM-IT Trust"), Connecticut Insured Municipals Income Trust, Series 29 (the "Connecticut IM-IT Trust"), Georgia Insured Municipals Income Trust,
Series 78 (the "Georgia IM-IT Trust"), Michigan Insured Municipals
Income Trust, Series 134 (the "Michigan IM-IT Trust"), New York IM-IT Intermediate Laddered Maturity Series 17 (the "New York IM-IT Intermediate Laddered Maturity Trust"), Maryland Investors' Quality Tax-Exempt Trust, Series 75 (the "Maryland Quality Trust") and Virginia Investors'
Quality Tax-Exempt Trust, Series 68 (the "Virginia Quality Trust").
The various trusts are collectively referred to herein as the "Trusts".
The California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts are sometimes collectively referred to herein as the "State Trusts" , while the IM-IT, IM-IT Intermediate, California IM-IT,
Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT and New York IM-IT Intermediate Laddered Maturity Trusts are sometimes collectively referred to herein as the "Insured Trusts" , the New York IM-IT Intermediate
Laddered Maturity Trust is sometimes referred to herein as the "State Intermediate Laddered Maturity Trust" and the Maryland Quality and
Virginia Quality Trusts are sometimes referred to herein as the "Quality Trusts". Each Trust initially consists of delivery statements relating to contracts to purchase securities and, thereafter, will consist of such securities as may continue to be held (the "Bonds" or "
Securities"). Such Securities are interest-bearing obligations issued by or on behalf of municipalities and other governmental authorities, the interest on which is, in the opinion of recognized bond counsel to the issuing governmental authority, exempt from all Federal income taxes under the existing law. In addition, the interest income of each State Trust is, in the opinion of counsel, exempt to the extent indicated from state and local taxes, when held by residents of the state where the issuers of Bonds in such Trust are located.

"AAA" Rating for the Insured Trusts Only. Insurance guaranteeing the payments of principal and interest, when due, on the Securities in the portfolio of each Insured Trust has been obtained from a municipal bond insurance company either by such Trust or by the issuer of the Bonds involved, by a prior owner of the Bonds or by the Sponsor prior to the deposit of such Bonds in an Insured Trust. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts" on page 26. Insurance obtained by an Insured Trust applies only while Bonds are retained in such Trust while insurance obtained on Preinsured Bonds is effective so long as such Bonds are outstanding. The Trustee, upon the sale of a Bond insured under an insurance policy obtained by an Insured Trust, has a right to obtain from the insurer involved permanent insurance for such Bond upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Insurance relates only to the Bonds in a Trust and not to the Units offered hereby or to the market value thereof. As a result of such insurance, the Units of each Insured Trust have received a rating of "AAA" by Standard & Poor's, A Division of the McGraw-Hill
Companies. Standard & Poor's has indicated that this rating is not a recommendation to buy, hold or sell Units nor does it take into account the extent to which expenses of each Insured Trust or sales by each Insured Trust of Bonds for less than the purchase price paid by such Trust will reduce payments to Unitholders of the interest and principal required to be paid on such Bonds. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts". No representation is made as to any insurer's ability to meet its commitments.

Public Offering Price. The Public Offering Price of the Units of each Trust during the initial offering period is equal to the aggregate offering price of the Securities in such Trust's portfolio and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. After the initial public offering period, the secondary market Public Offering Price of each Trust will be equal to the aggregate bid price of the Securities in such Trust and cash, if any, in the Principal Account held or owned by such Trust Fund plus the applicable sales charge plus accrued interest, if any. Sales charges for the Trusts in the initial market, expressed both as a percentage of the Public Offering Price and as a percentage of the aggregate offering price of the Securities, are set forth in footnote (2) under "Summary of Essential Financial
Information". For sales charges in the secondary market, see
"Unitholder Explanations--Public Offering". If the Securities in each Trust were available for direct purchase by investors, the purchase price of the Securities would not include the sales charge included in the Public Offering Price of the Units. During the initial offering period, the sales charge is reduced on a graduated scale for sales involving at least 100 Units. If Units were available for purchase at the close of business on the day before the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit), the Public Offering Price per Unit would have been that amount set forth in the "Summary of Essential Financial Information" for each Trust. The minimum purchase requirement is one Unit except for certain transactions described under "Trust Administration--Unit Distribution".
See "Unitholder Explanations--Public Offering".


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Estimated Current Return and Estimated Long-Term Return. The annual Estimated Current Returns and Estimated Long-Term Returns to Unitholders as of the close of business on the day before the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) under the monthly and semi-annual distribution plans were as set forth under "Per Unit
Information" for each Trust. The methods of calculating Estimated Current Return and Estimated Long-Term Return are set forth in the footnotes to the "Per Unit Information" for each Trust.

Objectives of The Fund. The objectives of the Fund are income exempt from Federal income tax and, in the case of a State Trust, Federal and state income tax (if any) and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. There is, of course, no guarantee that the Fund will achieve its objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts. Units of the Trust are not deposits or obligations of, or guaranteed or endorsed by, any bank and are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other agency and involve investment risk, including the possible loss of principal.

Distribution Options. Purchasers of Units who desire to receive distributions on a monthly or semi-annual basis may elect to do so at the time of settlement during the initial public offering period. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Change of Distribution Option". The plan of distribution selected by such purchasers will remain in effect until changed. Those indicating no choice will be deemed to have chosen the monthly distribution plan. Record dates for monthly distributions will be the first day of each month and record dates for semi-annual distributions will be the first day of the months indicated under "Per
Unit Information" for the applicable Trust. Distributions will be made on the fifteenth day of the month subsequent to the respective record dates.

Market for Units. Although not obligated to do so, the Sponsor, Van Kampen American Capital Distributors, Inc., intends to, and certain of the other Underwriters may, maintain a secondary market for the Units at prices based upon the aggregate bid prices of the Securities in the respective Trusts plus interest accrued to the date of settlement; however, during the initial offering period such prices will be based upon the aggregate offering prices of the Securities plus interest accrued to the date of settlement. If such a market is not maintained and no other over-the-counter market is available, a Unitholder will be able to dispose of his Units only through redemption at prices based upon the bid prices of the underlying Securities plus interest accrued to the date of settlement (see "Unitholder Explanations--Public Offering--Redemption of Units" and "Unitholder Explanations--Public Offering--Market for Units").

Reinvestment Option. Unitholders have the opportunity to have their distributions reinvested into an open-end, management investment company as described herein. See "Unitholder Explanations--Public
Offering--Reinvestment Option".

Risk Factors. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a bond when due, volatile interest rates, early call provisions, and changes to the tax status of the Bonds. See "Unitholder Explanations--Settlement of Bonds in the Trusts--Risk Factors".





             INSURED MUNICIPALS INCOME TRUST
        AND INVESTORS' QUALITY TAX-EXEMPT TRUST
                   Multi-Series 264
      Summary of Essential Financial Information
     At the Close of Business on the day before the Date of Deposit:
                 December 12, 1995
(except for the IM-IT as of 8:00 A.M. Central Time
          on the Date of Deposit: December 13, 1995)
  Sponsor: Van Kampen American Capital Distributors, Inc.
Evaluator: American Portfolio Evaluation Services
           (A division of a subsidiary of the Sponsor)
  Trustee: The Bank of New York

                                                                                                      IM-IT
                                                                                                      Intermediate  California
GENERAL INFORMATION                                                                     IM-IT         Trust         IM-IT Trust
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   9,000,000 $   5,000,000 $   2,970,000
Number of Units........................................................................         9,082         5,000         3,033
Fractional Undivided Interest in the Trust per Unit....................................       1/9,082       1/5,000       1/3,033
Principal Amount (Par Value) of Securities per Unit <F2>............................... $      990.97 $    1,000.00 $      979.23
Public Offering Price:
 Aggregate Offering Price of Securities in Portfolio................................... $   8,637,016 $   4,914,270 $   2,884,400
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      982.85 $      951.01
 Sales Charge <F3>..................................................................... $       49.00 $       39.89 $       48.99
 Public Offering Price per Unit <F4>................................................... $    1,000.00 $    1,022.74 $    1,000.00
Redemption Price per Unit <F4>......................................................... $      943.78 $      975.35 $      943.73
Secondary Market Repurchase Price per Unit <F4>........................................ $      951.00 $      982.85 $      951.01
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.22 $       47.39 $       56.27
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.22 $        7.50 $        7.28
Minimum Value of the Trust under which Trust Agreement may be terminated............... $   1,800,000 $   1,000,000 $     594,000


Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................December 18, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds


Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short
Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents
$1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT
Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); a State Intermediate Laddered Maturity Trust - 3.0% (3.093%); or an IM-IT Short Intermediate Trust - 2.0% (2.041%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.





              INSURED MUNICIPALS INCOME TRUST
           AND INVESTORS' QUALITY TAX-EXEMPT TRUST
                     Multi-Series 264
        Summary of Essential Financial Information
 At the Close of Business on the day before the Date of Deposit:
                    December 12, 1995
    (except for the IM-IT as of 8:00 A.M. Central Time
         on the Date of Deposit: December 13, 1995)
  Sponsor: Van Kampen American Capital Distributors, Inc.
Evaluator: American Portfolio Evaluation Services
           (A division of a subsidiary of the Sponsor)
  Trustee: The Bank of New York

                                                                                        Connecticut   Georgia       Michigan
GENERAL INFORMATION                                                                     IM-IT Trust   IM-IT Trust   IM-IT Trust
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,045,000 $   3,085,000 $   3,025,000
Number of Units........................................................................         3,115         3,155         3,087
Fractional Undivided Interest in the Trust per Unit....................................       1/3,115       1/3,155       1/3,087
Principal Amount (Par Value) of Securities per Unit <F2>............................... $      977.53 $      977.81 $      979.92
Public Offering Price:
 Aggregate Offering Price of Securities in Portfolio................................... $   2,962,380 $   3,000,418 $   2,935,751
 Aggregate Offering Price of Securities per Unit....................................... $      951.00 $      951.00 $      951.00
 Sales Charge <F3>..................................................................... $       49.00 $       49.00 $       49.00
 Public Offering Price per Unit <F4>................................................... $    1,000.00 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>......................................................... $      943.79 $      943.85 $      943.84
Secondary Market Repurchase Price per Unit <F4>........................................ $      951.00 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       56.21 $       56.15 $       56.16
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.21 $        7.15 $        7.16
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     609,000 $     617,000 $     605,000


Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................December 18, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds


Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short
Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents
$1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT
Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); a State Intermediate Laddered Maturity Trust - 3.0% (3.093%); or an IM-IT Short Intermediate Trust - 2.0% (2.041%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.





                    INSURED MUNICIPALS INCOME TRUST
               AND INVESTORS' QUALITY TAX-EXEMPT TRUST
                          Multi-Series 264
             Summary of Essential Financial Information
    At the Close of Business on the day before the Date of Deposit:
                         December 12, 1995
          (except for the IM-IT as of 8:00 A.M. Central Time
            on the Date of Deposit: December 13, 1995)
  Sponsor: Van Kampen American Capital Distributors, Inc.
Evaluator: American Portfolio Evaluation Services
           (A division of a subsidiary of the Sponsor)
  Trustee: The Bank of New York
                                                                                        New York
                                                                                        IM-IT
                                                                                        Intermediate
                                                                                         Laddered
                                                                                        Maturity      Maryland      Virginia
GENERAL INFORMATION                                                                     Trust         Quality Trust Quality Trust
Principal Amount (Par Value) of Securities in Trust <F1>............................... $   3,150,000 $   3,020,000 $   3,040,000
Number of Units........................................................................         3,150         3,093         3,112
Fractional Undivided Interest in the Trust per Unit....................................       1/3,150       1/3,093       1/3,112
Principal Amount (Par Value) of Securities per Unit <F2>............................... $    1,000.00 $      976.40 $      976.86
Public Offering Price:
 Aggregate Offering Price of Securities in Portfolio................................... $   3,103,992 $   2,941,454 $   2,959,524
 Aggregate Offering Price of Securities per Unit....................................... $      985.39 $      951.00 $      951.00
 Sales Charge <F3>..................................................................... $       30.47 $       49.00 $       49.00
 Public Offering Price per Unit <F4>................................................... $    1,015.86 $    1,000.00 $    1,000.00
Redemption Price per Unit <F4>......................................................... $      978.23 $      943.76 $      943.68
Secondary Market Repurchase Price per Unit <F4>........................................ $      985.39 $      951.00 $      951.00
Excess of Public Offering Price per Unit Over Redemption Price per Unit................ $       37.63 $       56.24 $       56.32
Excess of Sponsor's Initial Repurchase Price per Unit Over Redemption Price per Unit... $        7.16 $        7.24 $        7.32
Minimum Value of the Trust under which Trust Agreement may be terminated............... $     630,000 $     604,000 $     608,000


Minimum Principal Distribution...........$1.00 per Unit
First Settlement Date....................December 18, 1995
Evaluator's Annual Supervisory Fee.......Maximum of $0.25 per Unit
Evaluator's Annual Evaluation Fee <F5>...$0.30 per $1,000 principal amount of Bonds

Evaluations for purpose of sale, purchase or redemption of Units are made as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange next following receipt of an order for a sale or purchase of Units or receipt by The Bank of New York of Units tendered for redemption.

<F1>Because certain of the Securities in certain Trusts may from time to time under certain circumstances be sold or redeemed or will be called or mature in accordance with their terms (including the call or sale of zero coupon bonds at prices less than par value), there is no guarantee that the value of each Unit at the respective Trusts' termination will be equal to the Principal Amount (Par Value) of Securities per Unit stated above.

<F2>Many unit investment trusts comprised of municipal securities issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust, other than IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short
Intermediate Trusts, has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Date of Deposit a Public Offering Price per Unit of $1,000. For IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts, on the other hand, each unit represents
$1,000 principal amount of underlying securities in such Trust on the Date of Deposit.

<F3>Sales charges for the Trusts, expressed as a percentage of the Public Offering
Price per Unit and in parenthesis as a percentage of the aggregate offering price of the Securities, are as follows: an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) - 4.9% (5.152%); an IM-IT
Limited Maturity Trust - 4.3% (4.493%); an IM-IT Intermediate Trust - 3.9% (4.058%); a State Intermediate Laddered Maturity Trust - 3.0% (3.093%); or an IM-IT Short Intermediate Trust - 2.0% (2.041%).

<F4>Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering
Price. After the initial offering period, the Sponsor's Repurchase Price per Unit will be determined as described under the caption "Public
Offering--Market for Units."

<F5>Such fee is based on the outstanding principal amount of Securities in each
Trust on the Date of Deposit for the first year and as of the close of business on January 1 for each year thereafter.



SETTLEMENT OF BONDS IN THE TRUSTS

The Fund. Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264 (the "Fund"), was created under the laws of the State of New York pursuant to a Trust Indenture and Agreement (the "
Trust Agreement"), dated the Date of Deposit, among Van Kampen American Capital Distributors, Inc., as Sponsor, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., as Evaluator, and The Bank of New York, as Trustee.

The Fund consists of nine separate portfolios of delivery statements relating to contracts to purchase interest-bearing obligations issued by or on behalf of states and territories of the United States, and political subdivisions and authorities thereof, the interest on which is, in the opinion of recognized bond counsel to the issuing authorities, excludable from gross income for Federal income tax under existing law. All issuers of Securities in a State Trust are located in the State for which such Trust is named or in United States territories or possessions and their public authorities; consequently, in the opinion of recognized bond counsel to such State issuers, the related interest earned on such Securities is exempt to the extent indicated from state and local taxes of such State. With the exception of the New York and Pennsylvania Trusts, Units of such Trusts may be purchased only by residents of the State for which such Trust is named. Units of a New York Trust may be purchased by residents of New York, Connecticut, Florida and Massachusetts. Units of a Pennsylvania Trust may be purchased by residents of Pennsylvania, Connecticut, Florida, Maryland, New York, Ohio and West Virginia. Offerees in the States of Illinois, Indiana and Washington may purchase Units of the IM-IT and IM-IT Intermediate Trusts only. Offerees in the State of Virginia may purchase Units of the IM-IT, IM-IT Intermediate and Virginia Quality Trusts only. On the Date of Deposit, the Sponsor deposited with the Trustee the aggregate principal amount of Securities in each Trust as indicated under " General Information--Principal Amount (Par Value) of Securities in Trust" in the "Summary of Essential Financial Information". Such Securities consist of delivery statements relating to contracts for the purchase of certain interest-bearing obligations and cash, cash equivalents and/or irrevocable letters of credit issued by a financial institution in the amount required for such purchases. Thereafter, the Trustee, in exchange for the Securities so deposited, delivered to the Sponsor the certificates evidencing the ownership of the number of Units in each Trust as indicated under " Summary of Essential Financial Information." Unless otherwise terminated as provided herein, the Trust Agreement for any IM-IT or State Trust (other than a State Intermediate Laddered Maturity Trust) will terminate at the end of the calendar year prior to the fiftieth anniversary of its execution, and the Trust Agreement for any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust or IM-IT Short Intermediate Trust will terminate at the end of the calendar year prior to the twentieth anniversary of its execution.

The portfolio of any IM-IT or State Trust (other than a State Intermediate Laddered Maturity Trust) consists of Bonds maturing approximately 15 to 40 years from the Date of Deposit. The approximate range of maturities from the Date of Deposit for Bonds in any IM-IT Limited Maturity Trust, IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is 12 to 15 years, 5 to 15 years, 5 to 10 years and 3 to 7 years, respectively. The dollar-weighted average maturity of the Bonds in any IM-IT Intermediate Trust, State Intermediate Laddered Maturity Trust and IM-IT Short Intermediate Trust is less than or equal to 10 years, 10 years and 5 years, respectively.

The portfolio of any State Intermediate Laddered Maturity Trust is structured so that approximately 20% of the Bonds contained in such portfolio will mature each year, commencing in approximately the fifth year of the Trust, entitling each Unitholder to a return of principal. This return of principal may offer Unitholders the opportunity to respond to changing economic conditions and to specific financial needs that may arise between the fifth and tenth years of a State Intermediate Laddered Maturity Trust. However, the flexibility provided by the return of principal may at the same time eliminate a Unitholder's ability to reinvest the amount returned at a rate as high as the implicit yield on the obligations which matured.

The portfolios of the Trusts may consist of bonds that were acquired at a market discount from par value at maturity. The coupon interest rates on the discount bonds at the time they were purchased and deposited in such Trust were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable bonds increase, the market discount of previously issued bonds will become greater, and if such interest rates for newly issued comparable bonds decline, the market discount of previously issued bonds will be reduced, other things being equal. Investors should also note that the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium bonds and the prepayment benefit for lower yielding, discount bonds will be reduced. A bond purchased at a market discount and held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and less in the form of tax-exempt interest income than a comparable bond newly issued at current market rates. See "Other Matters--Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Bonds.

Certain of the Bonds in certain of the Trusts may be "zero coupon" bonds. See footnote (6) in "Notes to Portfolios". Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest.

Certain of the Bonds in certain of the Trusts may have been purchased on a "when, as and if issued" or "delayed delivery" basis. See footnote (5) in "Notes to Portfolios". The delivery of any such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. To the extent any Securities are actually delivered to the Fund after their respective expected dates of delivery, Unitholders who purchase their Units prior to the date such Securities are actually delivered to the Trustee would be required to adjust their tax basis in their Units for a portion of the interest accruing on such Securities during the interval between their purchase of Units and the actual delivery of such Securities. As a result of any such adjustment, the Estimated Current Returns during the first year would be slightly lower than those stated herein which would be the returns after the first year, assuming the portfolio of a Trust and estimated annual expenses other than that of the Trustee (which may be reduced in the first year only) do not vary from that set forth under "Per Unit
Information" for the applicable Trust. Holders of the Units will be " at risk" with respect to all Securities in the portfolios including " when, as and if issued" and "delayed delivery" Securities (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units. For a discussion of the Sponsor's obligations in the event of the failure of any contract for the purchase of any of the Securities and limited right to substitute other tax-exempt bonds to replace any failed contract, see "Replacement
Bonds" below.

Each Unit initially offered represents the fractional undivided interest in the principal and net income of a Trust indicated under "Summary of Essential Financial Information". To the extent that any Units are redeemed by the Trustee, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor or the Underwriters, or until the termination of the Trust Agreement.

Objectives and Securities Selection. The objectives of the Fund are income exempt from Federal income taxation and, in the case of a State Trust, Federal and state income taxation and conservation of capital through an investment in diversified portfolios of Federal and state tax-exempt obligations. A State Intermediate Laddered Maturity Trust has additional objectives of providing protection against changes in interest rates and investment flexibility through an investment in a laddered portfolio of intermediate-term interest-bearing obligations with maturities ranging from approximately 5 to 10 years in which roughly 20% of the obligations contained in such portfolio will mature each year commencing in approximately the fifth year of the Trust. There is, of course, no guarantee that the Trusts will achieve their respective objectives. The Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of tax-exempt fixed income securities with greater diversification than they might be able to acquire individually. In addition, securities of the type deposited in the Fund are often not available in small amounts.

Insurance guaranteeing the timely payment, when due, of all principal and interest on the Bonds in each Insured Trust has been obtained by such Trust from either AMBAC Indemnity Corporation ("AMBAC Indemnity"), Financial Guaranty Insurance Company ("Financial Guaranty" or "FGIC") or a combination thereof (collectively, the "Portfolio Insurers"), or by the issuer of such Bonds, by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in such Trust from (1) AMBAC Indemnity or one of its subsidiaries, American Municipal Bond Assurance Corporation (" AMBAC") or MGIC Indemnity Corporation ("MGIC Indemnity"), (2)
Financial Guaranty, (3) MBIA Insurance Corporation ("MBIA"), (4) Bond Investors Guaranty Insurance Company ("BIG"), (5) National Union Fire Insurance Company of Pittsburgh, PA. ("National Union"), (6) Capital
Guaranty Insurance Company ("Capital Guaranty"), (7) Capital Markets
Assurance Corporation ("CapMAC") and/or (8) Financial Security
Assurance Inc. ("Financial Security" or "FSA") (collectively, the "Preinsured Bond Insurers") (see "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts"). Insurance obtained by an Insured Trust is effective only while the Bonds thus insured are held in such Trust. The Trustee has the right to acquire permanent insurance from a Portfolio Insurer with respect to each Bond insured by the respective Portfolio Insurer under a Trust portfolio insurance policy. Insurance relating to Bonds insured by the issuer, by a prior owner of such Bonds or by the Sponsor is effective so long as such Bonds are outstanding. Bonds insured under a policy of insurance obtained by the issuer, by a prior owner of such Bonds or by the Sponsor from one of the Preinsured Bond Insurers (the "Preinsured Bonds") are not additionally insured by an Insured
Trust. No representation is made as to any insurer's ability to meet its commitments.

Neither the Public Offering Price nor any evaluation of Units for purposes of repurchases or redemptions reflects any element of value for the insurance obtained by an Insured Trust, if any, unless Bonds are in default in payment of principal or interest or in significant risk of such default. See " Unitholder Explanations--Public Offering--Offering Price". On the other hand, the value, if any, of Preinsured Bond insurance is reflected and included in the market value of such Bonds.

In order for bonds to be eligible for insurance, they must have credit characteristics which would qualify them for at least the Standard & Poor's rating of "BBB-" or at least the Moody's Investors Service, Inc.
rating of "Baa" , which in brief represent the lowest ratings for securities of investment grade (see "Other Matters--Description of Securities Ratings"). Insurance is not a substitute for the basic credit of an issuer, but supplements the existing credit and provides additional security therefor. If an issue is accepted for insurance, a non-cancellable policy for the prompt payment of interest and principal on the bonds, when due, is issued by the insurer. Any premium or premiums relating to Preinsured Bond insurance is paid by the issuer, by a prior owner of such Bonds or by the Sponsor and a monthly premium is paid by an Insured Trust for the portfolio insurance, if any, obtained by such Trust. The Trustee has the right to obtain permanent insurance from a Portfolio Insurer in connection with the sale of a Bond insured under the insurance policy obtained from the respective Portfolio Insurer by an Insured Trust upon the payment of a single predetermined insurance premium from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. All Bonds insured by the Portfolio Insurers and the Preinsured Bond Insurers receive a "AAA" rating by Standard & Poor's. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

In selecting Securities for the Trusts the following facts, among others, were considered by the Sponsor: (a) either the Standard & Poor's rating of the Securities was in no case less than "BBB-" in the case of the Insured
Trusts and "A-" in the case of the Quality Trusts, or the Moody's
Investors Service, Inc. rating of the Securities was in no case less than " Baa" in the case of the Insured Trusts and "A" in the case of the Quality Trusts, including provisional or conditional ratings, respectively, or, if not rated, the Securities had, in the opinion of the Sponsor, credit characteristics sufficiently similar to the credit characteristics of interest-bearing tax-exempt obligations that were so rated as to be acceptable for acquisition by the Fund (see "Other Matters--Description of Securities Ratings"), (b) the prices of the Securities relative to other bonds of comparable quality and maturity, (c) the diversification of Securities as to purpose of issue and location of issuer and (d) with respect to the Insured Trusts, the availability and cost of insurance for the prompt payment of principal and interest, when due, on the Securities. Subsequent to the Date of Deposit, a Security may cease to be rated or its rating may be reduced below the minimum required as of the Date of Deposit. Neither event requires elimination of such Security from the portfolio of a Trust but may be considered in the Sponsor's determination as to whether or not to direct the Trustee to dispose of the Security (see "Trust Administration--Fund Administration and Expenses--Portfolio Administration").

To the best knowledge of the Sponsor, there is no litigation pending as of the Date of Deposit in respect of any Securities which might reasonably be expected to have a material adverse effect upon the Fund or any of the Trusts. At any time after the Date of Deposit, litigation may be initiated on a variety of grounds with respect to Securities in the Fund. Such litigation, as, for example, suits challenging the issuance of pollution control revenue bonds under environmental protection statutes, may affect the validity of such Securities or the tax-free nature of the interest thereon. While the outcome of litigation of such nature can never be entirely predicted, the Fund has received or will receive opinions of bond counsel to the issuing authorities of each Security on the date of issuance to the effect that such Securities have been validly issued and that the interest thereon is exempt from Federal income tax. In addition, other factors may arise from time to time which potentially may impair the ability of issuers to meet obligations undertaken with respect to the Securities.

Risk Factors. Certain of the Bonds in certain of the Trusts may be general obligations of a governmental entity that are backed by the taxing power of such entity. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. All other Bonds in the Trusts are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different Bonds in the Fund, both within a particular classification and between classifications, depending on numerous factors. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. These bonds were issued under Section 103A of the Internal Revenue Code, which Section contains certain requirements relating to the use of the proceeds of such bonds in order for the interest on such bonds to retain its tax-exempt status. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds. In connection with the housing bonds held by the Fund, the Sponsor at the Date of Deposit is not aware that any of the respective issuers of such Bonds are actively considering the redemption of such Bonds prior to their respective stated initial call dates. See " General" for each Trust.

Certain of the Bonds in certain of the Trusts may be health care revenue bonds. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party payor programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party payor programs. Pursuant to recent Federal legislation, Medicare reimbursements are currently calculated on a prospective basis utilizing a single nationwide schedule of rates. Prior to such legislation Medicare reimbursements were based on the actual costs incurred by the health facility. The current legislation may adversely affect reimbursements to hospitals and other facilities for services provided under the Medicare program. Such adverse changes also may adversely affect the ratings of Securities held in the portfolios of the Fund; however, because of the insurance obtained by each of the Insured Trusts, the "AAA" rating of the Units of each of the Insured Trusts would not be affected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. All of such issuers have been experiencing certain of these problems in varying degrees. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the Bonds in the portfolio to make payments of principal and/or interest on such Bonds. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Such Bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances. All of such issuers have been experiencing certain of these problems in varying degrees. See "
General" for each Trust.

Certain of the Bonds in certain of the Trusts may be industrial revenue bonds ("IRBs"). In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such Bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such Bonds, even though no actual takeover or other action is ever contemplated or effected. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations that are secured by lease payments of a governmental entity (hereinafter called " lease obligations"). Lease obligations are often in the form of certificates of participation. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. General problems relating to school bonds include litigation contesting the State constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds in the Trusts. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers. All of such issuers have been experiencing certain of these problems in varying degrees. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. The air transport industry is experiencing significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines are experiencing severe financial difficulties. The Sponsor cannot predict what effect these industry conditions may have on airport revenues which are dependent for payment on the financial condition of the airlines and their usage of the particular airport facility. Similarly, payment on Bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents. See "General" for each Trust.

Certain of the Bonds in certain of the Trusts may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. In view of this an investment in such a Trust should be made with an understanding of the characteristics of such issuers and the risks which such an investment may entail. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform; or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds in such a Trust prior to the stated maturity of the Bonds. See "General" for each Trust.

Replacement Bonds. Because certain of the Securities in the Fund may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that any Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for the Fund under a contract, including those Securities purchased on a "when, as and if issued" basis ("Failed Bonds"), the Sponsor is authorized under the Trust
Agreement to direct the Trustee to acquire other bonds ("Replacement
Bonds") to make up the original corpus of the Fund.

The Replacement Bonds must be purchased within 20 days after delivery of the notice of the failed contract and the purchase price (exclusive of accrued interest) may not exceed the amount of funds reserved for the purchase of the Failed Bonds. The Replacement Bonds (i) must be tax-exempt bonds issued by states or territories of the United States or political subdivisions thereof and, in the case of replacement of bonds in a State Trust, shall have the benefit of an exemption from state taxation of interest to an extent equal to or greater than that of the bonds they replace, (ii) must have a fixed maturity date of at least 10 years in the case of an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) or, in the case of an IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity or IM-IT Short Intermediate Trust, must have a fixed maturity date within the range set forth under "Unitholder Explanations--Settlement of Bonds in the Trusts--The Fund" , (iii) must be purchased at a price that results in a yield to maturity and in a current return, in each case as of the Date of Deposit, at least equal to that of the Failed Bonds, (iv) shall not be "when, as and if issued" bonds, (v) must be rated "BBB-" or better in the case of the Insured Trusts and "A-" or better in the case of the Quality Trusts by Standard & Poor's or "Baa" or better in the case of the Insured Trusts and "A" or better in the case of the Quality Trusts by Moody's Investors Service, Inc. and (vi) with respect to each Insured Trust, must be insured by one of the Preinsured Bond Insurers or be eligible for (and when acquired be insured under) the insurance obtained by such Insured Trust. Whenever a Replacement Bond has been acquired for the Fund, the Trustee shall, within five days thereafter, notify all Unitholders of the affected Trust of the acquisition of the Replacement Bond and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the affected Trust of the Failed Bond exceeded the cost of the Replacement Bond plus accrued interest. Once the original corpus of a Trust is acquired, the Trustee will have no power to vary the investment of the Trust; i.e., the Trust will have no managerial power to take advantage of market variation to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraph shall not be utilized to acquire Replacement Bonds in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Bonds to all Unitholders of the affected Trust and distribute the principal and accrued interest (at the coupon rate of such Failed Bonds to the date the Failed Bonds are removed from the Fund) attributable to such Failed Bonds not more than 30 days after such removal or such earlier time as the Trustee in its sole discretion deems to be in the interest of the Unitholders. All such interest paid to a Unitholder which accrued after the expected date of settlement for purchase of his Units will be paid by the Sponsor and accordingly will not be treated as tax-exempt income. In the event a Replacement Bond should not be acquired by the Fund, the Estimated Net Annual Interest Income per Unit for the affected Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return thereon might be lowered. In addition, Unitholders should be aware that they may not be able at the time of receipt of such principal to reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds were earning to Unitholders in the affected Trust.

Bond Redemptions. Certain of the Bonds in certain of the Trusts may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will (except to the extent the proceeds of the called Bonds are used to pay for Unit redemptions) result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions; it may also affect the current return on Units of the Trust involved. Each Trust portfolio contains a listing of the sinking fund and call provisions, if any, with respect to each of the debt obligations. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of Bonds or may require the mandatory redemption of Bonds include, among others: a final determination that the interest on the Bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the Bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the Bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the Bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the Bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the Bonds are issued on the issuer of the Bonds or the user of the proceeds of the Bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the Bonds; an overestimate of the costs of the project to be financed with the proceeds of the Bonds resulting in excess proceeds of the Bonds which may be applied to redeem Bonds; or an underestimate of a source of funds securing the Bonds resulting in excess funds which may be applied to redeem Bonds. The issuer of certain Bonds in a Trust may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call Bonds in accordance with the stated redemption provisions of such Bonds. In such a case the issuer no longer has the right to call the Bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a Bond at a time when the issuer of the Bond might not have called a Bond for redemption had it not sold such rights. The Sponsor is unable to predict all of the circumstances which may result in such redemption of an issue of Bonds. See "Portfolio" for each Trust and footnote (3) in the "Notes to Portfolios". See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

Distributions. Distributions of interest received by the Fund, pro rated on an annual basis, will be made on a monthly basis, unless the Unitholder elects to receive them semi-annually. The first such distribution will be in the amount indicated under "Per Unit Information" for the applicable Trust and will be made on the fifteenth day of the month indicated under "Initial Distribution" therein to Unitholders of record on the first day of such month. The first distribution of funds from the Principal Account, if any, will be made on the first semi-annual distribution date to Unitholders of record on the first semi-annual record date, and thereafter such distributions will be made on a semi-annual basis, except under certain special circumstances (see "Unitholder Explanations--Public Offering
-Distributions of Interest and Principal").

Change of Distribution Option. The plan of distribution selected by a Unitholder will remain in effect until changed. Unitholders purchasing Units in the secondary market will initially receive distributions in accordance with the election of the prior owner. Unitholders may change the plan of distribution in which they are participating. For convenience of Unitholders, the Trustee will furnish a card for this purpose; cards may also be obtained upon request from the Trustee. Unitholders desiring to change their plan of distribution may so indicate on the card and return it together with their certificate and such other documentation that the Trustee may then require, to the Trustee. Certificates should only be sent by registered or certified mail to minimize the possibility of their being lost or stolen. If the card and certificate are properly presented to the Trustee, the change will become effective as of the opening of business on the first day after the next succeeding semi-annual record date and will be effective, unless further changed, for all subsequent distributions.

Certificates. The Trustee is authorized to treat as the record owner of Units that person who is registered as such owner on the books of the Trustee. Ownership of Units of each Trust is evidenced by separate registered certificates executed by the Trustee and the Sponsor. Certificates are transferable by presentation and surrender to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer. A Unitholder must sign exactly as his name appears on the face of the certificate with the signature guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. In certain instances the Trustee may require additional documents such as, but not limited to, trust instruments, certificates of death, appointments as executor or administrator or certificates of corporate authority. Certificates will be issued in denominations of one Unit or any multiple thereof. Certificates for Units will bear appropriate notations on their face indicating which plan of distribution has been selected in respect thereof. If a change in the plan of distribution is made, the existing certificate must be surrendered to the Trustee and a new certificate will be issued, at no charge to the Unitholder, to reflect the currently effective plan of distribution.

Although no such charge is now made or contemplated, the Trustee may require a Unitholder to pay a reasonable fee for each certificate re-issued (other than as a result of a change in plan of distribution) or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity, evidence of ownership and payment of expenses incurred. Mutilated certificates must be surrendered to the Trustee for replacement.

ESTIMATED CURRENT RETURNS AND ESTIMATED LONG-TERM RETURNS

As of the close of business on the day before the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) the Estimated Current Returns and the Estimated Long-Term Returns, under the monthly and semi-annual distribution plans, were as set forth in the "Per Unit Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. The Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by the Sponsor for deposit in the Fund, it may be necessary for the Sponsor or Trustee to pay on the settlement dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amounts which will be made available through cash furnished by the Sponsor on the Date of Deposit, which amount of cash may exceed the interest which would accrue to the First Settlement Date. The Trustee has agreed to pay for any amounts necessary to cover any such excess and will be reimbursed therefor, when funds become available from interest payments on the particular Securities with respect to which such payments may have been made. Also, since interest on any "when, as and if issued" Securities does not begin accruing as tax-exempt interest income to the benefit of Unitholders until their respective dates of delivery, the Trustee may, in order to maintain (or in some cases approach) for the Unitholders the same estimated net annual interest incomes during the first year of the Trusts' operations as is indicated under "Per Unit Information" for the applicable Trust, reduce its fee (and to the extent necessary pay Trust expenses) in an amount equal to that indicated under "
Per Unit Information" for the applicable Trust.

INTEREST EARNING SCHEDULE

Calculation of Estimated Net Annual Interest Income. The estimated net annual interest income is based on 360 days. To account for the estimated net annual interest income per Unit in a Trust, it is necessary to use the following information.

The beginning interest date for each Trust is December 18, 1995. The first monthly record date for each Trust (January 1, 1996) is 13 days from such date. The daily rates of estimated net annual interest income per Unit accrued on a monthly basis are $.13895, $.12278, $.13721, $.13202, $.13248, $.13717,
$.11484, $.13416 and $.14006 for the IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts, respectively. This amounts to $1.81, $1.60, $1.78, $1.72, $1.72, $1.78, $1.49,
$1.74 and $1.82 for the IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts, respectively.

Utilizing the preceding information assuming the monthly payment option, the following procedure illustrates the calculation of first year estimated net annual interest income per Unit for the California IM-IT Trust:

The California IM-IT Trust accrues

$1.78 to the first record date plus
$45.32 which is 11 normal distributions at $4.12, and finally adding
$2.30 which has accrued from December 1, 1996 until December 18, 1996 which completes the 360 day cycle (17 days times the daily factor)

Total $49.40 interest earned /$1,000.00 (Date of Deposit Public Offering Price) = 4.94% Estimated Current Return as of the Date of Deposit.


ACCRUED INTEREST

Accrued Interest. Accrued interest is an accumulation of unpaid interest on securities which generally is paid semi-annually, although the Trust accrues such interest daily. Because of this, the Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of the Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid by Unitholders, the Trustee will advance the amount of accrued interest to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date. See "Public Offering--Distributions of Interest and Principal."

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by a Trust and distributed to Unitholders. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

PUBLIC OFFERING


General. Units are offered at the Public Offering Price. During the initial offering period the Public Offering Price is based on the offering prices of the Securities in each Trust and includes a sales charge of 4.9% of the Public Offering Price (5.152% of the aggregate offering price of the Securities) for an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust), 4.3% of the Public Offering Price (4.493% of the aggregate offering price of the Securities) for an IM-IT Limited Maturity Trust, 3.9% of the Public Offering Price (4.058% of the aggregate offering price of the Securities) for an IM-IT Intermediate Trust, 3.0% of the Public Offering Price (3.093% of the aggregate offering price of the Securities) for a State Intermediate Laddered Maturity Trust and 2.0% of the Public Offering Price (2.041% of the aggregate offering price of the Securities) for an IM-IT Short Intermediate Trust. After the initial public offering period, the secondary market Public Offering Price is based on the bid prices of the Securities in each Trust and includes a sales charge determined in accordance with the table set forth below, which is based upon the dollar weighted average maturity of each Trust plus in each case accrued interest, if any. For purposes of computation, Bonds will be deemed to mature on their expressed maturity dates unless: (a) the Bonds have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or
(b) such Bonds are subject to a "mandatory tender" , in which case such mandatory tender will be deemed to be the date upon which they mature.

The effect of this method of sales charge computation will be that different sales charge rates will be applied to each Trust based upon the dollar weighted average maturity of such Trust's Portfolio, in accordance with the following schedule:



Years To Maturity    Sales Charge               Years To Maturity    Sales Charge
1                    1.010%                     12                        4.167%
2                    1.266                      13                        4.275
3                    1.579                      14                        4.384
4                    1.781                      15                        4.493
5                    2.041                      16                        4.603
6                    2.302                      17                        4.712
7                    2.564                      18                        4.822
8                    3.093                      19                        4.932
9                    3.627                      20                        5.042
10                   4.058                      21 to 30                  5.152
11                   4.112




The sales charges in the above table are expressed as a percentage of the aggregate bid prices of the Securities in a Trust. Expressed as a percent of the Public Offering Price, the sales charge on a Trust consisting entirely of a portfolio of Bonds with 15 years to maturity would be 4.30%. The sales charge applicable to quantity purchases during the initial offering period is, however, reduced on a graduated basis to any person acquiring 100 or more Units as follows:



                               Dollar Amount of Sales
                             Charge Reduction Per Unit
                        IM-IT, State
                       (other than a
                       State Intermediate
                       Laddered Maturity
                       Trust) and
Aggregate Number of    National Quality    IM-IT Short
Units Purchased        Trusts              Intermediate Trust   Other Trusts
100-249 Units......... $            4.00   $            2.00   $              4.00
250-499 Units......... $            6.00   $            3.00   $              6.00
500-999 Units......... $           14.00   $            4.00   $              9.00
1,000 or more Units... $           19.00   $            6.00   $             11.00



Any such reduced sales charge shall be the responsibility of the selling Underwriter, broker, dealer or agent. The Sponsor will, however, increase the concession or agency commission for such quantity purchases. See "Public Offering--Unit Distribution". This reduced sales charge structure will apply on all purchases by the same person from any one Underwriter or dealer of units of Van Kampen American Capital-sponsored unit investment trusts which are being offered in the initial offering period (a) on any one day (the " Initial Purchase Date") or (b) on any day subsequent to the Initial
Purchase Date, if (1) the units purchased are of a unit investment trust purchased on the Initial Purchase Date, and (2) the person purchasing the units purchased a sufficient amount of units on the Initial Purchase Date to qualify for a reduced sales charge on such date. In the event units of more than one trust are purchased on the Initial Purchase Date, the aggregate dollar amount of such purchases will be used to determine whether purchasers are eligible for a reduced sales charge. Such aggregate dollar amount will be divided by the public offering price per unit (on the day preceding the date of purchase) of each respective trust purchased to determine the total number of units which such amount could have purchased of each individual trust. Purchasers must then consult the applicable trust's prospectus to determine whether the total number of units which could have been purchased of a specific trust would have qualified for a reduced sales charge and, if so qualified, the amount of such reduction. Assuming a purchaser qualifies for a sales charge reduction or reductions, to determine the applicable sales charge reduction or reductions it is necessary to accumulate all purchases made on the Initial Purchase Date and all purchases made in accordance with (b) above. Units purchased in the name of the spouse of a purchaser or in the name of a child of such purchaser under 21 years of age will be deemed for the purposes of calculating the applicable sales charge to be additional purchases by the purchaser. The reduced sales charges will also be applicable to a trustee or other fiduciary purchasing securities for one or more trust estate or fiduciary accounts. Employees of Van Kampen American Capital Distributors Inc. and its subsidiaries may purchase Units of the Trust at the current Public Offering Price less the underwriting commission or less the dealer's concession in the absence of an underwriting commission. Registered representatives of selling Underwriters may purchase Units of the Fund at the current Public Offering Price less the underwriting commission during the initial offering period, and less the dealer's concession for secondary market transactions. Registered representatives of selling brokers, dealers, or agents may purchase Units of the Fund at the current Public Offering Price less the dealer's concession during the initial offering period and for secondary market transactions.

Units may be purchased in the primary or secondary market at the Public Offering Price (for purchases which do not qualify for a sales charge reduction for quantity purchases) less the concession the Sponsor typically allows to brokers and dealers for purchases (see "Trust Administration--General--Unit Distribution") by (1) investors who purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed, (2) bank trust departments investing funds over which they exercise exclusive discretionary investment authority and that are held in a fiduciary, agency, custodial or similar capacity, (3) any person who for at least 90 days, has been an officer, director or bona fide employee of any firm offering Units for sale to investors or their immediate family members (as described above) and
(4) officers and directors of bank holding companies that make Units available directly or through subsidiaries or bank affiliates. Notwithstanding anything to the contrary in this Prospectus, such investors, bank trust departments, firm employees and bank holding company officers and directors who purchase Units through this program will not receive sales charge reductions for quantity purchases.

Offering Price. Public Offering Price of the Units will vary from the amounts stated under "Summary of Essential Financial Information" in accordance with fluctuations in the prices of the underlying Securities in each Trust.

As indicated above, the price of the Units as of the date the Securities were deposited in each Trust was determined by adding to the aggregate offering price of the Securities of a Trust an amount equal to the applicable sales charge expressed as a percentage of the aggregate offering price of the Securities and dividing the sum so obtained by the number of Units outstanding. This computation produced a gross underwriting commission equal to such sales charge expressed as a percentage of the Public Offering Price. Such price determination as of the close of business on the day before the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) was made on the basis of an evaluation of the Securities in each Trust prepared by Interactive Data Corporation, a firm regularly engaged in the business of evaluating, quoting or appraising comparable securities. After the close of business on the day before the Date of Deposit (except for the IM-IT as of 8:00 A.M. Central Time on the Date of Deposit) and during the period of initial offering, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities of each Trust as of 4:00 P.M. Eastern time on days the New York Stock Exchange is open for business and will adjust the Public Offering Price of the Units commensurate with such appraisal. Such Public Offering Price will be effective for all orders received at or prior to 4:00 P.M. Eastern time on each such day. Orders received by the Trustee, Sponsor or any Underwriter for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price. For secondary market sales the Public Offering Price per Unit will be equal to the aggregate bid price of the Securities in the Trust plus an amount equal to the applicable secondary market sales charge expressed as a percentage of the aggregate bid price of the Securities and dividing the sum so attained by the number of Units then outstanding. This computation produces a gross commission equal to such sales charge expressed as a percentage of the Public Offering Price. For secondary market purposes such appraisal and adjustment with respect to a Trust will be made by the Evaluator as of 4:00 P.M. Eastern time on days in which the New York Stock Exchange is open for each day on which any Unit of such Trust is tendered for redemption, and it shall determine the aggregate value of any Trust as of 4:00 P.M. Eastern time on such other days as may be necessary.

The aggregate price of the Securities in each Trust has been and will be determined on the basis of bid prices or offering prices, as is appropriate,
(a) on the basis of current market prices for the Securities obtained from dealers or brokers who customarily deal in bonds comparable to those held by the Fund; (b) if such prices are not available for any particular Securities, on the basis of current market prices for comparable bonds; (c) by causing the value of the Securities to be determined by others engaged in the practice of evaluation, quoting or appraising comparable bonds; or (d) by any combination of the above. Market prices of the Securities will generally fluctuate with changes in market interest rates. Unless Bonds are in default in payment of principal or interest or in significant risk of such default, the Evaluator will not attribute any value to the insurance obtained by an Insured Trust, if any.

The Evaluator will consider in its evaluation of Bonds which are in default in payment of principal or interest or, in the Sponsor's opinion, in significant risk of such default (the "Defaulted Bonds") the value of the insurance guaranteeing interest and principal payments. The value of the insurance will be equal to the difference between (i) the market value of Defaulted Bonds assuming the exercise of the right to obtain Permanent Insurance (less the insurance premiums and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Defaulted Bonds not covered by Permanent Insurance. In addition, the Evaluator will consider the ability of the affected Portfolio Insurer to meet its commitments under any Trust insurance policy, including the commitments to issue Permanent Insurance. It is the position of the Sponsor that this is a fair method of valuing the Bonds and the insurance obtained by an Insured Trust and reflects a proper valuation method in accordance with the provisions of the Investment Company Act of 1940.

No value has been ascribed to insurance obtained by an Insured Trust, if any, as of the date of this Prospectus.

The initial or primary Public Offering Price of the Units is equal to the offering price per Unit of the underlying Securities in each Trust plus the applicable sales charge plus interest accrued but unpaid from the First Settlement Date to the date of settlement. The secondary market Public Offering Price is equal to the bid price per Unit of the Securities in each Trust plus the applicable sales charge plus accrued interest. The offering price of Securities in each Trust may be expected to average approximately 0.5%-1% more than the bid price of such Securities. On the Date of Deposit, the offering side evaluations of the Securities in the Trusts were higher than the bid side evaluations of such Securities by the respective amounts indicated under footnote (5) in "Notes to Portfolios".

Although payment is normally made three business days following the order for purchase, payment may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. Delivery of certificates representing Units so ordered will be made three business days following such order or shortly thereafter. See "Redemption of Units" below for information regarding the ability to redeem Units ordered for purchase.

Market for Units. During the initial public offering period, the Sponsor and/or certain of the Underwriters intend to offer to purchase Units at a price equivalent to the Public Offering Price which is based upon the aggregate offering price per Unit of the underlying Securities in each Trust plus accrued interest to the date of settlement less the related sales commission. Afterward, although they are not obligated to do so, the Sponsor intends to, and certain of the other Underwriters may, maintain a market for the Units offered hereby and to offer continuously to purchase such Units at prices, subject to change at any time, based upon the aggregate bid prices of the Securities in the portfolio of each Trust plus interest accrued to the date of settlement and plus any principal cash on hand, less any amounts representing taxes or other governmental charges payable out of the Trust and less any accrued Trust expenses. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the Underwriters may either discontinue all purchases of Units or discontinue purchases of Units at such prices. In the event that a market is not maintained for the Units and the Unitholder cannot find another purchaser, a Unitholder of any Trust desiring to dispose of his Units may be able to dispose of such Units only by tendering them to the Trustee for redemption at the Redemption Price, which is based upon the aggregate bid price of the Securities in the portfolio of such Trust plus any accrued interest. The aggregate bid prices of the underlying Securities in a Trust are expected to be less than the related aggregate offering prices. See "Redemption of Units" below. A
Unitholder who wishes to dispose of his Units should inquire of his broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

Distributions of Interest and Principal. Interest received by the Fund, including that part of the proceeds of any disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for the appropriate Trust. Other receipts are credited to the Principal Account for the appropriate Trust. Interest received by the Fund after deduction of amounts sufficient to reimburse the Trustee, without interest, for any amounts advanced and paid to the Sponsor as the Unitholder of record as of the First Settlement Date (see "Public Offering--Offering Price" above) will be distributed on or shortly after the fifteenth day of each month on a pro rata basis to Unitholders of record of a Trust as of the preceding record date who are entitled to distributions at that time under the plan of distributions chosen. All distributions will be net of applicable expenses. The pro rata share of cash in the Principal Account of a Trust will be computed as of the date set forth under "Per Unit Information" for the applicable Trust, and thereafter as of the semi-annual record date, and distributions to the Unitholders as of such record date will be made on or shortly after the fifteenth day of such month. Proceeds received from the disposition of any of the Securities after such record date and prior to the following distribution date will be held in the Principal Account and not distributed until the next distribution date. The Trustee is not required to pay interest on funds held in any Principal or Interest Account (but may itself earn interest thereon and therefore benefits from the use of such funds) nor to make a distribution from the Principal Account unless the amount available for distribution therein shall equal at least $1.00 per Unit. However, should the amount available for distribution in the Principal Account equal or exceed $10.00 per Unit, the Trustee will make a special distribution from the Principal Account on the next succeeding monthly distribution date to holders of record on the related monthly record date.

The distribution to the Unitholders of a Trust as of each record date after the First Settlement Date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholder's pro rata share of the estimated net annual interest income in the Interest Account of such Trust after deducting estimated expenses attributable as is consistent with the distribution plan chosen. Because interest payments are not received by the Fund at a constant rate throughout the year, such interest distribution may be more or less than the amount credited to such Interest Account as of the record date. For the purpose of minimizing fluctuations in the distributions from an Interest Account, the Trustee is authorized to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee shall be reimbursed for any such advances from funds in the applicable Interest Account on the ensuing record date. Persons who purchase Units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase, under the applicable plan of distribution.

As of the first day of each month, the Trustee will deduct from the Interest Account and, to the extent funds are not sufficient therein, from the Principal Account, amounts necessary to pay the expenses of the Fund (as determined on the basis set forth under "Trust Administration--Fund Administration and Expenses"). The Trustee also may withdraw from said Accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Fund. Amounts so withdrawn shall not be considered a part of the Fund's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate Accounts. In addition, the Trustee may withdraw from the Interest and Principal Accounts such amounts as may be necessary to cover purchases of Replacement Bonds and redemptions of Units by the Trustee.

Reinvestment Option. Unitholders of all unit investment trusts sponsored by Van Kampen American Capital Distributors, Inc. may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of certain Van Kampen American Capital mutual funds (except for B shares) which are registered in the Unitholder's state of residence. In addition, Unitholders of a New York IM-IT Trust or New York IM-IT Intermediate Laddered Maturity Trust, other than those residing in the Commonwealth of Massachusetts, may elect to have each distribution of interest income, capital gains and/or principal on their Units automatically reinvested in shares of First Investors New York Insured Tax Free Fund, Inc., a fund which invests primarily in securities exempt from federal and New York state and city income tax. Such mutual funds are hereinafter collectively referred to as the "Reinvestment Funds".

Each Reinvestment Fund has investment objectives which differ in certain respects from those of the Trusts. The prospectus relating to each Reinvestment Fund describes the investment policies of such fund and sets forth the procedures to follow to commence reinvestment. A Unitholder may obtain a prospectus for the respective Reinvestment Funds from Van Kampen American Capital Distributors, Inc. at One Parkview Plaza, Oakbrook Terrace, Illinois 60181. Texas residents who desire to reinvest may request that a broker-dealer registered in Texas send the prospectus relating to the respective fund.

After becoming a participant in a reinvestment plan, each distribution of interest income, capital gains and/or principal on the participant's Units will, on the applicable distribution date, automatically be applied, as directed by such person, as of such distribution date by the Trustee to purchase shares (or fractions thereof) of the applicable Reinvestment Fund at a net asset value as computed as of the close of trading on the New York Stock Exchange on such date, plus a sales charge of $1.00 per $100 of reinvestment except if the participant selects the First Investors New York Insured Tax Free Fund, Inc., in which case the sales charge will be $1.50 per $100 of reinvestment, or except if the participant selects the Van Kampen American Capital Reserve Fund, the Van Kampen American Capital Tax Free Money Fund, the Van Kampen American Capital Florida Insured Tax Free Income Fund, the Van Kampen American Capital New Jersey Tax Free Income Fund, or the Van Kampen American Capital New York Tax Free Income Fund, in which case no sales charge applies. A minimum of one-half of such sales charge would be paid to Van Kampen American Capital Distributors, Inc. for all Reinvestment Funds except First Investors New York Insured Tax Free Fund, Inc., in which case such sales charge would be paid to First Investors Management Company, Inc.

Confirmations of all reinvestments by a Unitholder into a Reinvestment Fund will be mailed to the Unitholder by such Reinvestment Fund.

A participant may at any time prior to five days preceding the next succeeding distribution date, by so notifying the Trustee in writing, elect to terminate his or her reinvestment plan and receive future distributions of his or her Units in cash. There will be no charge or other penalty for such termination. Each Reinvestment Fund, its sponsor and investment adviser shall have the right to terminate at any time the reinvestment plan relating to such fund.

Redemption of Units. A Unitholder may redeem all or a portion of his Units by tender to the Trustee, at its Unit Investment Trust Division, 101 Barclay Street, 20th Floor, New York, New York 10286, of the certificates representing the Units to be redeemed, duly endorsed or accompanied by proper instruments of transfer with signature guaranteed (or by providing satisfactory indemnity, as in connection with lost, stolen or destroyed certificates) and by payment of applicable governmental charges, if any. Thus, redemption of Units cannot be effected until certificates representing such Units have been delivered to the person seeking redemption or satisfactory indemnity provided. No redemption fee will be charged. On the third business day following such tender the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed after receipt by the Trustee of such tender of Units. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that as regards Units received after 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such Units will be deemed to have been tendered to the Trustee on such day for redemption at the Redemption Price computed on that day.

Under regulations issued by the Internal Revenue Service, the Trustee will be required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, at any time a Unitholder elects to tender Units for redemption, such Unitholder should provide a tax identification number to the Trustee in order to avoid this possible "back-up withholding" in the event the Trustee has not been previously provided such number.

Accrued interest paid on redemption shall be withdrawn from the Interest Account of such Trust or, if the balance therein is insufficient, from the Principal Account of such Trust. All other amounts will be withdrawn from the Principal Account of such Trust. The Trustee is empowered to sell underlying Securities of a Trust in order to make funds available for redemption. Units so redeemed shall be cancelled.

The Redemption Price per Unit (as well as the secondary market Public Offering Price) will be determined on the basis of the bid price of the Securities in each Trust, while the initial and primary Public Offering Price of Units will be determined on the basis of the offering price of the Securities in each Trust, as of 4:00 P.M. Eastern time on days of trading on the New York Stock Exchange on the date any such determination is made. On the Date of Deposit the Public Offering Price per Unit (which is based on the offering prices of the Bonds in each Trust and includes the sales charge) exceeded the value at which Units could have been redeemed (based upon the current bid prices of the Securities in such Trust) by the amount shown under "Summary of Essential Financial Information". While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in each Trust on the basis of (i) the cash on hand in such Trust or moneys in the process of being collected, (ii) the value of the Securities in such Trust based on the bid prices of the Securities therein, except for cases in which the value of insurance has been included, (iii) interest accrued thereon, less (a) amounts representing taxes or other governmental charges payable out of such Trust and (b) the accrued expenses of such Trust. The Evaluator may determine the value of the Securities in each Trust by employing any of the methods set forth in "Public Offering--Offering Price". In determining the Redemption Price per Unit no value will be assigned to the portfolio insurance maintained on the Bonds in an Insured Trust unless such Bonds are in default in payment of principal or interest or in significant risk of such default. For a description of the situations in which the Evaluator may value the insurance obtained by the Insured Trusts, see "
Public Offering--Offering Price" above.

The price at which Units may be redeemed could be less than the price paid by the Unitholder and may be less than the par value of the Securities represented by the Units so redeemed. As stated above, the Trustee may sell Securities to cover redemptions. When Securities are sold, the size and diversity of the affected Trust will be reduced. Such sales may be required at a time when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or during which the Securities and Exchange Commission determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities in the Trusts is not reasonably practicable, or for such other periods as the Securities and Exchange Commission may by order permit. Under certain extreme circumstances the Sponsor may apply to the Securities and Exchange Commission for an order permitting a full or partial suspension of the right of Unitholders to redeem their Units.

Reports Provided. The Trustee shall furnish Unitholders of a Trust in connection with each distribution a statement of the amount of interest and the amount of other receipts (received since the preceding distribution), if any, being distributed expressed in each case as a dollar amount representing the pro rata share of each Unit of a Trust outstanding. For as long as the Trustee deems it to be in the best interests of the Unitholders, the accounts of each Trust shall be audited, not less frequently than annually, by independent certified public accountants and the report of such accountants shall be furnished by the Trustee to Unitholders of such Trusts upon request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a registered Unitholder of a Trust a statement (i) as to the Interest
Account: interest received (including amounts representing interest received upon any disposition of Securities) and the percentage of such interest by states in which the issuers of the Securities are located, deductions for applicable taxes and for fees and expenses of such Trust, for purchases of Replacement Bonds and for redemptions of Units, if any, and the balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year;
(ii) as to the Principal Account: the dates of disposition of any Securities and the net proceeds received therefrom (excluding any portion representing accrued interest), the amount paid for purchases of Replacement Bonds and for redemptions of Units, if any, deductions for payment of applicable taxes and fees and expenses of the Trustee, the amount of "when issued" interest treated as a return of capital, if any, and the balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; (iii) a list of the Securities held and the number of Units outstanding on the last business day of such calendar year; (iv) the Redemption Price per Unit based upon the last computation thereof made during such calendar year; and (v) amounts actually distributed during such calendar year from the Interest and Principal Accounts, separately stated, expressed both as total dollar amounts and as dollar amounts representing the pro rata share of each Unit outstanding.

In order to comply with Federal and state tax reporting requirements, Unitholders will be furnished, upon request to the Trustee, evaluations of the Securities in a Trust furnished to it by the Evaluator.

Each distribution statement of a Trust will reflect pertinent information in respect of the other plan of distribution so that Unitholders may be informed regarding the results of such other plan of distribution.

INSURANCE ON THE BONDS IN THE INSURED TRUSTS

Insurance has been obtained by each Insured Trust or by the issuer of such Bonds, or by a prior owner of such Bonds, or by the Sponsor prior to the deposit of such Bonds in a Trust guaranteeing prompt payment of interest and principal, when due, in respect of the Bonds in such Trust. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection". An insurance policy obtained by an Insured Trust, if any, is non-cancellable and will continue in force so long as such Trust is in existence, the respective Portfolio Insurer referred to below is still in business and the Bonds described in such policy continue to be held by such Trust (see "Portfolio" for the respective Insured Trust). Any portfolio insurance premium for an Insured Trust, which is an obligation of such Trust, is paid by each Trust on a monthly basis. Non-payment of premiums on a policy obtained by an Insured Trust will not result in the cancellation of insurance but will force the insurer to take action against the Trustee to recover premium payments due it. The Trustee in turn will be entitled to recover such payments from such Trust. Premium rates for each issue of Bonds protected by a policy obtained by an Insured Trust, if any, are fixed for the life of the Trust. The premium for any Preinsured Bond insurance has been paid by such issuer, by a prior owner of such Bonds or the Sponsor and any such policy or policies are non-cancellable and will continue in force so long as the Bonds so insured are outstanding and the respective Preinsured Bond Insurer remains in business. If the provider of an original issuance insurance policy is unable to meet its obligations under such policy or if the rating assigned to the claims-paying ability of any such insurer deteriorates, the Portfolio Insurers have no obligation to insure any issue adversely affected by either of the above described events.

The aforementioned portfolio insurance obtained by an Insured Trust, if any, guarantees the timely payment of principal and interest on the Bonds as they fall due. For the purposes of insurance obtained by an Insured Trust, " when due" generally means the stated maturity date for the payment of principal and interest. However, in the event (a) an issuer of a Bond defaults in the payment of principal or interest on such Bond, (b) such issuer enters into a bankruptcy proceeding or (c) the maturity of such Bond is accelerated, the affected Portfolio Insurer has the option, in its sole discretion, after receiving notice of the earliest to occur of such a default, bankruptcy proceeding or acceleration to pay the outstanding principal amount of such Bond plus accrued interest to the date of such payment and thereby retire the Bond from the affected Trust prior to such Bond's stated maturity date. The insurance does not guarantee the market value of the Bonds or the value of the Units. Insurance obtained by an Insured Trust, if any, is only effective as to Bonds owned by and held in such Trust. In the event of a sale of any such Bond by the Trustee, such insurance terminates as to such Bond on the date of sale.

Pursuant to an irrevocable commitment of the Portfolio Insurers, the Trustee, upon the sale of a Bond covered under a portfolio insurance policy obtained by an Insured Trust, has the right to obtain permanent insurance with respect to such Bond (i.e., insurance to maturity of the Bonds regardless of the identity of the holder thereof) (the "Permanent Insurance") upon the payment of a single predetermined insurance premium and any expenses related thereto from the proceeds of the sale of such Bond. Accordingly, any Bond in an Insured Trust is eligible to be sold on an insured basis. It is expected that the Trustee would exercise the right to obtain Permanent Insurance only if upon such exercise the affected Trust would receive net proceeds (sale of Bond proceeds less the insurance premium and related expenses attributable to the Permanent Insurance) from such sale in excess of the sale proceeds if such Bonds were sold on an uninsured basis. The insurance premium with respect to each Bond eligible for Permanent Insurance would be determined based upon the insurability of each Bond as of the Date of Deposit and would not be increased or decreased for any change in the creditworthiness of each Bond.

The Sponsor believes that the Permanent Insurance option provides an advantage to an Insured Trust in that each Bond insured by a Trust insurance policy may be sold out of the affected Trust with the benefits of the insurance attaching thereto. Thus, the value of the insurance, if any, at the time of sale, can be realized in the market value of the Bond so sold (which is not the case in connection with any value attributable to an Insured Trust's portfolio insurance). See "Public Offering--Offering Price". Because any such insurance value may be realized in the market value of the Bond upon the sale thereof upon exercise of the Permanent Insurance option, the Sponsor anticipates that (a) in the event an Insured Trust were to be comprised of a substantial percentage of Bonds in default or significant risk of default, it is much less likely that such Trust would need at some point in time to seek a suspension of redemptions of Units than if such Trust were to have no such option (see "Public Offering--Redemption of Units") and (b) at the time of termination of an Insured Trust, if such Trust were holding defaulted Bonds or Bonds in significant risk of default such Trust would not need to hold such Bonds until their respective maturities in order to realize the benefits of such Trust's portfolio insurance (see "Trust Administration--Amendment or Termination").

Except as indicated below, insurance obtained by an Insured Trust has no effect on the price or redemption value of Units. It is the present intention of the Evaluator to attribute a value for such insurance (including the right to obtain Permanent Insurance) for the purpose of computing the price or redemption value of Units if the Bonds covered by such insurance are in default in payment of principal or interest or in significant risk of such default. The value of the insurance will be the difference between (i) the market value of a Bond which is in default in payment of principal or interest or in significant risk of such default assuming the exercise of the right to obtain Permanent Insurance (less the insurance premium and related expenses attributable to the purchase of Permanent Insurance) and (ii) the market value of such Bonds not covered by Permanent Insurance. See "Public Offering--Offering Price". It is also the present intention of the Trustee not to sell such Bonds to effect redemptions or for any other reason but rather to retain them in the portfolio because value attributable to the insurance cannot be realized upon sale. See "Public Offering--Offering
Price" herein for a more complete description of an Insured Trust's method of valuing defaulted Bonds and Bonds which have a significant risk of default. Insurance obtained by the issuer of a Bond is effective so long as such Bond is outstanding. Therefore, any such insurance may be considered to represent an element of market value in regard to the Bonds thus insured, but the exact effect, if any, of this insurance on such market value cannot be predicted.

The portfolio insurance policy or policies obtained by an Insured Trust, if any, with respect to the Bonds in such Trust were issued by one or more of the Portfolio Insurers. Any other Preinsured Bond insurance policy (or commitment therefor) was issued by one of the Preinsured Bond Insurers. See "
Unitholder Explanations--Settlement of Bonds in the Trusts--Objectives and Securities Selection".

AMBAC Indemnity Corporation ("AMBAC Indemnity") is a
Wisconsin-domiciled stock insurance corporation regulated by the Office of the Commissioner of Insurance of the State of Wisconsin and licensed to do business in 50 states, the District of Columbia and the Commonwealth of Puerto Rico, with admitted assets of approximately $2,145,000,000 (unaudited) and statutory capital of approximately $782,000,000 (unaudited) as of December 31, 1994. Statutory capital consists of AMBAC Indemnity's policyholders' surplus and statutory contingency reserve. AMBAC Indemnity is a wholly owned subsidiary of AMBAC Inc., a 100% publicly-held company. Moody's Investors Service, Inc. and Standard & Poor's have both assigned a triple-A claims-paying ability rating to AMBAC Indemnity.

Copies of its financial statements prepared in accordance with statutory accounting standards are available from AMBAC Indemnity. The address of AMBAC Indemnity's administrative offices and its telephone number are One State Street Plaza, 17th Floor, New York, New York, 10004 and (212) 668-0340.

AMBAC Indemnity has entered into quota share reinsurance agreements under which a percentage of the insurance underwritten pursuant to certain municipal bond insurance programs of AMBAC Indemnity has been and will be assumed by a number of foreign and domestic unaffiliated reinsurers.

MBIA Insurance Corporation ("MBIA") is the principal operating subsidiary of MBIA Inc., a New York Stock Exchange listed company. MBIA Inc. is not obligated to pay the debts of or claims against MBIA. MBIA is a limited liability corporation rather than a several liability association. MBIA is domiciled in the State of New York and licensed to do business in all fifty states, the District of Columbia, the Commonwealth of the Northern Mariana Islands, the Commonwealth of Puerto Rico, the Virgin Islands of the United States and the Territory of Guam. As of September 30, 1995 MBIA had admitted assets of $3.7 billion (unaudited), total liabilities of $2.5 billion (unaudited), and total capital and surplus of $1.2 billion (unaudited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. As of December 31, 1994, the Insurer had admitted assets of $3.4 billion (audited), total liabilities of $2.3 billion (audited), and total capital and surplus of $1.1 billion (audited) determined in accordance with statutory accounting practices prescribed or permitted by insurance regulatory authorities. Copies of MBIA's year end financial statements prepared in accordance with statutory accounting practices are available from MBIA. The address of MBIA is 113 King Street, Armonk, New York 10504.

Effective December 31, 1989, MBIA Inc. acquired Bond Investors Group, Inc. On January 5, 1990, MBIA acquired all of the outstanding stock of Bond Investors Group, Inc., the parent of Bond Investors Guaranty Insurance Company (BIG), now known as MBIA Insurance Corp. of Illinois. Through a reinsurance agreement, BIG has ceded all of its net insured risks, as well as its unearned premium and contingency reserves, to MBIA and MBIA has reinsured BIG's net outstanding exposure.

Moody's Investors Service, Inc. rates all bond issues insured by MBIA " Aaa" and short term loans "MIG 1," both designated to be of the highest quality.

Standard & Poor's rates all new issues insured by MBIA "AAA" Prime
Grade.

The Moody's Investors Service, Inc. rating of MBIA should be evaluated independently of the Standard & Poor's rating of MBIA. No application has been made to any other rating agency in order to obtain additional ratings on the Bonds. The ratings reflect the respective rating agency's current assessment of the creditworthiness of MBIA and its ability to pay claims on its policies of insurance. Any further explanation as to the significance of the above ratings may be obtained only from the applicable rating agency.

The above ratings are not recommendations to buy, sell or hold the Bonds, and such ratings may be subject to revision or withdrawal at any time by the rating agencies. Any downward revision or withdrawal of either or both ratings may have an adverse effect on the market price of the Bonds.

Financial Guaranty Insurance Company ("Financial Guaranty" or "
FGIC") is a wholly-owned subsidiary of FGIC Corporation (the "
Corporation"), a Delaware holding company. The Corporation is a wholly-owned subsidiary of General Electric Capital Corporation ("GECC"
). Neither the Corporation nor GECC is obligated to pay the debts of or the claims against Financial Guaranty. Financial Guaranty is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of September 30, 1995, the total capital and surplus of Financial Guaranty was approximately $994,500,000. Copies of Financial Guaranty's financial statements, prepared on the basis of statutory accounting principles, and the Corporation's financial statements, prepared on the basis of generally accepted accounting principles, may be obtained by writing to Financial Guaranty at 115 Broadway, New York, New York 10006, Attention:
Communications Department, telephone number: (212) 312-3000 or to the New York State Insurance Department at 160 West Broadway, 18th Floor, New York, New York 10013, Attention: Property Companies Bureau, telephone number: (212) 621-0389.

In addition, Financial Guaranty Insurance Company is currently licensed to write insurance in all 50 states and the District of Columbia.

Financial Security Assurance, Inc. ("Financial Security" or "
FSA") is a monoline insurance company incorporated on March 16, 1984 under the laws of the State of New York. The operations of Financial Security commenced on July 25, 1985, and Financial Security received its New York State insurance license on September 23, 1985. Financial Security and its two wholly owned subsidiaries are licensed to engage in the financial guaranty insurance business in 49 states, the District of Columbia and Puerto Rico.

Financial Security and its subsidiaries are engaged exclusively in the business of writing financial guaranty insurance, principally in respect of asset-backed and other collateralized securities offered in domestic and foreign markets. Financial Security and its subsidiaries also write financial guaranty insurance in respect of municipal and other obligations and reinsure financial guaranty insurance policies written by other leading insurance companies. In general, financial guaranty insurance consists of the issuance of a guaranty of scheduled payments of an issuer's securities, thereby enhancing the credit rating of those securities, in consideration for payment of a premium to the insurer.

Financial Security is approximately 91.6% owned by U S WEST, Inc. and 8.4% owned by The Tokio Marine and Fire Insurance Co., Ltd. ("Tokio Marine"). Neither U S WEST, Inc. nor Tokio Marine is obligated to pay the debts of or the claims against Financial Security. Financial Security is domiciled in the State of New York and is subject to regulation by the State of New York Insurance Department. As of March 31, 1993, the total policyholders' surplus and contingency reserves and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $479,110,000 (unaudited) and $220,078,000 (unaudited), and the total shareholders' equity and the total unearned premium reserve, respectively, of Financial Security and its consolidated subsidiaries were, in accordance with generally accepted accounting principles, approximately $628,119,000 (unaudited) and $202,493,000 (unaudited). Copies of Financial Security's financial statements may be obtained by writing to Financial Security at 350 Park Avenue, New York, New York, 10022, Attention: Communications Department. Its telephone number is
(212) 826-0100.

Pursuant to an intercompany agreement, liabilities on financial guaranty insurance written by Financial Security or either of its subsidiaries are reinsured among such companies on an agreed-upon percentage substantially proportional to their respective capital, surplus and reserves, subject to applicable statutory risk limitations. In addition, Financial Security reinsures a portion of its liabilities under certain of its financial guaranty insurance policies with unaffiliated reinsurers under various quota share treaties and on a transaction-by-transaction basis. Such reinsurance is utilized by Financial Security as a risk management device and to comply with certain statutory and rating agency requirements; it does not alter or limit Financial Security's obligations under any financial guaranty insurance policy.

Financial Security's claims-paying ability is rated "Aaa" by Moody's
Investors Service, Inc., and "AAA" by Standard & Poor's, Nippon
Investors Service Inc., Duff & Phelps Inc. and Australian Ratings Pty. Ltd. Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

Capital Guaranty Insurance Company ("Capital Guaranty") is a
"Aaa/AAA" rated monoline stock insurance company incorporated in the State of Maryland, and is a wholly owned subsidiary of Capital Guaranty Corporation, a Maryland insurance holding company. Capital Guaranty Corporation is a publicly owned company whose shares are traded on the New York Stock Exchange.

Capital Guaranty is authorized to provide insurance in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, Guam and the U.S. Virgin Islands. Capital Guaranty focuses on insuring municipal securities and our policies guaranty the timely payment of principal and interest when due for payment on new issue and secondary market issue municipal bond transactions. Capital Guaranty's claims-paying ability is rated
"Triple-A" by both Moody's and Standard & Poor's. Therefore, if Capital Guaranty insures an issue with a stand alone rating of less than "Triple-A," such issue would be "upgraded" to "Aaa/AAA" by virtue of Capital Guaranty's Insurance.

 As of September 30, 1995, Capital Guaranty had more than $19.0 billion in net exposure outstanding (excluding defeased issues). The total statutory policyholders' surplus and contingency reserve of Capital Guaranty was $204,642,000, and the total admitted assets were $326,802,226 as reported to the Insurance Department of the State of Maryland as of September 30, 1995. Financial statements for Capital Guaranty Insurance Company, that have been prepared in accordance with statutory insurance accounting standards, are available upon request. The address of Capital Guaranty's headquarters and its telephone number are Steuart Tower, 22nd Floor, One Market Plaza, San Francisco, CA 94105-1413 and (415) 995-8000.

CapMAC is a New York-domiciled monoline stock insurance company which engages only in the business of financial guarantee and surety insurance. CapMAC is licensed in 50 states in addition to the District of Columbia, the Commonwealth of Puerto Rico and the territory of Guam. CapMAC insures structured asset-backed, corporate, municipal and other financial obligations in the U.S. and international capital markets. CapMAC also provides financial guarantee reinsurance for structured asset-backed, corporate, municipal and other financial obligations written by other major insurance companies.

CapMAC's claims-paying ability is rated "Aaa" by Moody's Investors
Service, Inc., "AAA" by Standard & Poor's, "AAA" by Duff &
Phelps Credit Rating Co. and "AAA" by Nippon Investors Service Inc.
Such ratings reflect only the views of the respective rating agencies, are not recommendations to buy, sell or hold securities and are subject to revision or withdrawal at any time by such rating agencies.

CapMAC is wholly owned by CapMAC Holdings Inc. ("Holdings"), a company that is owned by a group of institutional and other investors, including CapMAC's management and employees. Neither Holdings nor any of its stockholders is obligated to pay any claims under any policy issued by CapMAC or any debts of CapMAC or to make additional capital contributions.

CapMAC is regulated by the Superintendent of Insurance of the State of New York. In addition, CapMAC is subject to regulation by the insurance departments of the other jurisdictions in which it is licensed. Such insurance laws regulate, among other things, the amount of net exposure per risk that CapMAC may retain, capital transfers, dividends, investment of assets, changes in control, transactions with affiliates and consolidations and acquisitions. CapMAC is subject to periodic regulatory examinations by the same regulatory authorities.

CapMAC's obligations under the Policy(s) may be reinsured. Such reinsurance does not relieve CapMAC of any of its obligations under the Policy(s).

THE POLICY IS NOT COVERED BY THE PROPERTY/CASUALTY INSURANCE SECURITY FUND SPECIFIED IN ARTICLE 76 OF THE NEW YORK INSURANCE LAW.

As at December 31, 1994 and 1993, CapMAC had qualified statutory capital (which consists of policyholders' surplus and contingency reserve) of approximately $170 million and $168 million, respectively, and had not incurred any debt obligations. Article 69 of the New York State Insurance Law requires CapMAC to establish and maintain the contingency reserve, which is available to cover claims under policies issued by CapMAC.

Copies of CapMAC's financial statements prepared in accordance with statutory accounting standards, which differ from generally accepted accounting principles, and filed with the Insurance Department of the State of New York are available upon request. CapMAC is located at 885 Third Avenue, New York, New York 10022, and its telephone number is (212) 755-1155.

In order to be in an Insured Trust, Bonds must be insured by one of the Preinsured Bond Insurers or be eligible for the insurance being obtained by such Trust. In determining eligibility for insurance, the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty have applied their own standards which correspond generally to the standards they normally use in establishing the insurability of new issues of municipal bonds and which are not necessarily the criteria used in the selection of Bonds by the Sponsor. To the extent the standards of the Preinsured Bond Insurers, AMBAC Indemnity and Financial Guaranty are more restrictive than those of the Sponsor, the previously stated Trust investment criteria have been limited with respect to the Bonds. This decision is made prior to the Date of Deposit, as debt obligations not eligible for insurance are not deposited in an Insured Trust. Thus, all of the Bonds in the portfolios of the Insured Trusts in the Fund are insured either by the respective Trust or by the issuer of the Bonds, by a prior owner of such Bonds or by the Sponsor prior to the deposit of such Bonds in a Trust.

Because the Bonds are insured by one of the Portfolio Insurers or one of the Preinsured Bond Insurers as to the timely payment of principal and interest, when due, and on the basis of the various reinsurance agreements in effect, Standard & Poor's has assigned to the Units of each Insured Trust its "
AAA" investment rating. See "Description of Securities Ratings".
The obtaining of this rating by an Insured Trust should not be construed as an approval of the offering of the Units by Standard & Poor's or as a guarantee of the market value of such Trust or of the Units.

On the date of this Prospectus, the Estimated Current Returns on the Securities in the IM-IT, Connecticut IM-IT Trust and Georgia IM-IT Trust were 5.00%, 4.75% and 4.77%, respectively, based on the monthly plan of distribution after payment of the insurance premium or premiums payable by each Trust, while the Estimated Long-Term Returns on such Trusts were 5.02%, 4.78% and 4.75%, respectively. The Estimated Current Returns on identical portfolios without the insurance obtained by the above mentioned Trusts would have been 5.01%, 4.76% and 4.80%, respectively, based on the monthly plan of distribution on such date, while the Estimated Long-Term Returns on identical portfolios without the insurance obtained by the above mentioned Trusts would have been 5.03%, 4.79% and 4.78%, respectively.

An objective of portfolio insurance obtained by an Insured Trust is to obtain a higher yield on the portfolio of such Trust than would be available if all the Securities in such portfolio had Standard & Poor's "AAA" rating and yet at the same time to have the protection of insurance of prompt payment of interest and principal, when due, on the Bonds. There is, of course, no certainty that this result will be achieved. Preinsured Bonds in an Insured Trust (all of which are rated "AAA" by Standard & Poor's) may or may not have a higher yield than uninsured bonds rated "AAA" by Standard &
Poor's. In selecting such Bonds for an Insured Trust, the Sponsor has applied the criteria hereinbefore described.

In the event of nonpayment of interest or principal, when due, in respect of a Bond, AMBAC Indemnity shall make such payment not later than 30 days and Financial Guaranty shall make such payment within one business day after the respective insurer has been notified that such nonpayment has occurred or is threatened (but not earlier than the date such payment is due). The insurer, as regards any payment it may make, will succeed to the rights of the Trustee in respect thereof. All policies issued by the Portfolio Insurers and the Preinsured Bond Insurers are substantially identical insofar as obligations to an Insured Trust are concerned.

The Internal Revenue Service has issued a letter ruling which holds in effect that insurance proceeds representing maturing interest on defaulted municipal obligations paid to holders of insured bonds, under policy provisions substantially identical to the policies described herein, will be excludable from Federal gross income under Section 103(a)(1) of the Internal Revenue Code to the same extent as if such payments were made by the issuer of the municipal obligations. Holders of Units in an Insured Trust should discuss with their tax advisers the degree of reliance which they may place on this letter ruling. However, Chapman and Cutler, counsel for the Sponsor, has given an opinion to the effect such payment of proceeds would be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. See "Other Matters--Federal Tax Status".

Each Portfolio Insurer is subject to regulation by the department of insurance in the state in which it is qualified to do business. Such regulation, however, is no guarantee that each Portfolio Insurer will be able to perform on its contract of insurance in the event a claim should be made thereunder at some time in the future. At the date hereof, it is reported that no claims have been submitted or are expected to be submitted to any of the Portfolio Insurers which would materially impair the ability of any such company to meet its commitment pursuant to any contract of bond or portfolio insurance.

The information relating to each Portfolio Insurer has been furnished by such companies. The financial information with respect to each Portfolio Insurer appears in reports filed with state insurance regulatory authorities and is subject to audit and review by such authorities. No representation is made herein as to the accuracy or adequacy of such information or as to the absence of material adverse changes in such information subsequent to the dates thereof.

The Bonds in the Insured Trusts are insured as follows:



                                                 Bonds insured           Bonds insured
                                                 under AMBAC             under Financial
Trust                                            Indemnity               Guaranty                Preinsured    Total
                                                 portfolio insurance     portfolio insurance     Bonds
IM-IT........................................... 5%                      --                       95%          100%
IM-IT Intermediate.............................. --                      --                      100%          100%
California IM-IT................................ --                      --                      100%          100%
Connecticut IM-IT............................... 3%                      --                       97%          100%
Georgia IM-IT................................... 25%                     --                       75%          100%
Michigan IM-IT.................................. --                      --                      100%          100%
New York IM-IT Intermediate Laddered Maturity... --                      --                      100%          100%

The breakdown of the Preinsured Bonds is as follows: IM-IT--AMBAC Indemnity 11%, Financial Guaranty 19%, MBIA 37%, FSA 17% and CapMAC 11%; IM-IT Intermediate Trust--AMBAC Indemnity 9%, Financial Guaranty 14%, MBIA 52%, FSA 10% and CapMAC 15%; California IM-IT Trust--AMBAC Indemnity 17%, Financial Guaranty 10%, MBIA 29% and FSA 44%; Connecticut IM-IT Trust--AMBAC Indemnity 25%, Financial Guaranty 36%, MBIA 20% and FSA 16%; Georgia IM-IT Trust--AMBAC Indemnity 14%, Financial Guaranty 16% and MBIA 45%; Michigan IM-IT Trust--AMBAC Indemnity 19%, Financial Guaranty 43%, MBIA 21% and FSA 17%; New York IM-IT Intermediate Laddered Maturity Trust--AMBAC Indemnity 22%, Financial Guaranty 24% and MBIA 54%.




IM-IT

General. The IM-IT consists of 13 issues of Securities. None of the Bonds in the IM-IT are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are located in 9 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT) as follows: Water and Sewer, 3 (29%); Health Care, 4 (28%); Public Building, 2 (14%); Higher Education, 1 (11%); Retail Electric/Gas, 1 (11%); Multi-Family Mortgage Revenue, 1 (5%) and General Purpose, 1 (2%). No Bond issue has received a provisional rating. The dollar weighted average maturity of the Bonds in the Trust is 26 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Trust Units, see "Other Matters--Federal Tax Status".



                                                                                         Semi-
Per Unit Information:                                                       Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     51.43  $    51.43
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.35  $      .88
 Less: Annual Premium on Portfolio Insurance per Unit...................... $       .06  $      .06
 Estimated Net Annual Interest Income per Unit............................. $     50.02  $    50.49
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     50.02  $    50.49
 Divided by 12 and 2, respectively......................................... $      4.17  $    25.25
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13895  $   .14025
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        5.00%       5.05%
Estimated Long-Term Return <F3><F4><F5>....................................        5.02%       5.07%
Estimated Initial Monthly Distribution (January 1996)...................... $      1.81
Estimated Initial Semi-annual Distribution (June 1996).....................              $    22.86
Estimated Normal Distribution per Unit <F5>................................ $      4.17  $    25.25


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing January 15, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.79 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $52.22. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.14 and $1.67 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





INSURED MUNICIPALS INCOME TRUST SERIES 362
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
               Name of Issuer, Title, Interest Rate and Maturity                                              Offering
Aggregate      Date of either Bonds Deposited or Bonds Contracted                  Redemption                 Price To
Principal<F1>  for<F1><F5>                                             Rating<F2>  Feature<F3>                IM-IT<F4>
$   1,000,000  Greenfield-Central Community Building Corporation,
               Indiana, First Mortgage Revenue Bonds, Series 1995                  2004 @ 101
               (AMBAC   Indemnity Insured)**   5.50% Due 1/15/2015.           AAA  2014 @ 100 S.F.            $    1,002,500
      500,000  Michigan Hospital Finance Authority, Hospital
               Revenue Refunding Bonds (Port Huron Hospital
               Obligated Group) Series 1995 (FSA Insured)   #5.50%                 2005 @ 102
               Due 7/1/2015........................................           AAA  2013 @ 100 S.F.                   500,000
    1,030,000  Moon Township Municipal Authority, Allegheny
               County, Pennsylvania, Water and Sewer Revenue
               Refunding Bonds, Series 1995 (MBIA Insured)**                       2005 @ 100
               #5.50% Due 12/1/2019................................           AAA  2016 @ 100 S.F.                 1,028,331
       50,000  Loudoun County, Virginia, Industrial Development
               Authority, Hospital Revenue Bonds (Loudoun Hospital
               Center Issue) Series 1995 (FSA Insured)   #5.80%                    2005 @ 102
               Due 6/1/2020........................................           AAA  2011 @ 100 S.F.                    50,874
      265,000  Metropolitan Pier and Exposition Authority
               (Illinois) McCormick Place Expansion Project
               Refunding Revenue Bonds,   Series 1994A (MBIA
               Insured)   #0.00% Due 6/15/2020.....................           AAA                                     67,136 <F6>
    1,000,000  Norman Utilities Authority, Norman, Oklahoma,
               Utility Revenue Bonds, Series 1995 (FGIC Insured)**                 2005 @ 101
                 5.55% Due 11/1/2020...............................           AAA  2016 @ 100 S.F.                 1,005,000
      135,000  Municipal Authority of Westmoreland County
               (Westmoreland County, Pennsylvania) Municipal
               Service Revenue Bonds, Series 1993C (FGIC Insured)
                #0.00% Due 8/15/2021...............................           AAA                                     32,845 <F6>
    1,000,000  Indiana Health Facility Financing Authority,
               Hospital Revenue Refunding and Improvement Bonds,
               Series 1995 (Community Hospitals Projects) MBIA                     2006 @ 102
               Insured**   #5.70% Due 5/15/2022....................           AAA  2015 @ 100 S.F.                 1,009,430
    1,000,000  Dormitory Authority of the State of New York,
               Canisius College, Insured Revenue Bonds, Series                     2005 @ 102
               1995 (CapMac Insured)**   5.60% Due 7/1/2023........           AAA  2016 @ 100 S.F.                 1,005,000
      600,000  City of Chicago (Illinois) Water Revenue Bonds,
               Series 1995   (FGIC Insured)**   #5.00% Due                         2005 @ 102
               11/1/2025...........................................           AAA  2021 @ 100 S.F.                   555,090
    1,000,000  West Virginia Water Development Authority, Water
               Development Revenue Refunding Bonds (Loan Program
               II) Series 1995B (FSA Insured)**   #5.375% Due                      2005 @ 102
               11/1/2025...........................................           AAA  2016 @ 100 S.F.                   972,470
    1,000,000  Illinois Health Facilities Authority, Revenue
               Refunding Bonds (Rush Presbyterian-St. Luke's
               Medical Center Obligated Group) Series 1993 (MBIA                   2003 @ 102
               Insured)   #5.50% Due 11/15/2025....................           AAA  2021 @ 100 S.F.                   986,240

               Name of Issuer, Title, Interest Rate and Maturity                                              Offering
Aggregate      Date of either Bonds Deposited or Bonds Contracted                                             Price To
Principal<F1>  for<F1><F5>                                             Rating<F2>  Redemption Feature<F3>     IM-IT<F4>
$     420,000  Industrial Development Board of the County of Knox,
               Tennessee, Multi-Family Mortgage Revenue Refunding
               Bonds (FHA Insured Mortgage Loan-Waterford Village
               Appartments Project) Series 1995A   5.95% Due                       2005 @ 102
               3/1/2028............................................           AAA  2015 @ 100 S.F.            $      422,100
$    9,000,000                                                                                                $   8 ,637,016


All of the Bonds in the portfolio are insured by either one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






IM-IT INTERMEDIATE TRUST

General. The IM-IT Intermediate Trust consists of 11 issues of Securities. One of the Bonds in the IM-IT Intermediate Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or
authority and are not supported by the issuer's power to levy taxes.   These
issues are located in 8 states or territories, divided by purpose of issues (and percentage of principal amount to total IM-IT Intermediate Trust) as follows: Health Care, 3 (26%); Higher Education, 2 (24%); Certificates of Participation, 2 (19%); Transportation, 1 (14%); Water and Sewer, 1 (10%); General Obligations, 1 (5%) and Other Care, 1 (2%). No Bond issue has received a provisional rating. All of the obligations in the IM-IT Intermediate Trust mature within 5-15 years of the Date of Deposit. The dollar weighted average maturity of the Bonds in the Trust is 9.7 years.

Tax Status. For a discussion of the Federal tax status of income earned on IM-IT Intermediate Trust Units, see "Other Matters--Federal Tax Status".


                                                                                         Semi-
Per Unit Information:                                                       Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     45.84  $    45.84
 Less: Estimated Annual Expense per Unit <F2>.............................. $      1.64  $     1.18
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     44.20  $    44.66
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     44.20  $    44.66
 Divided by 12 and 2, respectively......................................... $      3.68  $    22.33
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .12278  $   .12406
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.32%       4.37%
Estimated Long-Term Return <F3><F4><F5>....................................        4.18%       4.22%
Estimated Initial Monthly Distribution (January 1996)...................... $      1.60
Estimated Initial Semi-annual Distribution (June 1996).....................              $    20.22
Estimated Normal Distribution per Unit <F5>................................ $      3.68  $    22.33


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the IM-IT
                                Intermediate Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--June and December
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--June and December commencing January 15, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.58 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $46.42. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.22 and $1.76 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





INSURED MUNICIPALS INCOME TRUST 86th INTERMEDIATE SERIES
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               IM-IT
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                 Redemption      Intermediate
              Bonds Deposited or Bonds Contracted for<F1><F5>                   Rating<F2>     Feature<F3>     Trust<F4>
$    235,000  City of Williston, North Dakota, Health Facilities Revenue Bonds
              (Catholic Health Corporation) Series 1995C (MBIA Insured)
              #4.90% Due 11/15/2004............................................           AAA                  $     236,713
     460,000  Charleston County, South Carolina, Charleston Public Facilities
              Corporation, Certificates of Participation, Series 1995   (MBIA
              Insured)**   #4.80% Due 12/1/2004................................           AAA                        460,060
     750,000  Dormitory Authority of the State of New York, Canisius College
              Insured Revenue Bonds, Series 1995 (CapMac Insured)**   4.95%
              Due 7/1/2005.....................................................           AAA                        755,625
     455,000  Dormitory Authority of the State of New York, City University
              System, Consolidated Third General Resolution Revenue Bonds,
              Series 1995-1 (AMBAC Indemnity Insured)   #4.875% Due 7/1/2005...           AAA                        457,553
     675,000  Washington, D.C., Metropolitan Area Transportation Authority,
              Gross Revenue Refunding Bonds, Series 1993 (FGIC Insured)
              #4.90% Due 7/1/2005..............................................           AAA  2004 @ 102            677,531
     250,000  Harris County, Texas, Toll Road Unlimited Tax and Subordinate
              Lien Revenue Refunding Bonds, Series 1995A (MBIA Insured)
              #0.00% Due 8/15/2005.............................................           AAA                        155,350 <F6>
     120,000  Galveston County Health Facilities Development Corporation
              (Texas) Revenue Bonds (The Devereux Foundation) Series 1995
              (MBIA Insured)**   #4.80% Due 11/1/2005..........................           AAA                        119,513
     500,000  West Virginia Water Development Authority, Water Development
              Revenue Refunding Bonds (Loan Program II) Series 1995A (FSA
              Insured)**   #4.80% Due 11/1/2005................................           AAA                        497,965
     750,000  Allegheny County Hospital Development Authority (Pennsylvania)
              Health Center Revenue Bonds, Series 1995 (University of
              Pittsburgh Medical Center System) MBIA Insured**   #4.80% Due
              12/1/2005........................................................           AAA                        749,857
     500,000  The School District of Berkeley County, South Carolina, Berkeley
              School Facilities Group, Inc., Certificates of Participation,
              Series 1995 (MBIA Insured)**   #4.90% Due 2/1/2006...............           AAA                        497,910
     305,000  Indiana Health Facility Financing Authority, Hospital Revenue
              Refunding Bonds, Series 1995 (Community Hospitals Project) MBIA
              Insured **   5.20% Due 5/15/2006.................................           AAA                        306,193
$   5,000,000                                                                                                  $   4,914,270

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






CALIFORNIA IM-IT TRUST

General. The California IM-IT Trust consists of 8 issues of Securities. None of the Bonds in the California IM-IT Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total California IM-IT Trust) as follows: Certificates of Participation, 3 (43%); Water and Sewer, 2 (20%); Public Building, 1 (17%); Public Education, 1 (17%) and General Purpose, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. The Trust will invest substantially all of its assets in California Municipal Obligations. The Trust is therefore susceptible to political, economic or regulatory factors affecting issuers of California Municipal Obligations. These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described below. The following information provides only a brief summary of the complex factors affecting the financial situation in California (the "State") and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local governmental finances generally, will not adversely affect the market value of California Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

California's economy is the largest among the 50 states and one of the largest in the world. The State's population of almost 32 million represents 12.3% of the total United States population and grew by 27% in the 1980s. While the State's substantial population growth during the 1980s stimulated local economic growth and diversification and sustained a real estate boom between 1984 and 1990, it has increased strains on the State's limited water resources and its infrastructure. Resultant traffic congestion, school over-crowding and high housing costs have increased demands for government services and may impede future economic growth. Population growth has slowed between 1991 and 1993 even while substantial immigration has continued, due to a significant increase in outmigration by California residents. Generally, the household incomes of new residents have been departing households, which may have a major long-term socioeconomic and fiscal impact. However, with the California economy improving, the recent net outmigration within the Continental U.S. is expected to decrease or be reversed.

From mid-1990 to late 1993, the State's economy suffered its worst recession since the 1930s, with recovery starting later than for the nation as a whole. The State has experienced the worst job losses of any post-war recession. Prerecession job levels may not be realized until near the end of the decade. The largest job losses have been in Southern California, led by declines in the aerospace and construction industries. Weakness statewide occurred in manufacturing, construction, services and trade. Additional military base closures will have further adverse effects on the State's economy later in the decade.

Since the start of 1994, the California economy has shown signs of steady recovery and growth. The State Department of Finance reports net job growth, particularly in construction and related manufacturing, wholesale and retail trade, transportation, recreation and services. This growth has offset the continuing but slowing job losses in the aerospace industry and restructuring of the finance and utility sectors, Unemployment in the State was down substantially in 1994 from its 10% peak in January, 1994, but still remains higher than the national average rate. Retail sales were up strongly in 1994 from year-earlier figures. Delay or slowdown in recovery will adversely affect State revenues.

Certain California Municipal Obligations may be obligations of issuers which rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly,
Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of " general taxes" which were not dedicated to a specific use. In response to these decisions, the voters of the State in 1986 adopted an initiative statute which imposed significant new limits on the ability of local entities to raise or levy general taxes, except by receiving majority local voter approval. Significant elements of this initiative, "Proposition 62," have been overturned in recent court cases. An initiative proposed to re-enact the provisions of Proposition 62 as a constitutional amendment was defeated by the voters in November 1990, but such a proposal may be renewed in the future.

California and its local governments are subject to an annual " appropriations limit" imposed by Article XIIIB of the California
Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending " appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consists of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds which are not "proceeds of taxes," such as reasonable user charges or fees and certain other non-tax funds, including bond proceeds.

Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post-1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population, and any transfers of service responsibilities between government units. The definitions for such adjustments were liberalized in 1990 by Proposition 111 to follow more closely growth in California's economy.

"Excess" revenues are measured over a two-year cycle. With respect to local governments, excess revenues must be returned by a revision of tax rates or fee schedules within the two subsequent fiscal years. The appropriations limit for a local government may be overridden by referendum under certain conditions for up to four years at a time. With respect to the State, 50% of any excess revenues is to be distributed to K-12 school districts and community college districts (collectively, "K-14 districts") and the other 50% is to be refunded to taxpayers. With more liberal annual adjustment factors since 1988, and depressed revenues since 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. Local governments may by voter approval exceed their spending limits for up to four years.

Because of the complex nature of Articles XIIIA and XIIIB of the California Constitution, the ambiguities and possible inconsistencies in their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of Article XIIIA or
Article XIIIB on California Municipal Obligations or on the ability of California or local governments to pay debt service on such California Municipal Obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of either Article XIIIA or Article XIIIB, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiative or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

Under the California Constitution, debt service on outstanding general obligation bonds is the second charge to the General Fund after support of the public school system and public institutions of higher education. Total outstanding general obligation bond and lease purchase debt of the State increased from $9.4 billion at June 30, 1987 to $23.5 billion at June 30, 1994. In FY 1993-94, debt service on general obligation bonds and lease purchase debt was approximately 5.2% of General Fund revenues.

The principal sources of General Fund revenues in 1993-94 were the California personal income tax (44% of total revenues), the sales tax (35%), bank and corporation taxes (12%), and the gross premium tax on insurance (3%). California maintains a Special Fund for Economic Uncertainties (the " Economic Uncertainties Fund"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund.

Throughout the 1980s, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently about 33%).

Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates significantly higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will be exacerbated in coming years by the expected need to substantially increase capital and operating funds for corrections as a result of a "Three Strikes" law enacted in 1994.

As a result of these factors, among others, from the late 1980's until 1992-1993, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the Special Fund for Economic Uncertainties ("SFEU") approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for each year thereafter, each budget required multibillion dollar actions to bring projected revenues and expenditures into balance and to close large " budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the years 1991-92 to 1994-95, including: significant cuts in health and welfare program expenditures; transfers of program responsibilities and funding from the State to local governments, coupled with some reduction in mandates on local government; transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing State funding for schools; reduction in growth of support for higher education programs, coupled with increases in student fees; revenue increases (particularly in the 1992-92 Fiscal Year budget), most of which were for a short duration; increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration has requested) and various on-time adjustments and accounting changes.

Despite these budget actions, the effects of the recession led to large, unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 and 1994-95, which have reduced the accumulated budget deficit to around $600 million as of June 30, 1995.

A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the State's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the State to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue registered warrants ("IOUs") to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments, such as debt service on bonds and warrants. Between July 1 and September 4, 1992 the State Controller issued a total of approximately $3.8 billion of registered warrants. After that date, all remaining outstanding registered warrants (about $2.9 billion) were called for redemptions from proceeds of the issuance of 1992 Interim Notes after the budget was adopted.

The State's cash condition became so serious in late spring of 1992 that the State Controller was required to issue revenue anticipation warrants maturing in the following fiscal year in order to pay the State's continuing obligations. The State was forced to rely increasingly on external debt markets to meet its cash needs, as a succession of notes and warrants (both forms of short-term cash flow financing) were issued in the period from June 1992 to July 1994, often needed to pay previously-maturing notes or warrants. These borrowings were used also in part to spread out the repayment of the accumulated budget deficit over the end of a fiscal year.

The State issued $7.0 billion of short-term debt in July, 1994 to meet its cash flow needs and to finance the deferral of part of the accumulated budget deficit to the 1995-96 fiscal year. In order to assure repayment of the $4 billion, 22-month part of this borrowing, the State enacted legislation (the "Trigger Law") which can lead to automatic, across-the-board cuts in General Fund expenditures in either the 1994-95 or 1995-96 fiscal years if cash flow projections made at certain times during those years show deterioration from the projections made in July 1994 when the borrowings were made. On November 15, 1994, the State Controller as part of the Trigger Law reported that the cash position of the General Fund on June 30, 1995 would be about $580 million better than earlier projected, so no automatic budget adjustments were required in 1994-95. The Controller's report showed that loss of federal funds was offset by higher revenues, lower expenditures, and certain other increases in cash resources.

For the first time in four years, the State entered the 1995-96 fiscal year with strengthening revenues based on an improving economy. The major feature of the Governor's proposed Budget, a 15% phased tax cut, was rejected by the Legislature.

The 1995-96 Budget Act was signed by the Governor on August 3, 1995, 34 days after the start of the fiscal year. The Budget Act projects General Fund revenues and transfers of $44.1 billion. Expenditures are budgeted at $43.4 billion. The Department of Finance projects that, after repaying the last of the carryover budget deficit, there will be positive balance of less than $30 million in the budget reserve, the Special Fund for Economic Uncertainties, at June 30, 1996, providing no margin for adverse results during the year.

The Department of Finance projects cash flow borrowings in the 1995-96 Fiscal Year will be the smallest in many years, comprising about $2 billion of notes to be issued in April, 1996, and maturing by June 30, 1996. With full payment of $4 billion of revenue anticipation warrants on April 25, 1996, the Department sees no further need for borrowing over the end of the fiscal year. The Department projects that available cash resources to pay State obligations will be almost $2 billion at June 30, 1996. This "cushion" will be re-examined by the State Controller on October 15, 1995, in the third step in the Budget Adjustment Law process. If the Controller believes the available cash resources on June 30, 1996 will, in fact, be zero or less, her report would start a process which could lead to automatic budget cuts starting in December, 1995.

The principal features of the 1995-96 Budget Act, in addition to those noted above, are additional cuts in health and welfare expenditures (some of which are subject to approvals or waivers by the federal government); assumed further federal aid for illegal immigrant costs; and an increase in per-pupil funding for public schools and community colleges, the first such significant increase in four years.

State general obligation bonds ratings were reduced in July, 1994 to "
A1" by Moody's and "A" by S&P. Both of these ratings were reduced from "AAA" levels which the State held until late 1991. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such local obligations in the event of default.

The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Trial courts have recently entered tentative decisions or injunctions which would overturn several parts of the State's recent budget compromises. The matters covered by these lawsuits include a deferral of payments by the State to the Public Employees Retirement System, reductions in welfare payments, and the use of certain cigarette tax funds for health costs. All of these cases are subject to further proceedings and appeals, and if the State eventually loses, the final remedies may not have to be implemented in one year.

There are a number of State agencies, instrumentalities and political subdivisions of the State that issue Municipal Obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of the obligations backed by the full faith and credit of the State.

Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Total local assistance from the State's General Fund was budgeted at approximately 75% of General Fund expenditures in recent years, including the effect of implementing reductions in certain aid programs. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer $3.9 billion of property tax revenues to school districts, representing loss of the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up this shortfall, the Legislature proposed and voters approved in 1993 dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

To the extent the State should be constrained by its Article XIII appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may be further reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. At lease one rural county (Butte) publicly announced that it might enter bankruptcy proceedings in August 1990, although such plans were put off after the Governor approved legislation to provide additional funds for the county. Other counties have also indicated that their budgetary condition is extremely grave. The Richmond Unified School District (Contra Costa County) entered bankruptcy proceedings in May 1991 but the proceedings have been dismissed. Los Angeles County, the largest in the State, has reported severe fiscal problems, leading to a nominal $1.2 billion deficit in its $11 billion budget for the 1995-96 Fiscal Year. To balance the budget, the county has imposed severe cuts in services, particularly for health care. The Legislature is considering actions to help alleviate the County's fiscal problems, but none were completed before August 15, 1995. As a result of its bankruptcy proceedings (discussed further below) Orange County also has implemented stringent cuts in services and has laid off workers.

California Municipal Obligations which are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land which is undeveloped at the time of issuance but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g., due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

Several years ago the Richmond Unified School District (the "District"
) entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the original lease transaction. The trial court has upheld the validity of the District's lease, and the case has been settled. Any judgment in any future case against the position asserted by the Trustee in the Richmond case may have adverse implications for lease transactions of a similar nature by other California entities.

The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

Limitations on ad valorem property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g., because of a major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity which increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which, typically, are the Issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced which would modify existing taxes or other revenue-raising measures or which either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to determine the impact of any such legislation on California Municipal Obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California Municipal Obligations.

Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $1.8 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any California Municipal Obligation in the Portfolio could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates; (ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the Federal or State government to appropriate sufficient funds within their respective budget limitations.

On January 17, 1994, a major earthquake with an estimated magnitude 6.8 on the Richter scale struck the Los Angeles area, causing significant property damage to public and private facilities, presently estimated at $15-20 billion. While over $9.5 billion of federal aid, and a projected $1.9 billion of State aid, plus insurance proceeds, will reimburse much of that loss, there were bill be come ultimate loss of health and income in the region, in addition to costs of the disruption caused by the event. Short-term economic projections are generally neutral, as the infusion of aid will restore billions of dollars to the local economy within a few months; already the local construction industry has picked up. Although the earthquake will hinder recovery from the recession in Southern California, already hard-hit, its long-term impact is not expected to be material in the context of the overall wealth of the region. Almost five years after the event, there are few remaining effects of the 1989 Loma Prieta earthquake in northern California (which, however, caused less severe damage than Northridge).

On December 7, 1994, Orange County, California (the "County"), together with its pooled investment fund (the "Pools") filed for protection under Chapter 9 of the federal Bankruptcy Code, after reports that the Pools had suffered significant market losses in its investments caused a liquidity crisis for the Pools and the County. Approximately 180 other public entities, most but not all located in the County, were also depositors in the Pools. The County estimated the Pools' loss at about $1.64 billion, or 23%, of its initial deposits of around $7.5 billion. Many of the entities which kept moneys in the Pools, including the County, faced cash flow difficulties because of the bankruptcy filing and may be required to reduce programs or capital projects. Moody's and Standard & Poor's have suspended, reduced to below investment grade levels, or placed on "Credit Watch" various securities of the County and the entities participating in the Pools.

On May 2, 1995, the Bankruptcy Court approved a settlement agreement covering claims of the other participating entities against the County and the Pools. Most participants have received in cash 80% (90% for school districts) of their Pools' investment; the balance is to be paid in the future. The County succeeded in deferring, by consent, until June 30, 1996, the repayment of $800 million of short-term obligations due in July and August, 1995; these notes are, however, considered to be in default by Moody's and S&P. On June 27, 1995, County voters turned down a proposal for a temporary 0.5% increase in the local sales tax, making the County's fiscal recovery much harder.

The State of California has no obligation with respect to any obligations or securities of the County or any of the other participating entities, although under existing legal precedents, the State may be obligated to ensure that school districts have sufficient funds to operate. All school districts were able to meet their obligations in the 1994-95 Fiscal Year.

Tax Status. For a discussion of the Federal tax status of income earned on California IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Orrick, Herrington & Sutcliffe, special counsel to the Fund for California tax matters, under existing California income and property tax law applicable to individuals who are California residents:

(1)the California IM-IT Trust is not an association taxable as a corporation and the income of the California IM-IT Trust will be treated as the income of the Unitholders under the income tax laws of California;

(2)amounts treated as interest on the underlying Securities in the California IM-IT Trust which are exempt from tax under California personal income tax and property tax laws when received by the California IM-IT Trust will, under such laws, retain their status as tax-exempt interest when distributed to Unitholders. However, interest on the underlying Securities attributed to a Unitholder which is a corporation subject to the California franchise tax laws may be includable in its gross income for purposes of determining its California franchise tax. Further, certain interest which is attributable to a Unitholder subject to the California personal income tax and which is treated as an item of tax preference for purposes of the federal alternative minimum tax pursuant to Section 57(a)(5) of the Internal Revenue Code of 1986 may also be treated as an item of tax preference that must be taken into account in computing such Unitholder's alternative minimum taxable income for purposes of the California alternative minimum tax enacted by 1987 California Statutes, chapter 1138. However, because of the provisions of the California Constitution exempting the interest on bonds issued by the State of California, or by local governments within the state, from taxes levied on income, the application of the new California alternative minimum tax to interest otherwise exempt from the California personal income tax in some cases may be unclear;

(3)under California income tax law, each Unitholder in the California IM-IT Trust will have a taxable event when the California IM-IT Trust disposes of a Security (whether by sale, exchange, redemption, or payment at maturity) or when the Unitholder redeems or sells Units. Because of the requirement that tax cost basis be reduced to reflect amortization of bond premium, under some circumstances a Unitholder may realize taxable gains when Units are sold or redeemed for an amount equal to, or less than, their original cost. The total cost of each Unit in the California IM-IT Trust to a Unitholder is allocated among each of the Bond issues held in the California IM-IT Trust (in accordance with the proportion of the California IM-IT Trust comprised by each Bond issue) in order to determine his per Unit tax cost for each Bond issue; and the tax cost reduction requirements relating to amortization of bond premium will apply separately to the per Unit tax cost of each Bond issue. Unitholders' bases in their units, and the bases for their fractional interest in each Trust asset, may have to be adjusted for their pro rata share of accrued interest received, if any, on Securities delivered after the Unitholders' respective settlement dates;

(4)under the California personal property tax laws, bonds (including the Securities in the California IM-IT Trust) or any interest therein is exempt from such tax;

(5)any proceeds paid under the insurance policy issued to the California IM-IT Trust with respect to the Securities which represent maturing interest on defaulted obligations held by the Trustee will be exempt from California personal income tax if, and to the same extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations; and

(6)under Section 17280(b)(2) of the California Revenue and Taxation Code, interest on indebtedness incurred or continued to purchase or carry Units of the California IM-IT Trust is not deductible for the purposes of the California personal income tax. While there presently is no California authority interpreting this provision, Section 17280(b)(2) directs the California Franchise Tax Board to prescribe regulations determining the proper allocation and apportionment of interest costs for this purpose. The Franchise Tax Board has not yet proposed or prescribed such regulations. In interpreting the generally similar Federal provision, the Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (although the Service has not contended that a deduction for interest on indebtedness incurred to purchase or improve a personal residence or to purchase goods or services for personal consumption will be disallowed). In the absence of conflicting regulations or other California authority, the California Franchise Tax Board generally has interpreted California statutory tax provisions in accord with Internal Revenue Service interpretations of similar Federal provisions.

At the respective times of issuance of the Securities, opinions relating to the validity thereof and to the exemption of interest thereon from Federal income tax and California personal income tax are rendered by bond counsel to the respective issuing authorities. Except in certain instances in which Orrick, Herrington & Sutcliffe acted as bond counsel to issuers of Securities, and as such made a review of proceedings relating to the issuance of certain Securities at the time of their issuance, Orrick, Herrington & Sutcliffe has not made any special review for the California IM-IT Trust of the proceedings relating to the issuance of the Securities or of the basis for such opinions.





                                                                                         Semi-
Per Unit Information:                                                       Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     51.70  $    51.70
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.30  $     1.81
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     49.40  $    49.89
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     49.40  $    49.89
 Divided by 12 and 2, respectively......................................... $      4.12  $    24.95
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .13721  $   .13857
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.94%       4.99%
Estimated Long-Term Return <F3><F4><F5>....................................        4.94%       4.99%
Estimated Initial Monthly Distribution (January 1996)...................... $      1.78
Estimated Initial Semi-annual Distribution (January 1996)..................              $     1.80
Estimated Normal Distribution per Unit <F5>................................ $      4.12  $    24.95


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                California IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing January 15, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.02 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $51.72. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.32 and $1.83 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See "
Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





CALIFORNIA INSURED MUNICIPALS INCOME TRUST SERIES 148
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               California
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                     Redemption         IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>         Rating<F2>     Feature<F3>        Trust<F4>
$    310,000  Desert Sands Unified School District, California,
              Certificates of Participation (Capital Projects Program)                      2005 @ 102
              Series 1995   (FSA Insured)  #5.625% Due 3/1/2015.............           AAA  2012 @ 100 S.F.    $    314,731
     460,000  San Bernardino County, California, Certificates of
              Participation (Medical Center Financing Project) Series 1995                  2005 @ 102
              (MBIA Insured)  #5.50% Due 8/1/2015...........................           AAA  2011 @ 100 S.F.         459,535
     100,000  Sacramento City Financing Authority, California, 1993 Tax
              Allocation Revenue Bonds, Series B (Merged Downtown
              Sacramento, Alkali Flat, Del Paso Heights and Oak Park
              Redevelopment Project Areas) MBIA Insured  #0.00% Due
              11/1/2017.....................................................           AAA                           29,969 <F6>
     500,000  State Public Works Board of California, Lease Revenue Bonds
              (Department of Justice Building) Series 1995A (FSA Insured)                   2005 @ 101
              #5.625% Due 5/1/2020..........................................           AAA  2016 @ 100 S.F.         508,215
     500,000  California Statewide Communities Development Authority,
              Certificates of Participation, St. Joseph Health System                       2003 @ 102
              Obligated Group (AMBAC Indemnity Insured)  #5.50% Due 7/1/2023           AAA  2015 @ 100 S.F.         495,505
     300,000  Encinitas Public Financing Authority (California) 1993 Water
              Revenue Bonds, Series A (San Dieguito Water District)   MBIA                  2003 @ 102
              Insured  #5.25% Due 10/1/2023.................................           AAA  2014 @ 100 S.F.         290,856
     500,000  Palmdale Elementary School District (California) Community
              Facilities District No. 90-1, Special Tax Revenue Bonds,                      2005 @ 102
              Series 1995 (FSA Insured)**  #5.40% Due 8/1/2025..............           AAA  2015 @ 100 S.F.         495,195
     300,000  Department of Water and Power of the City of Los Angeles,
              California, Electric Plant Refunding Revenue Bonds,   Second                  2003 @ 102
              Issue of 1993 (FGIC Insured)  #5.25% Due 11/15/2026...........           AAA  2020 @ 100 S.F.         290,394
$   2,970,000                                                                                                  $  2,884,400

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





CONNECTICUT IM-IT TRUST

General. The Connecticut IM-IT Trust consists of 11 issues of Securities. Two of the Bonds in the Connecticut IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Connecticut IM-IT Trust) as follows: Health Care, 4 (41%); Water and Sewer, 2 (28%); Transportation, 1 (13%); Multi-Family Mortgage Revenue, 1 (8%); General Obligations, 2 (7%) and General Purpose, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. The following information is only a summary of risk factors associated with Connecticut. It has been compiled from official government statements and other publicly available documents. Although the Sponsor has not independently verified the information, it has no reason to believe that it is not correct in all material respects.

Connecticut's manufacturing industry, which has historically been of prime economic importance to the State, its municipalities and its residents, has been in decline for several years. Although Connecticut's manufacturing industry is diversified between transportation equipment (primarily aircraft engines, helicopters and submarines), non-electrical machinery, fabricated metal products and electrical machinery, defense-related business represents a relatively high proportion of manufacturing receipts. As a result, reductions in defense spending have had a substantial adverse effect on Connecticut's manufacturing industry.

Connecticut's manufacturing employment peaked in 1970 at over 441,000 workers but had declined 35.4% by 1994. Although the loss of manufacturing jobs was partially offset by a 66.3% rise in other non-agricultural employment during the same period, Connecticut's growth in non-manufacturing employment has lagged behind the New England region and the nation as a whole. Moreover, Connecticut's largest defense contractors have announced plans to reduce their labor forces substantially over the next four years.

From 1986 through 1994, Connecticut's unemployment rate was generally lower than the unemployment rate for the U.S. as a whole, and average per capita personal income of Connecticut residents was higher than that of residents of other states. The average unemployment rate (seasonally adjusted) in Connecticut increased from a low of 3.0% in 1988 to 7.5% in 1992 and, after a number of important changes in the method of calculation, was reported to be 5.6% in 1994. Average per capita personal income of Connecticut residents increased in every year from 1985 to 1994, rising from $18,268 to $29,044. However, pockets of significant unemployment and poverty exist in some Connecticut cities and towns, and Connecticut is now in a recession, the depth and duration of which are uncertain.

For the four fiscal years ended June 30, 1991, the General Fund ran operating deficits of approximately $115,600,000, $28,000,000, $259,000,000 and
$808,500,000, respectively. At the end of the 1990-1991 fiscal year, the General Fund had an accumulated unappropriated deficit of $965,712,000. For the four fiscal years ended June 30, 1995, the General Fund ran operating surpluses of approximately $110,200,000, $113,500,000, $19,700,000 and
$80,500,000, respectively. General Fund budgets for the biennium ending June 30, 1997, were adopted in 1995. General Fund expenditures and revenues are budgeted to be approximately $9,800,000,000 and $10,150,000,000, for the 1995-1996 and 1996-1997 fiscal years, respectively.

In 1991, to address the General Fund's growing deficit, legislation was enacted by which the State imposed an income tax on individuals, trusts and estates for taxable years generally commencing in 1992. For each fiscal year starting with the 1991-1992 fiscal year, the General Fund has operated at a surplus with over 60% of the State's tax revenues being generated by the income tax and the sales and use tax. However, the State's budgeted expenditures have more than doubled from approximately $4,300,000 for the 1986-1987 fiscal year to approximately $10,150,000,000 for the 1996-1997 fiscal year.

The 1991 legislation also authorized the State Treasurer to issue Economic Recovery Notes to fund the General Fund's accumulated deficit of $965,712,000 as of June 30, 1991, and during 1991 the State issued a total of $965,710,000 Economic Recovery Notes, of which $315,710,000 were outstanding as of September 15, 1995. The notes were to be payable no later than June 30, 1996, but as part of the budget adopted for the biennium ending June 30, 1997, payment of the remaining notes scheduled to be paid over the four fiscal years ending June 30, 1999.

The State's primary method for financing capital projects is through the sale of general obligation bonds. As of September 15, 1995, the State had authorized general obligation bonds totaling $10,513,394,000, of which $9,068,876,000 had been approved for insurance by the State Bond Commission, $7,715,675,000 had been issued, and $6,186,518,000 were outstanding.

In 1995, the State established the University of Connecticut as a separate corporate entity to issue bonds and construct certain infrastructure improvements. The improvements are to be financed by $18 million of general obligation bonds of the State and $962 million bonds of the University. The University's bonds will be secured by a State debt service commitment, the aggregate amount of which is limited to $382 million for the three fiscal years ending June 30, 1999, and $580 million for the four fiscal years ending June 30, 2005.

In addition to the bonds described above, the State also has limited or contingent liability on a significant amount of other bonds. Such bonds have been issued by the following quasi-public agencies: the Connecticut Higher Education Supplemental Loan Authority, the Connecticut Resources Recovery Authority and the Connecticut Health and Education Facilities Authority. Such bonds have also been issued by the cities of Bridgeport and West Haven and the Southeastern Connecticut Water Authority. As of September 15, 1995, the amount of bonds outstanding on which the State has limited or contingent liability totaled $3,755,500,000.

In 1984, the State established a program to plan, construct and improve the State's transportation system (other than Bradley International Airport). The total cost of the program through June 30, 2000, is currently estimated to be $11.2 billion, to be met from federal, state, and local funds. The State expects to finance most of its $4.7 billion share of such cost by issuing $4.2 billion of special tax obligation ("STO") bonds. The STO bonds are payable solely from specified motor fuel taxes, motor vehicle receipts, and license, permit and fee revenues pledged therefor and credited to the Special Transportation Fund, which was established to budget and account for such revenues.

As of September 15, 1995, the General Assembly had authorized $4,157,900,000 of such STO bonds, of which $3,269,700,000 had been issued. It is anticipated that additional STO bonds will be authorized annually in amounts necessary to finance and to complete the infrastructure program. Such additional bonds may have equal rank with the outstanding bonds provided certain pledged revenue coverage requirements are met. The State expects to continue to offer bonds for this program.

On March 29, 1990, Standard & Poor's reduced its ratings of the State's general obligation bonds from AA+ to AA, and on April 9, 1990, Moody's reduced its ratings from Aa1 to Aa. On September 13, 1991, Standard & Poor's further reduced its ratings of the State's general obligation bonds and certain obligations that depend in part on the creditworthiness of the State to AA-. On March 17, 1995, Fitch reduced its ratings of the State's general obligation bonds from AA+ to AA.

The State, its officers and its employees are defendants in numerous lawsuits. Although it is not possible to determine the outcome of these lawsuits, the Attorney General has opined that an adverse decision in any of the following cases might have a significant impact on the State's financial position: (i) an action by inmates of the Department of Correction seeking damages and injunctive relief with respect to alleged violations of statutory and constitutional rights as a result of the monitoring and recording of their telephone calls from the State's correctional institutions; (ii) litigation on behalf of black and Hispanic school children in the City of Hartford seeking "integrated education" within the Greater Hartford metropolitan area;
(iii) litigation involving claims by Indian tribes to less than 1/10 of 1% of the State's land area; (iv) litigation challenging the State's method of financing elementary and secondary public schools on the ground that it denies equal access to education; (v) an action on behalf of all persons with retardation or traumatic brain injury, claiming that their constitutional rights are violated by placement in State hospitals alleged not to provide adequate treatment and training, and seeking placement in community residential settings with appropriate support services; (vi) an action by the Connecticut Hospital Association and 3 hospitals seeking to require the State to reimburse hospitals for in-patient medical services on a basis more favorable to them; (vii) a class action by the Connecticut Criminal Defense Lawyers Association claiming a campaign of illegal surveillance activity and seeking damages and injunctive relief; and (viii) an action to enforce the spending cap provision of the State's constitution by seeking to require that the General Assembly define certain terms used therein and to enjoin certain increases in "general budget expenditures" until this is done. In addition, a number of corporate taxpayers have filed refund requests for corporation business tax, asserting that interest on federal obligations may not be included in the measure of that tax, on the grounds that to do so allegedly violates federal law because interest on certain obligations of the State is not included in the measure of the tax. The State has attempted to eliminate the basis for these refund requests by enacting legislation that takes by eminent domain the rights of corporate holders to exclude the interest on such obligations. The State will compensate such corporate holders.

General obligation bonds issued by municipalities are payable primarily from ad valorem taxes on property tax base is subject to many factors outside the control of the municipality, including the decline in Connecticut's manufacturing industry. In addition to general obligation bonds backed by the full faith and credit of the municipality, certain municipal authorities finance projects by issuing bonds that are not considered to be debts of the municipality. Such bonds may be repaid only from revenues of the financed project, the revenues from which may be insufficient to service the related debt obligations.

In recent years, certain Connecticut municipalities have experienced severe fiscal difficulties and have reported operating and accumulated deficits. The most notable of these is the City of Bridgeport, which filed a bankruptcy petition on June 7, 1991. The State opposed the petition. The United States Bankruptcy Court for the District of Connecticut held that Bridgeport has authority to file such a petition but that its petition should be dismissed on the grounds that Bridgeport was not insolvent when the petition was filed.

Regional economic difficulties, reductions in revenues and increases in expenses could lead to further fiscal problems for the State and its political subdivisions, authorities and agencies. Difficulties in payment of debt service on borrowings could result in declines, possibly severe, in the value of their outstanding obligations, increases in their future borrowing costs, and impairment of their ability to pay debt service on their obligations.

Tax Status. For a discussion of the Federal tax status of income earned on Connecticut IM-IT Trust Units, see "Other Matters--Federal tax Status"
 .

The assets of the Connecticut IM-IT Trust will consist of obligations (the "Bonds"); certain of the Bonds have been issued by or on behalf of the State of Connecticut or its political subdivisions or other public instrumentalities, state or local authorities, districts, or similar public entities created under the laws of the State of Connecticut ("Connecticut Bonds") and the balance of the Bonds have been issued by or on behalf of entities classified for the relevant purposes as territories or possessions of the United States, including one or more of Puerto Rico, Guam, or the Virgin Islands, the interest on the obligations of which Federal law would prohibit Connecticut from taxing if received directly by the Unitholders. Certain Connecticut Bonds in the Connecticut IM-IT Trust were issued prior to the enactment of the Connecticut income tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax");
therefore, bond counsel to the issuers of such Bonds did not opine as to the exemption of the interest on such Bonds from such tax. However, the Sponsor and special counsel to the Trusts for Connecticut tax matters believe that such interest will be so exempt. Interest on Bonds in the Connecticut IM-IT Trust issued by other issuers, if any, is, in the opinion of bond counsel to such issuers, exempt from state taxation.

The Connecticut Income Tax was enacted in August, 1991. Generally, a Unitholder recognizes gain or loss for purposes of this tax to the same extent as he recognizes gain or loss for Federal income tax purposes. Ordinarily this would mean that gain or loss would be recognized by a Unitholder upon the maturity, redemption, sale, or other disposition by the Connecticut IM-IT Trust of a Bond held by it, or upon the redemption, sale or other disposition of a Unit of the Connecticut IM-IT Trust held by the Unitholder.

However, on June 19, 1992, Connecticut legislation was adopted that provides that gains and losses from the sale or exchange of Connecticut Bonds held as capital assets will not be taken into account for purposes of the Connecticut Income Tax for taxable years starting on or after January 1, 1992. Regulations effective for taxable years starting on or after January 1, 1994, clarify that this provision also applies to gain or loss recognized by a Unitholder upon the maturity or redemption of a Connecticut Bond held by the Connecticut IM-IT Trust. However, it is not clear whether this provision would apply, to the extent attributable to Connecticut Bonds held by the Connecticut IM-IT Trust, to gain or loss recognized by a Unitholder upon the redemption, sale, or other disposition of a Unit of the Connecticut IM-IT Trust held by the Unitholder. Unitholders are urged to consult their own tax advisors concerning these matters.

In the opinion of Day, Berry & Howard, special counsel to the Fund for Connecticut tax matters, which relies explicitly on the opinion of Chapman and Cutler regarding Federal income tax matters, under existing Connecticut law:

The Connecticut IM-IT Trust is not liable for any tax on or measured by net income imposed by the State of Connecticut.

Interest income of the Connecticut IM-IT Trust from a Bond issued by or on behalf of the State of Connecticut, any political subdivision thereof, or public instrumentality, state or local authority, district, or similar public entity created under the laws of the State of Connecticut (a "Connecticut Bond"), or from a Bond issued by United States territories or possessions the interest on which Federal law would prohibit Connecticut from taxing if received directly by a Unitholder from the issuer thereof, is not taxable under the Connecticut tax on the Connecticut taxable income of individuals, trusts, and estates (the "Connecticut Income Tax"), when any such interest is received by the Connecticut IM-IT Trust or distributed by it to such a Unitholder.

Insurance proceeds received by the Connecticut IM-IT Trust representing maturing interest on defaulted Bonds held by the Connecticut IM-IT Trust are not taxable under the Connecticut Income Tax if, and to the same extent as, such interest would not be taxable thereunder if paid directly to the Connecticut IM-IT Trust by the issuer of such Bonds.

Gains and losses recognized by a Unitholder for Federal income tax purposes upon the maturity, redemption, sale, or other disposition by the Connecticut IM-IT Trust of a Bond held by the Connecticut IM-IT Trust or upon the redemption, sale, or other disposition of a Unit of the Connecticut IM-IT Trust held by a Unitholder are taken into account as gains or losses, respectively, for purposes of the Connecticut Income Tax, except that, in the case of a Unitholder holding a Unit of the Connecticut IM-IT Trust as a capital asset, such gains and losses recognized upon the maturity, redemption, sale or exchange of a Connecticut Bond held by the Connecticut IM-IT Trust are excluded from gains and losses taken into account for purposes of such tax and no opinion is expressed as to the treatment for purposes of such tax of gains and losses recognized to the extent attributable to Connecticut Bonds upon the redemption, sale, or other disposition by a Unitholder of a Unit of the Connecticut IM-IT Trust held by him.

The portion of any interest income or capital gain of the Connecticut IM-IT Trust that is allocable to a Unitholder that is subject to the Connecticut corporation business tax is includable in the gross income of such Unitholder for purposes of such tax.

An interest in a Unit of the Connecticut IM-IT Trust that is owned by or attributable to a Connecticut resident at the time of his death is includable in his gross estate for purposes of the Connecticut succession tax and the Connecticut estate tax.



                                                                                     Semi-
Per Unit Information:                                                   Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     49.93  $    49.93
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.36  $     1.90
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .04  $      .04
 Estimated Net Annual Interest Income per Unit......................... $     47.53  $    47.99
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     47.53  $    47.99
 Divided by 12 and 2, respectively..................................... $      3.96  $    24.00
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13202  $   .13330
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.75%       4.80%
Estimated Long-Term Return <F2><F3><F4>................................        4.78%       4.83%
Estimated Initial Monthly Distribution (January 1996).................. $      1.72
Estimated Initial Semi-annual Distribution (January 1996)..............              $     1.73
Estimated Normal Distribution per Unit <F4>............................ $      3.96  $    24.00


Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Connecticut IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing January 15, 1996


<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





CONNECTICUT INSURED MUNICIPALS INCOME TRUST SERIES 29
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Connecticut
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                    Redemption          IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>        Rating<F2>     Feature<F3>         Trust<F4>
$    110,000  State of Connecticut, General Obligation Capital
              Appreciation Bonds (College Savings Plan, Series 1989B)
              #0.00% Due 11/1/2009.........................................           AA-                      $      54,060 <F6>
     100,000  Connecticut Special Tax Obligation Revenue Bonds,
              Transportation Infrastructure, Series 1995B (FGIC Insured)
              #5.625% Due 10/1/2014........................................           AAA  2004 @ 101                101,904
     250,000  Connecticut Health and Educational Facilities Authority,
              Revenue Bonds, Nursing Home Program Issue, Series 1994
              (St. Joseph Living Center Project) AMBAC Indemnity Insured                   2004 @ 102
              #4.75% Due 11/1/2014.........................................           AAA  2010 @ 100 S.F.           236,375
     100,000  Windham, Connecticut, Unlimited Tax-General Obligation Bonds
              (FGIC Insured)   #5.00% Due 12/15/2014.......................           AAA  2005 @ 102                 97,517
     400,000  Connecticut Special Tax Obligation Revenue Bonds,
              Transportation Infrastructure, Series 1995A (FGIC Insured)
              #5.60% Due 6/1/2015..........................................           AAA  2005 @ 101                407,052
     250,000  Connecticut Health and Educational Facilities Authority,
              Revenue Bonds (Kent School Issue) Series 1995B (MBIA                         2005 @ 101
              Insured)   #5.50% Due 7/1/2015...............................           AAA  2011 @ 100 S.F.           252,302
     500,000  Connecticut Health and Educational Facilities Authority,
              Revenue Bonds (Day Kimball Hospital) Series 1995A (FSA                       2006 @ 102
              Insured)   #250M-5.375% Due 7/1/2016   #250M-5.375% Due                 AAA  2006 @ 102                251,250
              7/1/2026 ....................................................           AAA  2017 @ 100 S.F.           249,063
     485,000  Connecticut Health and Educational Facilities Authority,
              Revenue Bonds (Saint Francis Hospital and Medical Center                     2003 @ 102
              Issue) Series 1993C (FGIC Insured)   #5.00% Due 7/1/2023.....           AAA  2014 @ 100 S.F.           463,737
     350,000  Connecticut Development Authority, Water Facilities Revenue
              Bonds (Bridgeport Hydraulic Company Project) Series 1993B
              (MBIA Insured)   #5.50% Due 6/1/2028.........................           AAA  2003 @ 102                354,305
     500,000  Connecticut Development Authority, Water Facilities Revenue
              Refunding Bonds (Stamford Water Company Project)   Series
              1993 (AMBAC Indemnity Insured)   #5.30% Due 9/1/2028.........           AAA  2003 @ 102                494,815
$   3,045,000                                                                                                  $   2,962,380

All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder ExplanationsInsurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





GEORGIA IM-IT TRUST

General. The Georgia IM-IT Trust consists of 10 issues of Securities. Three of the Bonds in the Georgia IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Georgia IM-IT Trust) as follows: Health Care, 2 (32%); General Obligations, 3 (28%); Water and Sewer, 1 (16%); Multi-Family Mortgage Revenue, 1 (9%); Transportation, 1 (8%); Wholesale Electric, 1 (4%) and Retail Electric/Gas, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. The following brief summary regarding the economy of Georgia is based upon information drawn from publicly available sources and is included for purposes of providing information about general economic conditions that may or may not affect issuers of the Georgia obligations. The Sponsor has not independently verified any of the information contained in such publicly available documents.

 Constitutional Considerations. The Georgia Constitution permits the issuance by the State of general obligation debt and of certain guaranteed revenue debt. The State may in our guaranteed revenue debt by guaranteeing the payment of certain revenue obligations issued by an instrumentality of the State. The Georgia Constitution prohibits the incurring of any general obligation debt or guaranteed revenue debt if the highest aggregate annual debt service requirement for the then current year or any subsequent fiscal year for outstanding general obligation debt and guaranteed revenue debt, including the proposed debt, exceed 10 percent of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which any such debt is to be incurred.

The Georgia Constitution also permits the State to incur public debt to supply a temporary deficit in the State treasury in any fiscal year created by a delay in collecting the taxes of that year. Such debt must not exceed, in the aggregate, 5% of the total revenue receipts, less refunds, of the State treasury in the fiscal year immediately preceding the year in which such debt is incurred. The debt incurred must be repaid on or before the last day of the fiscal year in which it is to be incurred to supply a temporary deficit in the State treasury. No such short-term debt has been incurred under this provision since the inception of the constitutional authority referred to in this paragraph.

Virtually all of the issues of long-term debt obligations issued by or on behalf of the State of Georgia and counties, municipalities and other political subdivisions and public authorities thereof are required by law to be validated and confirmed in a judicial proceeding prior to issuance. The legal effect of an approved validation in Georgia is to render incontestable the validity of the pertinent bond issue and the security therefor.

The State and Its Economy. The State operates on a fiscal year beginning July 1 and ending June 30. Thus, the 1994 fiscal year ended June 30, 1994. Based on data from the Georgia Department of Revenue, estimated receipts of the State from income tax and sales tax for the 1992 fiscal year comprised approximately 48.8% and 37.5%, respectively, of the total State tax revenues. Such data shows that total estimated State treasury receipts for the 1992 fiscal year increased by approximately 2.16% over such collections in the 1991 fiscal year. The estimated 1993 fiscal year figures indicate that receipts of the State from income tax and sales tax for the 1993 fiscal year comprised approximately 48.1% and 38%, respectively, of the total State tax revenues. Total estimated State tax revenue collections for the 1993 fiscal year indicated an increase of approximately 9.89% over such collections in the 1992 fiscal year. The estimated 1994 fiscal year figures indicate that receipts of the State from income tax and sales tax for the 1994 fiscal year will comprise approximately 48.8% and 37.9%, respectively, of the total State tax revenues. Total estimated State tax revenue collections for the 1994 fiscal year indicate an increase of approximately 9.56% over such collections in the 1993 fiscal year.

Georgia experienced an economic slowdown in the late 1980s that continued into 1992. The 1991 fiscal year ended with a balanced budget, but only because the State had borrowed approximately $90 million from surpluses maintained for special uses. In light of weaker. than expected monthly revenue collections in May and June of 1991, Georgia lawmakers, in a special legislative session, cut budgeted expenditures for the 1992 fiscal year by $415 million. Georgia ended its 1992 fiscal year, however, with strong monthly revenue collections. For the last four months of fiscal year 1992, Georgia's revenues were more than 6% higher than revenues reported one year earlier for the same time period. By year-end, revenue collections fell only.1% short of that expected to cover 1992 expenditures. This shortfall was made up from funds allocated to but not used by state agencies. The authorized 1993 fiscal year budget consists of an $8.3 billion spending plan and approximately $750 million in new general obligation debt. On March 23, 1993. The Georgia General Assembly approved an $8.9 billion budget for the 1994 fiscal year which includes authorization for $792 million of general obligation borrowing.

The Georgia economy has performed relatively well during recent years and generally has expanded at a rate greater than the national average during that period. However, growth in 1988 through 1992 slowed somewhat and was modest compared to the pace of the early 1980's. Georgia's economy, however, has made a robust recovery through the 1993 and 1994 fiscal years. Total estimated State tax revenue collections for the 1994 fiscal year indicate an increase of approximately 9.56% over such collections in the 1993 fiscal year. The 1992 annual average unemployment rate for Georgia was 6.9% as compared to the 1992 national annual average unemployment rate of 7.4%. The 1993 annual average unemployment rate for Georgia was 5.7% as compared to the 1993 national annual average unemployment rate of 6.7%. Throughout 1994, the monthly unemployment rate for Georgia (not seasonally adjusted) has remained below the national average monthly unemployment rate (not seasonally adjusted). In April and May 1994, the two most current months for which information is available, Georgia's unemployment rate of 6.2% and 5.9%. In July, 1994, widespread flooding in central and southern Georgia caused extensive damage and destruction of farmland, private residences, businesses and local and state government facilities. As of July 12, 1994, Governor Zell Miller refused to estimate the dollar value of the damage but other sources estimate that damage could exceed $300 million. Thirty-one counties have been declared federal disaster areas. Moody's Investors Service, Inc. and Standard and Poor's Corporation are observing the situation in Georgia, but neither rating agency has expressed any immediate credit concerns.

Bond Ratings. Currently, Moody's Investors Service, Inc. rates Georgia general obligation bonds Aaa and Standard & Poor's rates such bonds AA+.

Legal Proceedings. Georgia is involved in certain legal proceedings that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues. Several lawsuits have been filed against Georgia asserting that the decision in Davis v. Michigan Department of Treasury, 489 U.S. 803 (1989), invalidating Michigan's practice of taxing retirement benefits paid by the federal government while exempting state retirement benefits, also invalidates Georgia's tax treatment of Federal Retirement Benefits for years prior to 1989. Under Georgia's applicable 3 year statute of limitation the maximum potential liability under these suits calculated to August 15, 1993 would appear to be no greater than 100 million dollars. The plaintiffs in these suits, however, have requested refunds for a period from 1980 to 1988 which could result in a maximum potential liability in the range of 591 million dollars. Any such liability would be predicated on a holding by the State of Georgia Supreme Court or the United States Supreme Court that the Davis decision is applicable to Georgia's prior method of taxing Federal Retirement Benefits and that the Davis decision is to be given a retroactive effect, i.e., that the decision affects prior tax years and that a refund remedy is appropriate. In Georgia's "test case" , the Georgia
Supreme Court held that no refunds are due. The plaintiff's petition to the U.S. Supreme Court for a writ of certiorari was granted on February 22, 1994.

Three suits have been filed against the State of Georgia seeking refunds of liquor taxes under O.C.G.A. Section 48-2-35, in light of Bacchus Imports, Ltd.
v. Dias, 468 U.S. 263 (1984) under Georgia's pre-Bacchus statute. In the Beam case, 501 U.S. 529 (decided June 20, 1991) the Supreme Court indicated that Bacchus was retroactive, but only within the bounds of State statutes of limitations and procedural bars, and left State courts to determine any remedy in light of reliance interests, equitable considerations, and other defenses. Georgia's statute of limitations in O.C.G.A. Section 48-2-35 has run on all pre-Bacchus claims for refund except five pending claims seeking 31.7 million dollars in tax plus interest. On remand, the Fulton County Superior Court has ruled that procedural bars and other defenses bar any recovery by taxpayers on Beam's claims for refund. The Georgia Supreme Court has affirmed, and Beam has petitioned the United States Supreme Court for a writ of certiorari.

Two additional suits have been filed with the State of Georgia by foreign producers of alcoholic beverages seeking $96 million in refunds of alcohol import taxes imposed under O.C.G.A. Section 3-4-60. These claims constitute 99% of all such taxes paid during the preceding three years.

In Board of Public Education for Savannah/Chatham County v. State of Georgia, the local school board claimed that the State should finance the major portion of the costs of its desegregation program. The Savannah Board originally requested restitution in the amount of $30 million, but the Federal District Court set forth a formula which would require a State payment in the amount of approximately $6 million. Both sides have moved for reconsideration. In a similar complaint, DeKalb County has requested restitution in the amount of $90 million, and there are approximately five other school districts which could file similar claims. It is not possible to quantify such potential claims at this time.

The foregoing information does not purport to be a complete or exhaustive description of all conditions to which the issuers of Bonds in the Georgia Insured Trust are subject. Many factors including national economic, social and environmental policies and conditions, which are not within the control of the issuers of Bonds could affect or could have an adverse impact on the financial condition of the State and various agencies and political subdivisions located in the State. Since Georgia Bonds in the Georgia Insured Trust (other than general obligation bonds issued by the State) are payable from revenue derived from a specific source or authority, the impact of a pronounced decline in the national economy or difficulties in significant industries within the State could result in a decrease in the amount of revenues realized from such source or by such authority and thus adversely affect the ability of the respective issuers of the Georgia Bonds in the Georgia Insured Trust to pay the debt service requirements on the Georgia Bonds. Similarly, such adverse economic developments could result in a decrease in tax revenues realized by the State and thus could adversely affect the ability of the State to pay the debt service requirements of any Georgia general obligation bonds in the Georgia Insured Trust.

Tax Status. For a discussion of the Federal tax status of income earned on Georgia IM-IT Trust Units, see "Federal Tax Status".

In the opinion of Chapman and Cutler, counsel to the Sponsor, under existing Georgia law:

(1)For Georgia income tax purposes, the Georgia IM-IT Trust is not an association taxable as a corporation, and the income of the Georgia IM-IT Trust will be treated as the income of the Unitholders. Interest on the Georgia Bonds which is exempt from Georgia income tax when received by the Georgia IM-IT Trust, and which would be exempt from Georgia income tax if received directly by a Unitholder, will retain its status as tax-exempt interest when distributed by the Georgia IM-IT Trust and received by the Unitholders.

(2)If the Trustee disposes of a Georgia Bond (whether by sale, exchange, payment on maturity, retirement or otherwise) or if a Unitholder redeems or sells his Unit, the Unitholder will recognize gain or loss for Georgia income tax purposes to the same extent that gain or loss would be recognized for federal income tax purposes (except in the case of Georgia Bonds issued before March 11, 1987 issued with original issue discount owned by the Georgia IM-IT Trust in which case gain or loss for Georgia income tax purposes may differ from the amount recognized for federal income tax purposes because original issue discount on such Georgia Bonds may be determined by accruing said original issue discount on a ratable basis). Due to the amortization of bond premium and other basis adjustments required by the Internal Revenue Code, a Unitholder, under some circumstances, may realize taxable gain when his or her Units are sold or redeemed for an amount less than or equal to their original cost.

(3)Because obligations or evidences of debt of Georgia, its political subdivisions and public institutions are exempt from the Georgia intangible personal property tax, the Georgia IM-IT Trust will not be subject to such tax as the result of holding such obligations, evidences of debt or bonds.

(4)Amounts paid under an insurance policy or policies issued to the Georgia IM-IT Trust, if any, with respect to the Georgia Bonds in the Georgia IM-IT Trust which represent maturing interest on defaulted obligations held by the Trustee will be exempt from State income taxes if, and to the extent as, such interest would have been so exempt if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased the amounts paid for such policies are reasonable and customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

(5)We express no opinion regarding whether a Unitholder's ownership of an interest in the Georgia IM-IT Trust is subject to the Georgia intangible personal property tax. Although the application of the Georgia intangible property tax to the ownership of the Units by the Unitholders is not clear, representatives of the Georgia Department of Revenue have in the past advised us orally that, for purposes of the intangible property tax, the Department considers a Unitholder's ownership of an interest in the Georgia IM-IT Trust as a whole to be taxable intangible property separate from any ownership interest in the underlying tax-exempt Georgia Bonds.

(6)Neither the Georgia Bonds nor the Units will be subject to Georgia sales or use tax.

Chapman and Cutler has expressed no opinion with respect to taxation under any other provision of Georgia law. Ownership of the Units may result in collateral Georgia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.





                                                                                     Semi-
Per Unit Information:                                                   Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     50.31  $    50.31
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.36  $     1.93
 Less: Annual Premium on Portfolio Insurance per Unit.................. $       .25  $      .25
 Estimated Net Annual Interest Income per Unit......................... $     47.70  $    48.13
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     47.70  $    48.13
 Divided by 12 and 2, respectively..................................... $      3.98  $    24.07
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13248  $   .13368
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.77%       4.81%
Estimated Long-Term Return <F2><F3><F4>................................        4.75%       4.80%
Estimated Initial Monthly Distribution (January 1996).................. $      1.72
Estimated Initial Semi-annual Distribution (January 1996)..............              $     1.74
Estimated Normal Distribution per Unit <F4>............................ $      3.98  $    24.07


Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Georgia IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing January 15, 1996


<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





GEORGIA INSURED MUNICIPALS INCOME TRUST SERIES 78
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               Georgia
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                    Redemption          IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>        Rating<F2>     Feature<F3>         Trust<F4>
$    125,000  Municipal Electric Authority of Georgia, Power Revenue
              Bonds, Series U (MBIA Insured)   #0.00% Due 1/1/2010.........           AAA                      $      60,494   <F6>
     275,000  Housing Authority of Cobb County (Georgia) Multi-Family
              Mortgage Revenue Refunding Bonds (FHA Insured Mortgage
              Loan-Garrison Plantation Development) Series 1994A  5.75%                    2004 @ 102
              Due 7/1/2014.................................................          Aaa*  2009 @ 100 S.F.           276,375
      100,000 Jones County, Georgia, School District, Unlimited
              Tax-General Obligation Bonds (AMBAC Indemnity Insured) **                    2006 @ 102
              5.30% Due 1/1/2015...........................................            AAA 2011 @ 100 S.F.           100,500
     500,000  Gordon County, Georgia, Hospital Authority, Hospital Revenue
              Anticipation Certificates (Adventist Health) MBIA Insured                    2005 @ 102
              #5.50% Due 11/15/2015........................................           AAA  2011 @ 100 S.F.           505,465
     250,000  Forsyth County, Georgia, School District, General
              Obligation-Unlimited Tax Bonds, Series 1995 (MBIA Insured)                   2005 @ 102
              5.55% Due 7/1/2016...........................................           AAA  2013 @ 100 S.F.           256,587
     250,000  Metropolitan Atlanta Rapid Transit Authority (Georgia) Sales
              Tax Revenue Bonds (Second Indenture Series) Series 1993A
              (AMBAC Indemnity Insured)   5.125%  Due 7/1/2018.............           AAA  2003 @ 102                245,525
     495,000  Fulton-DeKalb Hospital Authority (Georgia) Hospital Revenue
              Refunding Certificates, Series 1993 (MBIA Insured)   #5.50%                  2003 @ 102
              Due 1/1/2020.................................................           AAA  2013 @ 100 S.F.           497,475
     500,000  Chatham County, Georgia, School District, General Obligation
              Refunding Bonds, Series 1995B (FGIC Insured)   #5.50% Due                    2004 @ 101
              8/1/2020.....................................................           AAA  2017 @ 100 S.F.           505,000
     500,000  Atlanta, Georgia, Water and Sewer Revenue Bonds, Series 1993                 2004 @ 102
                #4.75% Due 1/1/2023........................................           AA-  2019 @ 100 S.F.           463,205
      90,000  Georgia Municipal Electric Authority, Power Revenue Bonds,
              Series 1994EE (AMBAC Indemnity Insured)   #5.50% Due 1/1/2026           AAA  2004 @ 100                 89,792
$   3,085,000                                                                                                  $   3,000,418

All of the Bonds in the portfolio are insured either by one of the Preinsured Bond Insurers (as indicated in the Bond name) or under the portfolio insurance policy obtained by the Trust from AMBAC Indemnity. See "Unitholder Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





MICHIGAN IM-IT TRUST

General. The Michigan IM-IT Trust consists of 8 issues of Securities. Four of the Bonds in the Michigan IM-IT Trust are general obligations of the governmental entities issuing them and are backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Michigan IM-IT Trust) as follows: General Obligations, 4 (36%); Health Care, 1 (17%); Transportation, 1 (17%); Water and Sewer, 1 (16%) and General Purpose, 1 (14%). No Bond issue has received a provisional rating.

Risk Factors. Investors should be aware that the economy of the State of Michigan has, in the past, proven to be cyclical, due primarily to the fact that the leading sector of the State's economy is the manufacturing of durable goods. While the State's efforts to diversify its economy have proven successful, as reflected by the fact that the share of employment in the State in the durable goods sector has fallen from 33.1 percent in 1960 to 17.9 percent in 1990, durable goods manufacturing still represents a sizable portion of the State's economy. As a result, any substantial national economic downturn is likely to have an adverse effect on the economy of the State and on the revenues of the State and some of its local governmental units.

In July 1995, Moody's Investors Service, Inc. raised the State's general obligation bond rating to "Aa". In October 1989, Standard & Poor's raised its rating on the State's general obligation bonds to "AA".

The State's economy could continue to be affected by changes in the auto industry, notably consolidation and plant closings resulting from competitive pressures and over-capacity. Such actions could adversely affect State revenues and the financial impact on the local units of government in the areas in which plants are closed could be more severe.

In recent years, the State has reported its financial results in accordance with generally accepted accounting principles. For the fiscal years ended September 30, 1990 and 1991, the State reported negative year-end balances in the General Fund/School Aid Fund of $310.4 million and $169.4 million, respectively. The State ended each of the 1992, 1993 and 1994 fiscal years with its General Fund/School Aid Fund in balance, after having made substantial transfers to the Budget Stabilization Fund in 1993 and 1994. A positive cash balance in the combined General Fund/School Aid Fund was recorded at September 30, 1990. In the 1991 through 1993 fiscal years, the State experienced deteriorating cash balances which necessitated short-term borrowing and the deferral of certain scheduled cash payments. The State did not borrow for cash flow purposes in 1994, but borrowed $500 million on March 9, 1995, which is due for repayment on September 29, 1995. The State's Budget Stabilization Fund received year-end transfers from the General Fund of $283 million in 1993 and $464 million in 1994, bringing the balance in the Budget Stabilization Fund to $779 million at September 30, 1994.

The Michigan Constitution of 1963 limits the amount of total revenues of the State raised from taxes and certain other sources to a level for each fiscal year equal to a percentage of the State's personal income for the prior calendar year. In the event that the State's total revenues exceeds the limit by 1 percent or more, the Michigan Constitution of 1963 requires that the excess be refunded to taxpayers.

On March 15, 1994, Michigan voters approved a school finance reform amendment to the State's Constitution which, among other things, increased the State sales tax rate from 4% to 6% and placed a cap on property assessment increases for all property taxes. Concurrent legislation cut the State's income tax rate from 4.6% to 4.4%, reduced some property taxes and altered local school funding sources to a combination of property taxes and state revenues, some of which is provided from other new or increased State taxes. The legislation also contained other provisions that alter (and, in some cases, may reduce) the revenues of local units of government, and tax increment bonds could be particularly affected. While the ultimate impact of the constitutional amendment and related legislation cannot yet be accurately predicted, investors should be alert to the potential effect of such measures upon the operations and revenues of Michigan local units of government.

In addition, the State Legislature recently adopted a package of state tax cuts, including a phase out of the intangibles tax, an increase in exemption amounts for personal income tax, and reductions in single business tax.

Although all or most of the Bonds in the Michigan IM-IT Trust are revenue obligations or general obligations of local governments or authorities rather than general obligations of the State of Michigan itself, there can be no assurance that any financial difficulties the State may experience will not adversely affect the market value or marketability of the Bonds or the ability of the respective obligors to pay interest on or principal of the Bonds, particularly in view of the dependency of local governments and other authorities upon State aid and reimbursement programs and, in the case of bonds issued by the State Building Authority, the dependency of the State Building Authority on the receipt of rental payments from the State to meet debt service requirements upon such bonds. In the 1991 fiscal year, the State deferred certain scheduled cash payments to municipalities, school districts, universities and community colleges. While such deferrals were made up at specified later dates, similar future deferrals could have an adverse impact on the cash position of some local governmental units. Additionally, the State reduced revenue sharing payments to municipalities below that level provided under formulas by $10.9 million in the 1991 fiscal year, up $34.4 million in the 1992 fiscal year, $45.5 million in the 1993 fiscal year, $54.5 million in the 1994 fiscal year, and $67.0 million (budgeted) in the 1995 fiscal year.

The Michigan IM-IT Trust may contain general obligation bonds of local units of government pledging the full faith and credit of the local unit which are payable from the levy of ad valorem taxes on taxable property within the jurisdiction of the local unit. Such bonds issued prior to December 22, 1978, or issued after December 22, 1978 with the approval of the electors of the local unit, are payable from property taxes levied without limitation as to rate or amount. With respect to bonds issued after December 22, 1978, and which were not approved by the electors of the local unit, the tax levy of the local unit for debt service purposes is subject to constitutional, statutory and charter tax rate limitations. In addition, several major industrial corporations have instituted challenges of their ad valorem property tax assessments in a number of local municipal units in the State. If successful, such challenges could have an adverse impact on the ad valorem tax bases of such units which could adversely affect their ability to raise funds for operation and debt service requirements.

Tax Status. For a discussion of the Federal tax status of income earned on Michigan IM-IT Trust Units, see "Other Matters--Federal Tax Status".

In the opinion of Miller, Canfield, Paddock and Stone, P.L.C., special counsel to the Fund for Michigan tax matters, under existing Michigan law:

The Michigan IM-IT Trust and the owners of Units will be treated for purposes of the Michigan income tax laws and the Single Business Tax in substantially the same manner as they are for purposes of the Federal income tax laws, as currently enacted. Accordingly, we have relied upon the opinion of Messrs. Chapman and Cutler as to the applicability of Federal income tax under the Internal Revenue Code of 1986 to the Michigan IM-IT Trust and the Holders of Units.

Under the income tax laws of the State of Michigan, the Michigan IM-IT Trust is not an association taxable as a corporation; the income of the Michigan IM-IT Trust will be treated as the income of the Unitholders and be deemed to have been received by them when received by the Michigan IM-IT Trust. Interest on the underlying Bonds which is exempt from tax under these laws when received by Michigan IM-IT Trust will retain its status as tax exempt interest to the Unitholders.

For purposes of the foregoing Michigan tax laws, each Unitholder will be considered to have received his pro rata share of Bond interest when it is received by the Michigan IM-IT Trust, and each Unitholder will have a taxable event when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or when the Unitholder redeems or sells his Certificate to the extent the transaction constitutes a taxable event for Federal income tax purposes. The tax cost of each unit to a Unitholder will be established and allocated for purposes of these Michigan tax laws in the same manner as such cost is established and allocated for Federal income tax purposes.

Under the Michigan Intangibles Tax, the Michigan IM-IT Trust is not taxable and the pro rata ownership of the underlying Bonds, as well as the interest thereon, will be exempt to the Unitholders to the extent the Michigan IM-IT Trust consists of obligations of the State of Michigan or its political subdivisions or municipalities, or of obligations of possessions of the United States. The Intangibles Tax is being phased out, with reductions of twenty-five percent (25%) in 1994 and 1995, fifty percent (50%) in 1996, and seventy-five percent (75%) in 1997, with total repeal effective January 1, 1998.

The Michigan Single Business Tax replaced the tax on corporate and financial institution income under the Michigan Income Tax, and the Intangible Tax with respect to those intangibles of persons subject to the Single Business Tax the income from which would be considered in computing the Single Business Tax. Persons are subject to the Single Business Tax only if they are engaged in "business activity" , as defined in the Act. Under the Single Business
Tax, both interest received by the Michigan IM-IT Trust on the underlying Bonds and any amount distributed from the Michigan IM-IT Trust to a Unitholder, if not included in determining taxable income for Federal income tax purposes, is also not included in the adjusted tax base upon which the Single Business Tax is computed, of either the Michigan IM-IT Trust or the Unitholders. If the Michigan IM-IT Trust or the Unitholders have a taxable event for Federal income tax purposes when the Michigan IM-IT Trust disposes of a Bond (whether by sale, exchange, redemption or payment at maturity) or the Unitholder redeems or sells his Certificate, an amount equal to any gain realized from such taxable event which was included in the computation of taxable income for Federal income tax purposes (plus an amount equal to any capital gain of an individual realized in connection with such event but excluded in computing that individual's Federal taxable income) will be included in the tax base against which, after allocation, apportionment and other adjustments, the Single Business Tax is computed. The tax base will be reduced by an amount equal to any capital loss realized from such a taxable event, whether or not the capital loss was deducted in computing Federal taxable income in the year the loss occurred. Unitholders should consult their tax advisor as to their status under Michigan law.

Any proceeds paid under an insurance policy issued to the Trustee of the Trust, or paid under individual policies obtained by issuers of Bonds, which, when received by the Unitholders, represent maturing interest on defaulted obligations held by the Trustee, will be excludable from the Michigan income tax laws and the Single Business Tax if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations. While treatment under the Michigan Intangibles Tax is not premised upon the characterization of such proceeds under the Internal Revenue Code, the Michigan Department of Treasury should adopt the same approach as under the Michigan income tax laws and the Single Business Tax.

As the Tax Reform Act of 1986 eliminates the capital gain deduction for tax years beginning after December 31, 1986, the federal adjusted gross income, the computation base for the Michigan Income Tax, of a Unitholder will be increased accordingly to the extent such capital gains are realized when the Michigan IM-IT Trust disposes of a Bond or when the Unitholder redeems or sells a Unit, to the extent such transaction constitutes a taxable event for Federal income tax purposes.





                                                                                     Semi-
Per Unit Information:                                                   Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     51.73  $    51.73
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.35  $     1.91
 Less: Annual Premium on Portfolio Insurance per Unit..................          --          --
 Estimated Net Annual Interest Income per Unit......................... $     49.38  $    49.82
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     49.38  $    49.82
 Divided by 12 and 2, respectively..................................... $      4.12  $    24.91
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13717  $   .13840
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.94%       4.98%
Estimated Long-Term Return <F2><F3><F4>................................        4.92%       4.97%
Estimated Initial Monthly Distribution (January 1996).................. $      1.78
Estimated Initial Semi-annual Distribution (January 1996)..............              $     1.80
Estimated Normal Distribution per Unit <F4>............................ $      4.12  $    24.91


Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Michigan IM-IT Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--January and July
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                January and July commencing January 15, 1996

<F1>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





MICHIGAN INSURED MUNICIPALS INCOME TRUST SERIES 134
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                              Offering
                                                                                                              Price To
                                                                                                              Michigan
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of                    Redemption         IM-IT
              either Bonds Deposited or Bonds Contracted for<F1><F5>        Rating<F2>     Feature<F3>        Trust<F4>
$    500,000  Michigan Hospital Finance Authority, Hospital Revenue
              Refunding Bonds (Port Huron Hospital Obligated Group) Series                 2005 @ 102
              1995 (FSA Insured)  #5.50% Due 7/1/2015......................           AAA  2013 @ 100 S.F.    $     500,000
     150,000  Imlay City Community Schools, Lapeer County, Michigan,
              Unlimited Tax-General Obligation Refunding Bonds,   Series                   2006 @ 100
              1994 (AMBAC Indemnity Insured)  #5.40% Due 5/1/2017..........           AAA  2015 @ 100 S.F.          149,250
     425,000  Michigan Municipal Bond Authority, Local Government Loan
              Program Revenue Bonds, Series 1995B (AMBAC   Indemnity                       2005 @ 102
              Insured)  #5.375% Due 11/1/2017..............................           AAA  2011 @ 100 S.F.          420,385
     150,000  Okemos Public Schools, County of Ingham, Michigan, 1993
              Refunding Bonds (General Obligation-Unlimited Tax)   MBIA
              Insured  #0.00% Due 5/1/2018.................................           AAA                            43,261 <F6>
     500,000  Michigan State Trunk Line Fund Revenue Bonds, Series 1994A                   2004 @ 102
              (FGIC Insured)  #5.75% Due 11/15/2020........................           AAA  2017 @ 100 S.F.          510,575
     300,000  Holly Area School District, County of Oakland, Michigan,
              1995 School Building and Site Bonds (General                                 2005 @ 101
              Obligation-Unlimited Tax) FGIC Insured  #5.625% Due 5/1/2025.           AAA  2021 @ 100 S.F.          303,870
     500,000  Paw Paw Public School District, County of Van Buren,
              Michigan, 1995 School Building and Site Bonds (General                       2005 @ 100
              Obligation-Unlimited Tax) FGIC Insured   #5.625% Due 5/1/2025           AAA  2016 @ 100 S.F.          506,995
     500,000  City of Detroit, Michigan, Water Supply System Revenue
              Bonds, Second Lien Bonds, Series 1995A (MBIA Insured)
              #5.50% Due 7/1/2025..........................................           AAA  2005 @ 101               501,415
$   3,025,000                                                                                                 $   2,935,751

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





NEW YORK IM-IT INTERMEDIATE LADDERED MATURITY TRUST

General. The New York IM-IT Intermediate Laddered Maturity Trust consists of 12 issues of Securities. One of the Bonds in the New York IM-IT Intermediate Laddered Maturity Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total New York IM-IT Intermediate Laddered Maturity Trust) as follows: Health Care, 4 (32%); Higher Education, 2 (19%); Water and Sewer, 1 (19%); Other Care, 2 (17%); General Obligations, 1 (5%); Public Education, 1 (5%) and Transportation, 1 (3%). No Bond issue has received a provisional rating. All of the obligations in the New York IM-IT Intermediate Laddered Maturity Trust mature within 5-10 years of the Date of Deposit. Commencing in approximately the fifth year of the Trust, roughly 20% of the Bonds contained in the Trust will mature each year. The dollar weighted average maturity of the Bonds in the Trust is 6.45 years.

Risk Factors. A resident of New York State (or New York City) will be subject to New York State (or New York City) personal income tax with respect to gains realized when New York Obligations held in the New York IM-IT Intermediate Laddered Maturity Trust are sold, redeemed or paid at maturity or when his Units are sold or redeemed, such gain will equal the proceeds of sale, redemption or payment less the tax basis of the New York Obligation or Unit (adjusted to reflect (a) the amortization of premium or discount, if any, on New York Obligations held in the Trust, (b) accrued original issue discount, with respect to each New York Obligation which, at the time the New York Obligation was issued had original issue discount, and (c) the deposit of New York Obligations with accrued interest in the Trust after the Unitholder's settlement date).

Interest or gain from the New York IM-IT Intermediate Laddered Maturity Trust derived by a Unitholder who is not a resident of New York State (or New York
City) will not be subject to New York State (or New York City) personal income tax, unless the Units are property employed in a business, trade, profession or occupation carried on in New York State (or New York City).

Amounts paid on defaulted New York Obligations held by the Trustee under policies of insurance issued with respect to such New York Obligations will be excludable from income for New York State and New York City income tax purposes, if and to the same extent as, such interest would have been excludable if paid by the respective issuer.

For purposes of the New York State and New York City franchise tax on corporations, Unitholders which are subject to such tax will be required to include in their entire net income any interest or gains distributed to them even though distributed in respect of New York obligations.

If borrowed funds are used to purchase Units in the Trust, all (or part) of the interest on such indebtedness will not be deductible for New York State and New York City tax purposes. The purchase of Units may be considered to have been made with borrowed funds even though such funds are not directly traceable to the purchase of Units in any New York Trust.

The Portfolio of the New York IM-IT Intermediate Laddered Maturity Trust includes obligations issued by New York State (the "State"), by its various public bodies (the "Agencies"), and/or by other entities located within the State, including the City of New York (the "City").

Some of the more significant events relating to the financial situation in New York are summarized below. This section provides only a brief summary of the complex factors affecting the financial situation in New York and is based in part on Official Statements issued by, and on other information reported by the State, the City and the Agencies in connection with the issuance of their respective securities.

There can be no assurance that future statewide or regional economic difficulties, and the resulting impact on State or local government finances generally, will not adversely affect the market value of New York Municipal Obligations held in the portfolio of the Trust or the ability of particular obligors to make timely payments of debt service on (or relating to) those obligations.

The State has historically been one of the wealthiest states in the nation. For decades, however, the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City has also had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State.

A national recession commenced in mid-1990. The downturn continued throughout the State's 1990-91 fiscal year and was followed by a period of weak economic growth during the 1991 calendar year. For calendar year 1992, the national economy continued to recover, although at a rate below all post-war recoveries. For calendar year 1993, the economy is expected to grow faster than 1992, but still at a very moderate rate, as compared to other recoveries. The national recession has been more severe in the State because of factors such as a significant retrenchment in the financial services industry, cutbacks in defense spending, and an overbuilt real estate market.

1993-94 Fiscal Year. On April 5, 1993, the State Legislature approved a $32.08 billion budget. Following enactment of the budget the 1993-94 State Financial Plan was formulated on April 16, 1993. This Plan projects General Fund receipts and transfers from other funds at $32.367 billion and disbursements and transfers to other funds at $32.300 billion. In comparison to the Governor's recommended Executive Budget for the 1993-94 fiscal year, as revised on February 18, 1993, the 1993-94 State Financial Plan reflects increases in both receipts and disbursements in the General Fund of $811 million.

While a portion of the increased receipts was the result of a $487 million increase in the State's 1992-93 positive year-end margin at March 31, 1993 to $671 million, the balance of such increased receipts is based upon (i) a projected $269 million increase in receipts resulting from improved 1992-93 results and the expectation of an improving economy, (ii) projected additional payments of $200 million from the Federal government as reimbursements for indigent medical care, (iii) the early payment of $50 million of personal tax returns in 1992-93 which otherwise would have been paid in 1993-94; offset by
(iv) the State Legislature's failure to enact $195 million of additional revenue-raising recommendations proposed by the Governor. There can be no assurances that all of the projected receipts referred to above will be received.

Despite the $811 million increase in disbursements included in the 1993-94 State Financial Plan, a reduction in aid to some local government units can be expected. To offset a portion of such reductions, the 1993-94 State Financial Plan contains a package of mandate relief, cost containment and other proposals to reduce the costs of many programs for which local governments provide funding. There can be no assurance, however, that localities that suffer cuts will not be adversely affected, leading to further requests for State financial assistance.

There can be no assurance that the State will not face substantial potential budget gaps in the future resulting from a significant disparity between tax revenues projected from a lower recurring receipts base and the spending required to maintain State programs at current levels. To address any potential budgetary imbalance, the State may need to take significant actions to align recurring receipts and disbursements.

1992-93 Fiscal Year. Before giving effect to a 1992-93 year-end deposit to the refund reserve account of $671 million, General Fund receipts in 1992-93 would have been $716 million higher than originally projected. This year-end deposit effectively reduced 1992-93 receipts by $671 million and made those receipts available for 1993-94.

The State's favorable performance primarily resulted from income tax collections that were $700 million higher than projected which reflected both stronger economic activity and tax-induced one-time acceleration of income into 1992. In other areas larger than projected business tax collections and unbudgeted receipts offset the loss of $200 million of anticipated Federal reimbursement and losses of, or shortfalls in, other projected revenue sources.

For 1992-93, disbursements and transfers to other funds (including the deposit to the refund reserve account discussed above) totalled $30.829 billion, an increase of $45 million above projections in April 1992.

Fiscal year 1992-93 was the first time in four years that the State did not incur a cash-basis operating deficit in the General Fund requiring the issuance of deficit notes or other bonds, spending cuts or other revenue raising measures.

Indebtedness. As of March 31, 1993, the total amount of long-term State general obligation debt authorized but unissued stood at $2.4 billion. As of the same date, the State had approximately $5.4 billion in general obligation bonds. The State issued $850 million in tax and revenue anticipation notes ("TRANS") on April 28, 1993. The State does not project the need to issue additional TRANS during the State's 1993-94 fiscal year.

The State projects that its borrowings for capital purposes during the State's 1993-94 fiscal year will consist of $460 million in general obligation bonds and $140 million in new commercial paper issuances. In addition, the State expects to issue $140 million in bonds for the purpose of redeeming outstanding bond anticipation notes. The Legislature has authorized the issuance of up to $85 million in certificates of participation during the State's 1993-94 fiscal year for personal and real property acquisitions during the State's 1993-94 fiscal year. The projection of the State regarding its borrowings for the 1993-94 fiscal year may change if actual receipts fall short of State projections or if other circumstances require.

In June 1990, legislation was enacted creating the "New York Local
Government Assistance Corporation" ("LGAC"), a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. To date, LGAC has issued its bonds to provide net proceeds of $3.28 billion. LGAC has been authorized to issue additional bonds to provide net proceeds of $703 million during the State's 1993-94 fiscal year.

Ratings. The $850 million in TRANS issued by the State in April 1993 were rated SP-1-Plus by S&P on April 26, 1993, and MIG-1 by Moody's on April 23, 1993, which represents the highest ratings given by such agencies and the first time the State's TRANS have received these ratings since its May 1989 TRANS issuance. Both agencies cited the State's improved fiscal position as a significant factor in the upgrading of the April 1993 TRANS.

Moody's rating of the State's general obligation bonds stood at A on April 23, 1993, and S&P's rating stood at A- with a stable outlook on April 26, 1993, an improvement from S&P's negative outlook prior to April 1993. Previously, Moody's lowered its rating to A on June 6, 1990, its rating having been A1 since May 27, 1986. S&P lowered its rating from A to A- on January 13, 1992. S&P's previous ratings were A from March 1990 to January 1992, AA- from August 1987 to March 1990 and A+ from November 1982 to August 1987.

Moody's, in confirming its rating of the State's general obligation bonds, and S&P, in improving its outlook on such bonds from negative to stable, noted the State's improved fiscal condition and reasonable revenue assumptions contained in the 1993-94 State budget.

The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways.

In response to the City's fiscal crisis in 1975, the State took a number of steps to assist the City in returning to fiscal stability. Among other actions, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the " Covered Organizations").

In February 1975, the New York State Urban Development Corporation ("
UDC"), which had approximately $1 billion of outstanding debt, defaulted on certain of its short-term notes. Shortly after the UDC default, the City entered a period of financial crisis. Both the State Legislature and the United States Congress enacted legislation in response to this crisis. During 1975, the State Legislature (i) created MAC to assist with long-term financing for the City's short-term debt and other cash requirements and (ii) created the State Financial Control Board (the "Control Board") to review and approve the City's budgets and City four-year financial plans (the financial plans also apply to certain City-related public agencies (the "Covered Organizations")).

Over the past three years, the rate of economic growth in the City has slowed substantially, and the City's economy is currently in recession. The City projects, and its current four-year financial plan assumes, a recovery early in the 1993 calendar year. The Mayor is responsible for preparing the City's four-year financial plan, including the City's current financial plan. The City Comptroller has issued reports concluding that the recession of the City's economy will be more severe and last longer than is assumed in the financial plan.

Fiscal Year 1993 and 1993-1996 Financial Plan. The City's 1993 fiscal year results are projected to be balanced in accordance with generally accepted accounting principles ("GAAP"). The City was required to close substantial budget gaps in its 1990, 1991 and 1992 fiscal years in order to maintain balanced operating results.

The City's modified Financial Plan dated February 9, 1993 covering fiscal years 1993-1996 projects budget gaps for 1994 through 1996. The Office of the State Deputy Controller for the City of New York has estimated that under the modified Financial Plan budget gaps will be $102 million for fiscal year 1994, $196 million for fiscal year 1995 and $354 million for fiscal year 1996, primarily due to anticipated higher spending on labor costs.

However, the City's modified Plan is dependent upon a gap-closing program, certain elements of which the staff of Control Board identified on March 25, 1993 to be at risk due to projected levels of State and Federal aid and revenue and expenditures estimates which may not be achievable. The Control Board indicated that the City's modified Financial Plan does not make progress towards establishing a balanced budget process. The Control Board's report identified budget gap risks of $1.0 billion, $1.9 billion, $2.3 billion and $2.6 billion in fiscal years 1994 through 1997, respectively.

On June 3, 1993, the Mayor announced that State and federal aid for Fiscal Year 1993-1994 would be $280 million less than projected and that in order to balance the City's budget $176 million of previously announced contingent budget cuts would be imposed. The Mayor indicated that further savings would entail serious reductions in services. The State Comptroller on June 14, 1993 criticized efforts by the Mayor and City Council to balance the City's budget which rely primarily on one-shot revenues. The Comptroller added that the City's budget should be based on "recurring revenues that fund recurring expenditures." Given the foregoing factors, there can be no assurance that the City will continue to maintain a balanced budget, or that it can maintain a balanced budget without additional tax or other revenue increases or reductions in City services, which could adversely affect the City's economic base.

Pursuant to State law, the City prepares a four-year annual financial plan, which is reviewed and revised on a quarterly basis and which includes the City's capital, revenue and expense projections. The City is required to submit its financial plans to review bodies, including the Control Board. If the City were to experience certain adverse financial circumstances, including the occurrence or the substantial likelihood and imminence of the occurrence of an annual operating deficit of more than $100 million or the loss of access to the public credit markets to satisfy the City's capital and seasonal financial requirements, the Control Board would be required by State law to exercise certain powers, including prior approval of City financial plans, proposed borrowings and certain contracts.

The City depends on the State for State aid both to enable the City to balance its budget and to meet its cash requirements. As a result of the national and regional economic recession, the State's projections of tax revenues for its 1991 and 1992 fiscal years were substantially reduced. For its 1993 fiscal year, the State, before taking any remedial action reflected in the State budget enacted by the State Legislature on April 2, 1992 reported a potential budget deficit of $4.8 billion. If the State experiences revenue shortfalls or spending increases beyond its projections during its 1993 fiscal year or subsequent years, such developments could also result in reductions in projected State aid to the City. In addition, there can be no assurance that State budgets in future fiscal years will be adopted by the April 1 statutory deadline and that there will not be adverse effects on the City's cash flow and additional City expenditures as a result of such delays.

The City's projections set forth in its financial plan are based on various assumptions and contingencies which are uncertain and which may not materialize. Changes in major assumptions could significantly affect the City's ability to balance its budget as required by State law and to meet its annual cash flow and financing requirements. Such assumptions and contingencies include the timing of any regional and local economic recovery, the absence of wage increases in excess of the increases assumed in its financial plan, employment growth, provision of State and Federal aid and mandate relief, State legislative approval of future State budgets, levels of education expenditures as may be required by State law, adoption of future City budgets by the New York City Council, and approval by the Governor or the State Legislature and the cooperation of MAC with respect to various other actions proposed in such financial plan.

The City's ability to maintain a balanced operating budget is dependent on whether it can implement necessary service and personnel reduction programs successfully. As discussed above, the City must identify additional expenditure reductions and revenue sources to achieve balanced operating budgets for fiscal years 1994 and thereafter. Any such proposed expenditure reductions will be difficult to implement because of their size and the substantial expenditure reductions already imposed on City operations in the past two years.

Attaining a balanced budget is also dependent upon the City's ability to market its securities successfully in the public credit markets. The City's financing program for fiscal years 1993 through 1996 contemplates issuance of $15.7 billion of general obligation bonds primarily to reconstruct and rehabilitate the City's infrastructure and physical assets and to make capital investments. A significant portion of such bond financing is used to reimburse the City's general fund for capital expenditures already incurred. In addition, the City issues revenue and tax anticipation notes to finance its seasonal working capital requirements. The terms and success of projected public sales of City general obligation bonds and notes will be subject to prevailing market conditions at the time of the sale, and no assurance can be given that the credit markets will absorb the projected amounts of public bond and note sales. In addition, future developments concerning the City and public discussion of such developments, the City's future financial needs and other issues may affect the market for outstanding City general obligation bonds and notes. If the City were unable to sell its general obligation bonds and notes, it would be prevented from meeting its planned operating and capital expenditures.

The City Comptroller, the staff of the Control Board, the Office of the State Deputy Comptroller for the City of New York (the "OSDC") and other agencies and public officials have issued reports and made public statements which, among other things, state that projected revenues may be less and future expenditures may be greater than those forecast in the financial plan. In addition, the Control Board and other agencies have questioned whether the City has the capacity to generate sufficient revenues in the future to meet the costs of its expenditure increases and to provide necessary services. It is reasonable to expect that such reports and statements will continue to be issued and to engender public comment.

Fiscal Years 1990, 1991 and 1992. The City achieved balanced operating results as reported in accordance with GAAP for the 1992 fiscal year. During the 1990 and 1991 fiscal years, the City implemented various actions to offset a projected budget deficit of $3.2 billion for the 1991 fiscal year, which resulted from declines in City revenue sources and increased public assistance needs due to the recession. Such actions included $822 million of tax increases and substantial expenditure reductions.

The quarterly modification to the City's financial plan submitted to the Control Board on May 7, 1992 (the "1992 Modification") projected a balanced budget in accordance with GAAP for the 1992 fiscal year after taking into account a discretionary transfer of $455 million to the 1993 fiscal year as the result of a 1992 fiscal year surplus. In order to achieve a balanced budget for the 1992 fiscal year, during the 1991 fiscal year, the City proposed various actions for the 1992 fiscal year to close a projected gap of $3.3 billion in the 1992 fiscal year.

On November 19, 1992, the City submitted to the Control Board the Financial Plan for the 1993 through 1996 fiscal years, which is a modification to a financial plan submitted to the Control Board on June 11, 1992 (the "June Financial Plan"), and which relates to the City, the Board of Education ("BOE") and the City University of New York ("CUNY"). The
1993-1996 Financial Plan projects revenues and expenditures of $29.9 billion each for the 1993 fiscal year balanced in accordance with GAAP.

During the 1992 fiscal year, the City proposed various actions to close a previously projected gap of approximately $1.2 billion for the 1993 fiscal year. The gap-closing actions for the 1993 fiscal year proposed during the 1992 fiscal year and outlined in the City's June Financial Plan included $489 million of discretionary transfers from the 1992 fiscal year. The 1993-1996 City Financial Plan includes additional gap-closing actions to offset an additional potential $81 million budget gap.

The 1993-1996 Financial Plan also sets forth projections and outlines a proposed gap-closing program for the 1994 through 1996 fiscal years to close projected budget gaps of $1.7 billion, $2.0 billion and $2.6 billion, respectively, in the 1994 through 1996 fiscal years. On February 9, 1993, the City issued a modification to the 1993-1996 Financial Plan (the "February Modification"). The February Modification projects budget gaps for fiscal years 1994, 1995 and 1996 of $2.1 billion, $3.1 billion and $3.8 billion, respectively.

Various actions proposed in the 1993-1996 Financial Plan are subject to approval by the Governor and approval by the State Legislature, and the proposed increase in Federal aid is subject to approval by Congress and the President. The State Legislature has in the past failed to approve certain proposals similar to those that the 1993-1996 Financial Plan assumes will be approved by the State Legislature during the 1993 fiscal year. If these actions cannot be implemented, the City will be required to take other actions to decrease expenditures or increase revenues to maintain a balanced financial plan.

On March 9, 1993, OSDC issued a report on the February Modification. The report expressed concern that the budget gaps projected for fiscal years 1994 through 1996 are the largest the City has faced at this point in the financial planning cycle in at least a decade, and concluded that the February Modification represented a step backward in the City's efforts to bring recurring revenues into line with recurring expenditures.

The City is a defendant in a significant number of lawsuits. Such litigation includes, but is not limited to, actions commenced and claims asserted against the City arising out of alleged constitutional violations, torts, breaches of contracts, and other violations of law and condemnation proceedings. While the ultimate outcome and fiscal impact, if any, on the proceedings and claims are not currently predictable, adverse determinations in certain of them might have a material adverse effect upon the City's ability to carry out its financial plan. As of June 30, 1992, legal claims in excess of $341 billion were outstanding against the City for which the City estimated its potential future liability to be $2.3 billion.

As of the date of this prospectus, Moody's rating of the City's general obligation bonds stood at Baa1 and S&P's rating stood at A-. On February 11, 1991, Moody's had lowered its rating from A.

On March 30, 1993, in confirming its Baa1 rating, Moody's noted that:

The financial plan for fiscal year 1994 and beyond shows an ongoing imbalance between the City's expenditures and revenues. The key indication of this structural imbalance is not necessarily the presence of sizable out-year budget gaps, but the recurring use of one-shot actions to close gaps. One-shots constitute a significant share of the proposed gap-closing program for fiscal year 1994, and they represent an even larger share of those measures which the City seems reasonably certain to attain. Several major elements of the program, including certain state actions, federal counter cyclical aid and part of the city's tax package, remain uncertain. However, the gap closing plan may be substantially altered when the executive budget is offered later this spring.

On March 30, 1993, S&P affirmed its A- rating with a negative outlook, stating that:

The City's key credit factors are marked by a high and growing debt burden, and taxation levels that are relatively high, but stable. The City's economy is broad-based and diverse, but currently is in prolonged recession, with slow growth prospects for the foreseeable future.

The rating outlook is negative, reflecting the continued fiscal pressure facing the City, driven by continued weakness in the local economy, rising spending pressures for education and labor costs of city employees, and increasing costs associated with rising debt for capital construction and repair.

The current financial plan for the City assumes substantial increases in aid from national and state governments. Maintenance of the current rating, and stabilization of the rating outlook, will depend on the City's success in realizing budgetary aid from these governments, or replacing those revenues with ongoing revenue-raising measures or spending reductions under the City's control. However, increased reliance on non-recurring budget balancing measures that would support current spending, but defer budgetary gaps to future years, would be viewed by S&P as detrimental to New York City's single-'A-' rating.

Previously, Moody's had raised its rating to A in May, 1988, to Baa1 in December, 1985, to Baa in November, 1983 and to Ba1 in November, 1981. S&P had raised its rating to A- in November, 1987, to BBB+ in July, 1985 and to BBB in March, 1981.

On May 9, 1990, Moody's revised downward its rating on outstanding City revenue anticipation notes from MIG-1 to MIG-2 and rated the $900 million Notes then being sold MIG-2. On April 30, 1991 Moody's confirmed its MIG-2 rating for the outstanding revenue anticipation notes and for the $1.25 billion in notes then being sold. On April 29, 1991, S&P revised downward its rating on City revenue anticipation notes from SP-1 to SP-2.

As of December 31, 1992, the City and MAC had, respectively, $20.3 billion and $4.7 billion of outstanding net long-term indebtedness.

Certain Agencies of the State have faced substantial financial difficulties which could adversely affect the ability of such Agencies to make payments of interest on, and principal amounts of, their respective bonds. The difficulties have in certain instances caused the State (under so-called " moral obligation" provisions which are non-binding statutory provisions for State appropriations to maintain various debt service reserve funds) to appropriate funds on behalf of the Agencies. Moreover, it is expected that the problems faced by these Agencies will continue and will require increasing amounts of State assistance in future years. Failure of the State to appropriate necessary amounts or to take other action to permit those Agencies having financial difficulties to meet their obligations could result in a default by one or more of the Agencies. Such default, if it were to occur, would be likely to have a significant adverse effect on investor confidence in, and therefore the market price of, obligations of the defaulting Agencies. In addition, any default in payment on any general obligation of any Agency whose bonds contain a moral obligation provision could constitute a failure of certain conditions that must be satisfied in connection with Federal guarantees of City and MAC obligations and could thus jeopardize the City's long-term financing plans.

As of September 30, 1992, the State reported that there were eighteen Agencies that each had outstanding debt of $100 million or more. These eighteen Agencies had an aggregate of $62.2 billion of outstanding debt, including refunding bonds, of which the State was obligated under lease-purchase, contractual obligation or moral obligation provisions on $25.3 billion.

The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings and other alleged violations of State and Federal laws. Included in the State's outstanding litigation are a number of cases challenging the constitutionality or the adequacy and effectiveness of a variety of significant social welfare programs primarily involving the State's mental hygiene programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care which could require substantial increased financing of the litigated programs in the future.

The State is also engaged in a variety of claims wherein significant monetary damages are sought. Actions commenced by several Indian nations claim that significant amounts of land were unconstitutionally taken from the Indians in violation of various treaties and agreements during the eighteenth and nineteenth centuries. The claimants seek recovery of approximately six million acres of land as well as compensatory and punitive damages.

The U.S. Supreme Court on March 30, 1993 referred to a Special Master for determination of damages in an action by the State of Delaware to recover certain unclaimed dividends, interest and other distributions made by issuers of securities held by New York based-brokers incorporated in Delaware. (State of Delaware v. State of New York.) The State had taken such unclaimed property under its Abandoned Property Law. The State expects that it may pay a significant amount in damages during fiscal year 1993-94 but it has indicated that it has sufficient funds on hand to pay any such award, including funds held in contingency reserves. The State's 1993-94 Financial Plan includes the establishment of a $100 million contingency reserve fund which would be available to fund such an award which some reports have estimated at $100-$800 million.

In Schulz v. State of New York, commenced May 24, 1993 ("Schulz 1993"
), petitioners have challenged the constitutionality of mass transportation bonding programs of the New York State Thruway Authority and the Metropolitan Transportation Authority. On May 24, 1993, the Supreme Court, Albany County, temporarily enjoined the State from implementing those bonding programs. In previous actions Mr. Schulz and others have challenged on similar grounds bonding programs for the New York State Urban Development Corporation and the New York Local Government Assistance Corporation. While there have been no decisions on the merits in such previous actions, by an opinion dated May 11, 1993, the New York Court of Appeals held in a proceeding commenced on April 29, 1991 in the Supreme Court, Albany County (Schulz v. State of New York), that petitioners had standing as voters under the State Constitution to bring such action.

Petitioners in Schulz 1993 have asserted that issuance of bonds by the two Authorities is subject to approval by statewide referendum. At this time there can be no forecast of the likelihood of success on the merits by the petitioners, but a decision upholding this constitutional challenge could restrict and limit the ability of the State and its instrumentalities to borrow funds in the future. The State has not indicated that the temporary injunction issued by the Supreme Court in this action will have any immediate impact on its financial condition or interfere with projects requiring immediate action.

Adverse developments in the foregoing proceedings or new proceedings could adversely affect the financial condition of the State in the future.

Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance. Both the Revised 1992-1993 State Financial Plan and the recommended 1993-94 State Financial Plan includes a significant reduction in State aid to localities in such programs as revenue sharing and aid to education from projected base-line growth in such programs. It is expected that such reductions will result in the need for localities to reduce their spending or increase their revenues. The potential impact on the State of such actions by localities is not included in projections of State receipts and expenditures in the State's 1993-94 fiscal year.

Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board for the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the Governor or the State Legislature to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

Municipalities and school districts have engaged in substantial short-term and long-term borrowings. In 1991, the total indebtedness of all localities in the State was approximately $31.6 billion, of which $16.8 billion was debt of New York City (excluding $6.7 billion in MAC debt). State law requires the Comptroller to review and make recommendations concerning the budgets of those local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for state financing at the close of their fiscal year ending in 1991. In 1992, an unusually large number of local government units requested authorization for deficit financings. According to the Comptroller, ten local government units have been authorized to issue deficit financing in the aggregate amount of $131.1 million.

Certain proposed Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Agencies were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State, including notes or bonds in the New York IM-IT Intermediate Laddered Maturity Trust, could be adversely affected. Localities also face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. The longer-range potential problems of declining urban population, increasing expenditures, and other economic trends could adversely affect localities and require increasing State assistance in the future.

Tax Status. For a discussion of the Federal tax status of income earned on New York IM-IT Intermediate Laddered Maturity Trust Units, see "Other
Matters--Federal Tax Status".

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing New York law:

The New York IM-IT Intermediate Laddered Maturity Trust is not an association taxable as a corporation and the income of the New York IM-IT Intermediate Laddered Maturity Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York. Individuals who reside in New York State or City will not be subject to State and City tax on interest income which is exempt from Federal income tax under section 103 of the Internal Revenue Code of 1986 and derived from obligations of New York State or a political subdivision thereof, although they will be subject to New York State and City tax with respect to any gains realized when such obligations are sold, redeemed or paid at maturity or when any such Units are sold or redeemed.



                                                                                         Semi-
Per Unit Information:                                                       Monthly      Annual
Calculation of Estimated Net Annual Unit Income <F1>:
 Estimated Annual Interest Income per Unit................................. $     43.57  $    43.57
 Less: Estimated Annual Expense per Unit <F2>.............................. $      2.23  $     1.77
 Less: Annual Premium on Portfolio Insurance per Unit......................          --          --
 Estimated Net Annual Interest Income per Unit............................. $     41.34  $    41.80
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit............................. $     41.34  $    41.80
 Divided by 12 and 2, respectively......................................... $      3.45  $    20.90
Estimated Daily Rate of Net Interest Accrual per Unit...................... $    .11484  $   .11612
Estimated Current Return Based on Public Offering Price <F1><F3><F4><F5>...        4.07%       4.11%
Estimated Long-Term Return <F3><F4><F5>....................................        3.85%       3.90%
Estimated Initial Monthly Distribution (January 1996)...................... $      1.49
Estimated Initial Semi-annual Distribution (May 1996)......................              $    15.44
Estimated Normal Distribution per Unit <F5>................................ $      3.45  $    20.90


Trustee's Annual Fee <F1>...... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                New York IM-IT Intermediate Laddered Maturity Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--May and November commencing January 15, 1996

<F1>During the first year the Trustee will reduce its fee by approximately $.07 per Unit (which amount is the estimated interest to be earned per Unit prior to the expected delivery dates for the "when, as and if issued" Bonds included in this Trust). Should such estimated interest exceed such amount, the Trustee will reduce its fee up to its annual fee. After the first year, the Trustee's fee will be that amount indicated above. Estimated Annual Interest Income per Unit will be increased to $43.64. Estimated Annual Expense per Unit (excluding insurance) will be increased to $2.30 and $1.84 under the monthly and semi-annual distribution plans, respectively; and Estimated Net Annual Interest Income per Unit will remain the same as shown. See
"Estimated Current Returns and Estimated Long-Term Returns."

<F2>Excluding insurance costs. The Estimated Annual Expenses are expected to fluctuate periodically (see "Trust Administration--Fund Administration and Expenses--Miscellaneous Expenses").

<F3>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F4>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F5>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





NEW YORK INTERMEDIATE LADDERED MATURITY SERIES 17
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                               Offering
                                                                                                               Price To
                                                                                                               New York
                                                                                                               IM-IT
                                                                                                               Intermediate
                                                                                                               Laddered
Aggregate     Name of Issuer, Title, Interest Rate and Maturity Date of either                 Redemption      Maturity
              Bonds Deposited or Bonds Contracted for<F1><F5>                   Rating<F2>     Feature<F3>     Trust<F4>
$    500,000  Dormitory Authority of the State of New York, City University
              System Consolidated Revenue Bonds, Series 1995B   (AMBAC
              Indemnity Insured)   #4.40% Due 7/1/2000.........................           AAA                  $     501,010
     100,000  Metropolitan Transit Authority, New York, Transportation
              Facilities Revenue Refunding Bonds, Series M (AMBAC   Indemnity
              Insured)   #4.50% Due 7/1/2000...................................           AAA                        100,612
     600,000  Dormitory Authority of the State of New York, Ellis Hospital,
              FHA-Insured Mortgage Hospital Revenue Bonds, Series 1995 (MBIA              AAA                        501,110
              Insured)   #500M-4.50% Due 2/1/2001  #100M-4.60% Due 2/1/2002....           AAA                        100,260
     100,000  Dormitory Authority of the State of New York, City University
              System, Consolidated Third General Resolution Revenue Bonds,
              Series 1995-1 (AMBAC Indemnity Insured)   #4.50% Due 7/1/2001....           AAA                        100,241
     150,000  County of Nassau, New York, General Obligation Refunding Bonds,
              Serial General Improvement Refunding Bonds,   Series 1993H (MBIA
              Insured)   #4.75% Due 6/15/2002..................................           AAA                        151,674
     550,000  Dormitory Authority of the State of New York, The Devereux
              Foundation, Insured Revenue Bonds, Series 1995   (MBIA                      AAA                         99,717
              Insured)**   #100M-4.50% Due 7/1/2002  #450M-4.70% Due 7/1/2004..           AAA                        448,421
     400,000  Dormitory Authority of the State of New York, Long Beach Medical
              Center, FHA-Insured Mortgage Hospital Revenue Bonds, Series 1995
              (MBIA Insured)   #250M-4.60% Due 8/1/2002  150M-5.00% Due                   AAA                        250,695
              2/1/2004.........................................................           AAA                        152,494
     600,000  Suffolk County Industrial Development Agency (Suffolk County,
              New York) Southwest Sewer System Revenue Bonds,   Series 1994
              (FGIC Insured)   #4.60% Due 2/1/2003.............................           AAA                        598,158
     150,000  Puerto Rico Public Buildings Authority, Public Education and
              Health Facilities Refunding Bonds, Series 1989-I   (FGIC
              Insured)   #0.00% Due 7/1/2004...................................           AAA                         99,600 <F6>
$   3,150,000                                                                                                  $   3,103,992

All of the Bonds in the portfolio are insured by one of the Preinsured Bond Insurers as indicated in the Bond name. See "Unitholder
Explanations--Insurance on the Bonds in the Insured Trusts".

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






MARYLAND QUALITY TRUST

General. The Maryland Quality Trust consists of 9 issues of Securities. One of the Bonds in the Maryland Quality Trust is a general obligation of the governmental entity issuing it and is backed by the taxing power thereof. The remaining issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Maryland Quality Trust) as follows: Health Care, 3 (32%); Water and Sewer, 2 (21%); Public Building, 1 (20%); Retail Electric/Gas, 1 (13%); General Obligations, 1 (10%) and Transportation, 1 (4%). No Bond issue has received a provisional rating.

Risk Factors. The public indebtedness of the State of Maryland, its instrumentalities and its local governments is divided into three basic types. The State, and the counties and municipalities of the State, issue general obligation bonds for capital improvements and for various projects to the payment of which an ad valorem property tax is exclusively pledged.

Certain authorities of the State and certain local governments issue obligations payable solely from specific non-tax, enterprise fund revenues and for which the issuer has no liability and has given no moral obligation assurance. The principal of and interest on bonds issued by these bodies are payable solely from various sources, principally fees generated from use of the facilities or enterprises financed by the bonds.

The special authorities of the State and local government entities have outstanding bonds backed exclusively by revenues derived from projects and facilities financed by the bond issue. The holders of these bonds have no claim against the general credit of the State or any governmental unit for the payment of those bonds.

There is no general debt limit imposed on the State of Maryland by the State Constitution or public general laws, but a special committee created by statute annually makes an estimate of the maximum amount of new general obligation debt that the State may prudently authorize.

There can be no assurance that particular bond issues may not be adversely affected by changes in State or local economic or political conditions. Investors are, therefore, advised to study with care the Portfolio for the Maryland Quality Trust appearing elsewhere in this Prospectus and consult their own investment advisers as to the merits of particular issues in that Portfolio.

Tax Status. For a discussion of the Federal tax status of income earned on Maryland Quality Trust Units, see "Other Matters-Federal Tax Status".

In the opinion of Weinberg and Green, special counsel to the Fund for Maryland tax matters, under existing Maryland income tax law applicable to taxpayers whose income is subject to Maryland income taxation:

(1)For Maryland State and local income tax purposes, the Maryland Quality Trust will not be recognized as an association taxable as a corporation, but rather as a fiduciary whose income will not be subject to Maryland State and local income taxation.

(2)To the extent that interest derived from the Maryland Quality Trust by a Unitholder with respect to the obligations of the State of Maryland and its political subdivisions is excludable from Federal gross income, such interest will not be subject to Maryland State or local income taxes. Interest paid to a "financial institution" will be subject to the Maryland State franchise tax on financial institutions.

(3)In the case of taxpayers who are individuals, Maryland presently imposes an income tax on items of tax preference with reference to such items as defined in the Internal Revenue Code, as amended from time to time, for purposes of calculating the federal alternative minimum tax. Interest paid on certain private activity bonds constitutes a tax preference item for the purpose of calculating the federal alternative minimum tax. Accordingly, if the Maryland Quality Trust holds such bonds, 50% of the interest on such bonds in excess of a threshold amount is taxable in Maryland.

(4)Capital gain, including gain realized by a Unitholder from the redemption, sale or other disposition of a Unit, will be included in the Maryland taxable base of Unitholders for Maryland State and local income taxation purposes. However, Maryland defines the taxable net income of individuals as Federal adjusted gross income with certain modifications. Likewise, the Maryland taxable net income of corporations is Federal taxable income with certain modifications. There is available to Maryland income taxpayers a modification which allows those taxpayers to subtract from the Maryland taxable base the gain included in Federal adjusted gross income or Federal taxable income, as the case may be, which is realized from the disposition of Securities by the Maryland Quality Trust. Consequently, by making that modification, a Unitholder who is entitled to make the subtraction modification will not be subject to Maryland State or local income tax with respect to gain realized upon the disposition of Securities by the Maryland Quality Trust. Profit realized by a "financial institution" from the sale or exchange of Bonds will be subject to the Maryland Franchise Tax.

These opinions relate only to the treatment of the Maryland Quality Trust and the Units under the Maryland State and local income tax laws and Maryland franchise tax laws. Unitholders should consult tax counsel as to other Maryland tax consequences not specifically considered in these opinions. For example, no opinion is expressed as to the treatment of the Units under the Maryland inheritance and estate tax laws.



                                                                                     Semi-
Per Unit Information:                                                   Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     50.68  $    50.68
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.38  $     1.89
 Estimated Net Annual Interest Income per Unit......................... $     48.30  $    48.79
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     48.30  $    48.79
 Divided by 12 and 2, respectively..................................... $      4.03  $    24.40
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .13416  $   .13552
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        4.83%       4.88%
Estimated Long-Term Return <F2><F3><F4>................................        4.78%       4.83%
Estimated Initial Monthly Distribution (January 1996).................. $      1.74
Estimated Initial Semi-annual Distribution (May 1996)..................              $    18.02
Estimated Normal Distribution per Unit <F4>............................ $      4.03  $    24.40

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Maryland Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--May and November commencing January 15, 1996


<F1>The estimated annual expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".





MARYLAND INVESTORS' QUALITY TAX-EXEMPT TRUST SERIES 75
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of  December 13, 1995
                                                                                                               Offering
                                                                                                               Price To
              Name of Issuer, Title, Interest Rate and Maturity                                                Maryland
              Date of either Bonds Deposited or Bonds Contracted   Standard    Rating<F2>  Redemption          Quality
Aggregate     for<F1><F5>                                          & Poor's     Moody's    Feature<F3>         Trust<F4>
$    250,000  Maryland Water Quality Finance Administration,
              Revolving Loan Fund Refunding Revenue Bonds, Series
              1995A   #5.50% Due 9/1/2012.........................          AA         Aa  2005 @ 100          $     254,985
     315,000  City of Baltimore, Maryland (Mayor and City Council
              of Baltimore) General Obligation Consolidated
              Public Improvement Bonds, Series 1993A (AMBAC                                2003 @ 100
              Indemnity Insured)   #5.375% Due 10/15/2013.........         AAA        Aaa  2011 @ 100 S.F.           318,046
     110,000  Washington, D.C., Metropolitan Area Transportation
              Authority, Gross Revenue Transit Refunding Bonds,                            2004 @ 102
              Series 1993 (FGIC Insured)   #5.25% Due 7/1/2014....         AAA        Aaa  2011 @ 100 S.F.           109,902
      65,000  Maryland Health and Higher Educational Facilities
              Authority, Revenue Bonds (Johns Hopkins Hospital
              Issue) Series 1990   #0.00% Due 7/1/2015............         AA-         Aa                             23,672 <F6>
     600,000  Maryland Stadium Authority, Lease Revenue Bonds
              (Ocean City Convention Center Project)   Series                              2005 @ 101
              1995   #5.375%  Due 12/15/2015......................          AA         Aa  2014 @ 100 S.F.           600,324
     375,000  City of Baltimore, Maryland, Refunding Revenue
              Bonds (Wastewater Projects) Series 1994A (FGIC
              Insured)   #5.00% Due 7/1/2022......................         AAA        Aaa  2016 @ 100 S.F.           363,517
     500,000  Maryland Health and Higher Educational Facilities
              Authority, Revenue Bonds (Montgomery General
              Hospital Issue) Series 1993   (Connie Lee Insured)                           2003 @ 100
               #5.00% Due 7/1/2023................................         AAA          A  2019 @ 100 S.F.           474,485
     400,000  Maryland Health and Higher Educational Facilities
              Authority, Project and Refunding Revenue Bonds
              (Peninsula Regional Medical Center Issue)   Series                           2003 @ 102
              1993   #5.00%  Due 7/1/2023.........................           A          A  2013 @ 100 S.F.           373,784
     405,000  Anne Arundel County, Maryland, Pollution Control
              Revenue Refunding Bonds (Baltimore Gas and Electric
              Company Project) Series 1994   #6.00% Due 4/1/2024..           A         A2  2004 @ 102                422,739
$   3,020,000                                                                                                  $   2,941,454

For an explanation of the footnotes used on this page, see "Notes to Portfolios".






VIRGINIA QUALITY TRUST

General. The Virginia Quality Trust consists of 11 issues of Securities. None of the Bonds in the Virginia Quality Trust are general obligations of the governmental entities issuing them or are backed by the taxing power thereof. All of the issues are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. These issues are divided by purpose of issues (and percentage of principal amount to total Virginia Quality Trust) as follows: Industrial Revenue, 2 (33%); Water and Sewer, 4 (29%); Health Care, 2 (16%); Public Building, 1 (16%); Multi-Family Mortgage Revenue, 1 (3%) and Single Family Mortgage Revenue, 1 (3%). No Bond issue has received a provisional rating.

Risk Factors. The Commonwealth's financial condition is supported by a broad-based economy, including manufacturing, tourism, agriculture, ports, mining and fisheries. Manufacturing continues to be a major source of employment, ranking behind only services, wholesale and retail trade, and government (Federal, state and local). The Federal government is a major employer in Virginia due to the heavy concentration of Federal employees in the metropolitan Washington, D.C. segment of northern Virginia and the military employment in the Hampton Roads area, which houses the nation's largest concentration of military installations, although civilian defense employment has been affected by the retrenchment of the military sector and is likely to decrease further.

Although the Commonwealth enjoyed an economic boom in the mid-1980's, the Commonwealth's economy began to slow toward the end of the decade, and went into a recession with the rest of the nation after July, 1990. Gradual recovery has continued since the recession's end in March, 1991, with the Virginia economy providing reason for restrained optimism in fiscal year 1994. Employment figures furnished more encouragement than did income data. The state unemployment rates continued to be a bright spot, dropping to 4.9 percent for fiscal year 1994, compared to 6.4 percent nationally. However, the possibility of more defense cutbacks and additional plant downsizings provided two cautionary notes. Real taxable sales have nearly reached the pre-recession level of fiscal year 1990.

The impact of national trends on the Commonwealth is clearly seen in personal income figures. While year-to-year percentage changes in the Commonwealth personal income generally parallel those at the national level, the Commonwealth figures were higher during the first half of the 1980's. The differential has narrowed since 1988. In the first quarter of 1994, the most recent available, Virginia's growth rate was 6.1 percent compared to 3.9 percent for the nation. While Virginia's real per capita personal income surpassed the national figure in 1982 and has continued to exceed it, the relative differential has been narrowing since 1989 and is now the smallest since 1985. Virginia's 1989 maximum was 106 percent of national per capita income while the 1993 figure was 104 percent. In comparison with the South Atlantic region, Virginia's real per capita income has declined from a peak of 108 percent in 1989 to 106 percent in 1993.

Virginia's nonagricultural employment figure has also mirrored the national economy. For fiscal year 1994 Virginia's nonagricultural employment rose 2.9 percent, comparable to the pre-recession rate. Total nonagricultural employment for Virginia in June 1994 was a record high. During the period 1988-1990, the Commonwealth substantially outpaced the nation in growth of nonagricultural employment, with 4.1 percent average annual growth compared to
2.8 percent nationally; however, the trend lines for both have been nearly parallel since 1990. For the period 1985-1990, the Commonwealth went ahead of the South Atlantic region, but was hit harder by the recession in 1990 and the defense adjustment. Since then, the region has outperformed the Commonwealth.

With respect to unemployment, Virginia's unemployment rate has consistently been below that of the nation. For the decade of 1980 to 1990, the differential has been two percentage points, although it decreased to below one percentage point in 1991 and 1992. For the first six months of fiscal year 1994, the Commonwealth's unemployment rate was 4.9 percent, compared to the national rate of 6.4 percent.

Employment trends in Virginia have varied from sector to sector and from region to region. Most sectors showed dramatic improvement compared to the anemic performance in fiscal year 1993. Employment grew in seven of ten categories. This past fiscal year's growth was led by a 5.4 percent employment jump in the construction sector and 5.3 percent in services. Federal civilian employment slipped 3 percent, the result of continued defense cutbacks and an effort to downsize. Once again, the greatest percent loss was in mining, which suffered a 7.7 percent drop, a 40 percent greater loss than the previous year. The service sector continued to grow and mining and manufacturing are now at lower levels than in 1980. Employment trends also varied among regions. All of the Commonwealth's metropolitan statistical areas showed increased employment from fiscal year 1993 to fiscal year 1994, ranging from 1.1 percent to 4.3 percent, with most employment increases being experienced in metropolitan areas.

Highest rates of unemployment were found in southwest Virginia where mining jobs have been lost and the lowest unemployment rates were seen in northern Virginia where much federally-related employment is concentrated. As would be expected, there was great overlap between areas of lowest unemployment and those of highest per capita income.

Virginia appears to have fully participated in the national economic recovery, which has been slow by historic standards. The State has not yet returned to pre-recession growth rates for several measures, particularly real per capita personal income. The next round of defense cutbacks and the uncertain duration of the economic recovery are continuing sources of concern. A growing diversification of the State's export base is encouraging for the long-term but will not insulate the State from vulnerability to increased competition against its major products and to economic conditions abroad.

The Commonwealth of Virginia has historically operated on a fiscally conservative basis and is required by its Constitution to have a balanced biennial budget. At the end of the June 30, 1994, fiscal year, the General Fund had an ending fund balance computed on a budgetary cash basis of $518.7 million, of which $81 million was in required reserve; Approximately $430 million thereof was designated for expenditure during the next fiscal year, leaving an undesignated, unreserved fund balance of $7.6 million, the third consecutive such undesignated fund balance. Computed on a modified accrual basis in accordance with generally accepted accounting principles, the General Fund balance at the end of the fiscal year ended June 30, 1994, was $185.3 million, compared with a General Fund balance at the end of the fiscal year ended June 30, 1993, of minus $78.8 million. This is the second year since 1989 that the General Fund, measured on a modified accrual basis, has shown a positive fund balance.

As of June 30, 1994, total debt of the Commonwealth aggregated $8.4 billion. Of that amount, $2.5 billion was tax-supported. Outstanding general obligation debt backed by the full faith and credit of the Commonwealth was $792 million at June 30, 1994. Of that amount, $500 million was also secured by revenue producing capital projects.

The Virginia Constitution contains limits on the amount of general obligation bonds which the Commonwealth can issue. These limits are substantially in excess of current levels of outstanding bonds, and at June 30, 1994 would permit an additional total of approximately $5.6 billion of bonds secured by revenue-producing projects and approximately $5.8 billion of unsecured general obligation bonds, with not more than approximately $921 million of the latter to be issued in any four-year period. Bonds which are not secured by revenue-producing projects must be approved in a state-wide election.

The Commonwealth of Virginia maintains a "triple A" rating from Standard & Poor's, Moody's and Fitch Investors Service on its general obligation indebtedness, reflecting in part its sound fiscal management, diversified economic base and low debt ratios. There can be no assurance that these conditions will continue. Nor are these same conditions necessarily applicable to securities which are not general obligations of the Commonwealth. Securities issued by specific municipalities, governmental authorities or similar issuers may be subject to economic risks or uncertainties peculiar to the issuers of such securities or the sources from which they are to be paid.

Tax Status. For a discussion of the Federal tax status of income earned on Virginia Quality Trust Units see "Other Matters--Federal Tax Status".

The assets of the Trust will consist of interest-bearing obligations issued by or on behalf of the Commonwealth of Virginia ("Virginia") or counties, municipalities, authorities or political subdivisions thereof (the "
Bonds").

Neither the Sponsor nor its counsel have independently examined the Bonds to be deposited in and held in the Trust. However, although no opinion is expressed herein regarding such matters, it is assumed that: (i) the Bonds were validly issued, (ii) the interest thereon is excludible from gross income for federal income tax purposes and (iii) the interest thereon is exempt from income tax imposed by Virginia that is applicable to individuals and corporations (the "Virginia Income Tax"). The opinion set forth below does not address the taxation of persons other than full time residents of Virginia.

In the opinion of Chapman and Cutler, special counsel to the Fund for Virginia tax matters, under existing law as of the date of this prospectus and based upon the assumptions set forth above:

The Virginia Quality Trust is not an association taxable as a corporation for purposes of the Virginia Income Tax and each Unitholder of the Trust will be treated as the owner of a pro rata portion of each of the assets held by the Trust and the income of such portion of the Virginia Quality Trust will be treated as income of the Unitholder for purposes of the Virginia Income Tax.

Income on the Bonds which is exempt from Virginia Income Tax when received by the Virginia Quality Trust, and which would be exempt from Virginia Income Tax if received directly by a Unitholder, will retain its status as exempt from such tax when received by the Trust and distributed to such Unitholder.

Each Unitholder will recognize gain or loss for purposes of the Virginia Income Tax if the Trustee disposes of a bond (whether by redemption, sale or otherwise) or if the Unitholder redeems or sells Units of the Trust to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes, except as described in this paragraph. Virginia has by law provided that all income from certain tax-exempt obligations issued under the laws of Virginia, including any profits made from the sale of such Bonds, shall be exempt from all taxation by Virginia. Although we express no opinion, the Virginia Department of Taxation has indicated that the gain on the sale of such tax-exempt obligations, recognized for federal income tax purposes, would not be subject to Virginia income taxation. Accordingly, any such gain relating to the disposition of any Bond that would not be subject to Virginia Income Tax if the Bond was held directly by a Unitholder will retain its tax-exempt status for purposes of the Virginia Income Tax when the Bond is disposed of by the Virginia Quality Trust or when the Unitholder is deemed to have disposed of his pro rata portion of such Bond upon the disposition of his Unit, provided that such gain can be determined with reasonable certainty and substantiated.

The Virginia Income Tax does not permit a deduction of interest paid on indebtedness incurred or continued to purchase or carry Units in the Virginia Quality Trust to the extent that interest income related to the ownership of Units is exempt from the Virginia Income Tax.

In the case of Unitholders subject to the Virginia Bank Franchise Tax, the income derived by such a Unitholder from his pro rata portion of the Bonds held by the Virginia Quality Trust may affect the determination of such Unitholder's Bank Franchise Tax. Prospective investors subject to the Virginia Bank Franchise Tax should consult their tax advisors. Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of Virginia law. Ownership of the Units may result in collateral Virginia tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.




                                                                                     Semi-
Per Unit Information:                                                   Monthly      Annual
Calculation of Estimated Net Annual Unit Income:
 Estimated Annual Interest Income per Unit............................. $     52.79  $    52.79
 Less: Estimated Annual Expense per Unit <F1>.......................... $      2.36  $     1.90
 Estimated Net Annual Interest Income per Unit......................... $     50.43  $    50.89
Calculation of Estimated Interest Earnings per Unit:
 Estimated Net Annual Interest Income per Unit......................... $     50.43  $    50.89
 Divided by 12 and 2, respectively..................................... $      4.20  $    25.45
Estimated Daily Rate of Net Interest Accrual per Unit.................. $    .14006  $   .14134
Estimated Current Return Based on Public Offering Price <F2><F3><F4>...        5.04%       5.09%
Estimated Long-Term Return <F2><F3><F4>................................        5.02%       5.06%
Estimated Initial Monthly Distribution (January 1996).................. $      1.82
Estimated Initial Semi-annual Distribution (May 1996)..................              $    18.80
Estimated Normal Distribution per Unit <F4>............................ $      4.20  $    25.45

Trustee's Annual Fee........... $.91 and $.51 per $1,000 principal amount of Bonds, respectively, for those portions of the
                                Virginia Quality Trust under the monthly and semi-annual distribution plans
Record and Computation Dates... FIRST day of the month as follows: monthly--each month; semi-annual--May and November
Distribution Dates............. FIFTEENTH day of the month as follows: monthly--each month; semi-annual--
                                May and November commencing January 15, 1996


<F1>The Estimated Annual Expenses are expected to fluctuate periodically (see "
Trust Administration--Fund Administration and Expenses--Miscellaneous
Expenses").

<F2>The Estimated Current Returns and Estimated Long-Term Returns are increased for transactions entitled to a reduced sales charge. See "Unitholder Explanations--Public Offering--General".

<F3>The Estimated Current Returns are calculated by dividing the Estimated Net
Annual Interest Income per Unit by the Public Offering Price. The Estimated Net Annual Interest Income per Unit will vary with changes in fees and expenses of the Trustee and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements of all of the Securities in the Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of the Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Return reflects the estimated date and amount of principal returned while the Estimated Current Return calculation includes only net annual interest income and Public Offering Price.

<F4>These figures are based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows for this Series are set forth under "Estimated Cash Flows to Unitholders".







VIRGINIA INVESTORS' QUALITY TAX-EXEMPT TRUST SERIES 68
(IM-IT AND QUALITY MULTI-SERIES 264)
PORTFOLIO As of December 13, 1995
                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Virginia
              Name of Issuer, Title, Interest Rate and Maturity Date of  Standard     Rating<F2> Redemption          Quality
Aggregate     either Bonds Deposited or Bonds Contracted for<F1><F5>     & Poor's     Moody's    Feature<F3>         Trust<F4>
$    500,000  City of Hampton, Virginia, Museum Revenue Refunding                                2004 @ 102
              Bonds, Series 1994   #5.25% Due 1/1/2014..................          A-        N/R  2010 @ 100 S.F.     $     482,790
     150,000  Augusta County Service Authority (Virginia) Water and
              Sewer System Revenue Bonds,   Series 1994 (MBIA Insured)                           2009 @ 100
               #5.125% Due 11/1/2014....................................         AAA        Aaa  2010 @ 100 S.F.           145,895
     450,000  Rivanna Water and Sewer Authority (Virginia) Regional
              Water and Sewer System Revenue Refunding Bonds, Series                             2003 @ 101.5
              1993   #4.80% Due 10/1/2015...............................          A+         Aa  2014 @ 100 S.F.           417,055
     150,000  Industrial Development Authority of the City of Hampton,
              Virginia, Hospital Revenue and Refunding Bonds (Sentara
              General Hospital Issue) Series 1994A   #5.125% Due                                 2004 @ 102
              11/1/2016.................................................         N/R          A  2013 @ 100 S.F.           141,156
     500,000  Prince William County, Virginia, Industrial Development
              Authority, Hospital Revenue Refunding Bonds (Prince                                2003 @ 102
              William Hospital Issue) Series 1993   #5.25% Due 4/1/2019.         N/R          A  2013 @ 100 S.F.           473,640
     350,000  Loudoun County, Virginia, Industrial Development
              Authority, Hospital Revenue Bonds (Loudoun Hospital
              Center Issue) Series 1995   (FSA Insured)   #5.80% Due                             2005 @ 102
              6/1/2020..................................................         AAA        Aaa  2011 @ 100 S.F.           356,125
      80,000  Virginia Housing Development Authority, Commonwealth                               2003 @ 102
              Mortgage Bonds,   Series 1993H   5.25% Due 7/1/2023.......         AA+        Aa1  2017 @ 100 S.F.            76,490
     150,000  City of Norfolk, Virginia, Water Revenue Bonds, Series                             2003 @ 102
              1993 (AMBAC Indemnity Insured)   #5.375% Due 11/1/2023....         AAA        Aaa  2014 @ 100 S.F.           149,136
     500,000  Industrial Development Authority of the City of Richmond,
              Virginia, Elderly Residential Facility Mortgage Revenue
              Refunding Bonds (Beaufont Towers II-FHA Insured Project)                           2005 @ 103
              Series 1995   6.15% Due 6/1/2025..........................         AAA        N/R  2016 @ 100 S.F.           509,170

                                                                                                                     Offering
                                                                                                                     Price To
                                                                                                                     Virginia
              Name of Issuer, Title, Interest Rate and Maturity Date of  Standard     Rating<F2> Redemption          Quality
Aggregate     either Bonds Deposited or Bonds Contracted for<F1><F5>     & Poor's     Moody's    Feature<F3>         Trust<F4>
$    130,000  Virginia Resources Authority, Water and Sewer System
              Revenue Bonds, Series 1995A (Sussex County Project)                                2005 @ 102
              #5.60% Due 10/1/2025......................................          AA        N/R  2011 @ 100 S.F.     $     130,650
      80,000  Virginia Housing Development Authority, Commonwealth
              Mortgage Bonds, Series 1993H (AMBAC Indemnity Insured)                             2003 @ 102
              #5.25% Due 7/1/2027.......................................         AAA        Aaa  2024 @ 100 S.F.            77,417
$   3,040,000                                                                                                        $   2,959,524

For an explanation of the footnotes used on this page, see "Notes to Portfolios".





As of the Date of Deposit: December 13, 1995

(1)All Securities are represented by "regular way" or "when issued" contracts for the performance of which an irrevocable letter of credit, obtained from an affiliate of the Trustee, has been deposited with the Trustee. At the Date of Deposit, Securities may have been delivered to the Sponsor pursuant to certain of these contracts; the Sponsor has assigned to the Trustee all of its right, title and interest in and to such Securities. Contracts to acquire Securities were entered into during the period from November 1,1995 to December 12,1995. These Securities have expected settlement dates ranging from December 13,1995 to January 9,1996 (see "Unitholder Explanations").

(2)All ratings are by Standard & Poor's unless otherwise indicated. "*" indicates that the rating of the Bond is by Moody's Investors Service, Inc.
The ratings represent the latest published ratings by the respective ratings agency or, if not published, represent private letter ratings or those ratings expected to be published by the respective ratings agency. "Y" indicates that such rating is contingent upon physical receipt by the respective ratings agency of a policy of insurance obtained by the issuer of the bonds involved and issued by the Preinsured Bond Insurer named in the bond's title. A commitment for insurance in connection with these bonds has been issued by the Preinsured Bond Insurer named in the bond's title. "
N/R" indicates that the applicable rating service did not provide a rating for that particular Security. For a brief description of the rating symbols and their related meanings, see "Other Matters--Description of Securities Ratings".

(3)There is shown under this heading the year in which each issue of Bonds is initially or currently callable and the call price for that year. Each issue of Bonds continues to be callable at declining prices thereafter (but not below par value) except for original issue discount bonds which are redeemable at prices based on the issue price plus the amount of original issue discount accreted to redemption date plus, if applicable, some premium, the amount of which will decline in subsequent years. "S.F." indicates a sinking fund is established with respect to an issue of Bonds. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed bonds have an offering side valuation which represents a premium over par. Certain Bonds may be subject to redemption without premium prior to the date shown pursuant to extraordinary optional or mandatory redemptions if certain events occur. Single family mortgage revenue bonds and housing authority bonds are most likely to be called subject to such provisions, but other bonds may have similar call features. Notwithstanding any provisions to the contrary, certain bond issuers have in the past and others may in the future attempt to redeem Bonds prior to their initially scheduled call dates and at prices which do not include any premiums. For a general discussion of certain of these events, see " Unitholder Explanations--Bond Redemptions". To the extent that the Securities were deposited in a Trust at a price higher than the price at which they are redeemed, this will represent a loss of capital when compared with the original Public Offering Price of the Units. Conversely, to the extent that the Bonds were acquired at a price lower than the redemption price, this will represent an increase in capital when compared with the original Public Offering Price of the Units. Distributions will generally be reduced by the amount of the income which would otherwise have been paid with respect to redeemed Securities and there will be distributed to Unitholders the principal amount and any premium received on such redemption. The Estimated Current Return and Estimated Long-Term Return in this event may be affected by such redemptions. For the Federal tax effect on Unitholders of such redemptions and resultant distributions, see paragraph (2) under "Other Matters--Federal
Tax Status".

(4)Evaluation of Securities is made on the basis of current offering prices for the Securities. The offering prices are greater than the current bid prices of the Securities which is the basis on which Unit value is determined for purposes of redemption of Units (see "Unitholder Explanations--Public Offering--Offering Price").

(5)Other information regarding the Bonds in each Trust, as of the Date of Deposit, is as follows:



                                                                                    Annual
                                                                         Profit     Interest    Bid Side
Trust                                            Annual    Cost to       (Loss) to  Income to   Evaluation
                                                 Insurance Sponsor       Sponsor    Trust       of  Bonds
IM-IT........................................... $     563 $   8,582,079 $   54,937 $   474,290 $   8,571,411
IM-IT Intermediate.............................. $      -- $   4,892,726 $   21,544 $   232,096 $   4,876,756
California IM-IT................................ $      -- $   2,868,771 $   15,629 $   156,863 $   2,862,335
Connecticut IM-IT............................... $     110 $   2,910,991 $   51,389 $   155,525 $   2,939,894
Georgia IM-IT................................... $     803 $   2,960,201 $   40,217 $   158,725 $   2,977,863
Michigan IM-IT.................................. $      -- $   2,921,522 $   14,229 $   159,694 $   2,913,626
New York IM-IT Intermediate Laddered Maturity... $      -- $   3,088,472 $   15,520 $   137,475 $   3,081,438
Maryland Quality................................ $      -- $   2,909,560 $   31,894 $   156,756 $   2,919,051
Virginia Quality................................ $      -- $   2,910,818 $   48,706 $   164,268 $   2,936,732




The Sponsor may have entered into contracts which hedge interest rate fluctuations on certain Bonds in certain Portfolios. The cost of any such contracts and the corresponding gain or loss is included in the Cost to Sponsor. Certain Securities in the Fund, if any, marked by a double asterisk (**), have been purchased on a "when, as and if issued" or " delayed delivery" basis. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of delivery. Delivery is expected to take place at various dates after the First Settlement Date as follows:



                                                 Percent of
Trust                                            Aggregate Principal    Range of Days Subsequent
                                                 Amount                 to First Settlement Date
IM-IT...........................................              74%                 1 to 21 days
IM-IT Intermediate..............................              68%                 1 to 21 days
California IM-IT................................              17%                        1 day
Connecticut IM-IT...............................               --                           --
Georgia IM-IT...................................               3%                        1 day
Michigan IM-IT..................................               --                           --
New York IM-IT Intermediate Laddered Maturity...              17%                       3 days
Maryland Quality................................               --                           --
Virginia Quality................................               --                           --




On the Date of Deposit, the offering side evaluations of the Securities in the IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland
Quality and Virginia Quality Trusts were higher than the bid side evaluations of such Securities by 0.73%, 0.75%, 0.74%, 0.74%, 0.73%, 0.73%, 0.72%, 0.74%
and 0.75%, respectively, of the aggregate principal amounts of such Securities.

"#" indicates that such Bond was issued at an original issue discount.
The tax effect of Bonds issued at an original issue discount is described in "Other Matters--Federal Tax Status".

(6)This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. To the extent that zero coupon bonds are sold or called prior to maturity, there is no guarantee that the value of the proceeds received therefrom by the Trust will equal or exceed the par value that would have been obtained at maturity of such zero coupon bonds. Approximately 4%, 5%, 3%, 4%, 4%, 5%, 5% and 2% of the aggregate principal amount of the Securities in the IM-IT, IM-IT Intermediate Trust, California IM-IT Trust, Connecticut IM-IT Trust, Georgia IM-IT Trust, Michigan IM-IT Trust, New York IM-IT Intermediate Laddered Maturity Trust and Maryland Quality Trust, respectively, are "zero coupon" bonds.




Underwriting. The Underwriters named below have severally purchased Units in the following respective amounts from the Sponsor.



Name                                                                                                                 IM-IT
                                            Address                                                                  Units
Van Kampen American Capital Dist., Inc.     One Parkview Plaza, Oakbrook Terrace, Illinois 60181                    4,432
A.G. Edwards & Sons, Inc.                   One North Jefferson Avenue, St. Louis, Missouri 63103                   1,000
Robert W. Baird & Co. Inc.                  777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202                     600
Dean Witter Reynolds, Incorporated          2 World Trade Center, 59th Floor, New York, New York 10048                500
Fidelity Capital Markets                    164 Northern Avenue, Boston, Massachusetts 02210                          250
Edward D. Jones & Co.                       201 Progress Parkway, Maryland Heights, Missouri  63043                   250
Oppenheimer & Co., Inc.                     World Financial Center, 8th Floor, New York, New York 10281               250
Principal Financial Securities, Inc.        Fountain Place, 1445 Ross Avenue, Suite 2300, Dallas, Texas 75201         250
Stifel, Nicolaus & Company, Incorporated    500 North Broadway, St. Louis, Missouri 63102                             250
Advest, Inc.                                280 Trumbull Street, Hartford, Connecticut 06103                          100
Gruntal & Co., Incorporated                 14 Wall Street, New York, New York 10005                                  100
J.J.B. Hilliard, W.L. Lyons, Inc.           501 South Fourth Street, Louisville, Kentucky 40202                       100
William R. Hough & Company                  100 Second Avenue South, 8th Floor, St. Petersburg, Florida 33701         100
Huntleigh Securities Corporation            222 South Central, 3rd Floor, St. Louis, Missouri 63105                   100
Pershing DIV of DLJ Secs Corp.              One Pershing Plaza, 7th Floor, Jersey City, New Jersey 07399              100
Prudential Securities Inc.                  1 New York Plaza, 14th Floor, New York, New York 10292-2014               100
Raymond James & Associates, Inc.            880 Carillon Parkway, St. Petersburg, Florida 33733                       100
Roosevelt & Cross Inc.                      20 Exchange Place, New York, New York 10005                               100
Smith Barney Inc.                           388 Greenwich Street, 23rd Floor, New York, New York 10013                100
Southwest Securities Inc.                   1201 Elm Street, Suite 4300, Dallas, Texas 75270                          100
US Clearing Corp.                           26 Broadway, New York, New York 10004                                     100
B.C. Ziegler and Company                    215 North Main Street, West Bend, Wisconsin 53095                         100
                                                                                                                    9,082








                                                                                                                     IM-IT
Name                                                                                                          Intermediate
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      4,400
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Roney & Co.                                One Griswold, Detroit, Michigan 48226                                       100
                                                                                                                     5,000








Name                                                                                                            California
                                           Address                                                        IM-IT Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,033
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  250
Stephens Inc.                              111 Center Street, Little Rock, Arkansas 72201                              250
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                            100
Crowell, Weedon & Company                  One Wilshire Boulevard, Los Angeles, California 90017                       100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,033








Name                                                                                                           Connecticut
                                           Address                                                        IM-IT Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,615
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                            100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                  100
                                                                                                                     3,115








Name                                                                                                         Georgia  IM-IT
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,755
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                  100
                                                                                                                     3,155








Name                                                                                                        Michigan  IM-IT
                                           Address                                                              Trust Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,387
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
A.G. Edwards & Sons, Inc.                  One North Jefferson Avenue, St. Louis, Missouri 63103                       100
First of Michigan Corporation              100 Renaissance Center, 26th Floor, Detroit, Michigan 48243                 100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                     100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
Roney & Co.                                One Griswold, Detroit, Michigan 48226                                       100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                  100
                                                                                                                     3,087








                                                                                                           New York  IM-IT
                                                                                                              Intermediate
                                                                                                                  Laddered
Name                                                                                                         Maturity Trust
                                           Address                                                                    Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                      2,750
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                  100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                    100
Oppenheimer & Co., Inc.                    World Financial Center, 8th Floor, New York, New York 10281                 100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                 100
                                                                                                                     3,150








                                                                                                                     Maryland
Name                                                                                                             Quality Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         2,768
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              125
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                               100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
                                                                                                                        3,093








                                                                                                                     Virginia
Name                                                                                                             Quality Trust
                                           Address                                                                       Units
Van Kampen American Capital Dist., Inc.    One Parkview Plaza, Oakbrook Terrace, Illinois 60181                         2,312
Anderson & Strudwick, Inc.                 1108 East Main Street, Richmond, Virginia 23219                                100
Advest, Inc.                               280 Trumbull Street, Hartford, Connecticut 06103                               100
Dean Witter Reynolds, Incorporated         2 World Trade Center, 59th Floor, New York, New York 10048                     100
Gruntal & Co., Incorporated                14 Wall Street, New York, New York 10005                                       100
Edward D. Jones & Co.                      201 Progress Parkway, Maryland Heights, Missouri  63043                        100
Prudential Securities Inc.                 1 New York Plaza, 14th Floor, New York, New York 10292-2014                    100
Smith Barney Inc.                          388 Greenwich Street, 23rd Floor, New York, New York 10013                     100
Wheat First Butcher Singer                 River Front Plaza, 901 East Byrd Street, Richmond, Virginia 23219              100
                                                                                                                        3,112




Units may also be sold to broker-dealers and others at prices representing the per Unit concession or agency commission stated under "Trust Administration--General--Unit Distribution". However, resales of Units by such broker-dealers and others to the public will be made at the Public Offering Price described in the Prospectus. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and the right to change the amount of the concession or agency commission from time to time.

In addition to any other benefits the Underwriters may realize from the sale of the Units of the Fund, the Agreement Among Underwriters provides that the Sponsor will share on a pro rata basis among those Underwriters who underwrite at least 250 Units 50% of the aggregate gain, if any, represented by the difference between the Sponsor's cost of the Securities in connection with their acquisition and the evaluation thereof on the Date of Deposit less deductions for certain accrued interest and certain other costs. See "
Trust Administration--General--Sponsor and Underwriter Compensation" and "Portfolio" for the applicable Trust.

Underwriters and broker-dealers of the Trusts, banks and/or others are eligible to participate in a program in which such firms receive from the Sponsor a nominal award for each of their representatives who have sold a minimum number of units of unit investment trusts created by the Sponsor during a specified time period. In addition, at various times the Sponsor may implement other programs under which the sales forces of Underwriters, brokers, dealers, banks and/or others may be eligible to win other nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such Underwriters, brokers, dealers, banks and/or others that sponsor sales contests or recognition programs conforming to criteria established by the Sponsor, or participate in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such persons at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying underwriters, brokers, dealers, banks or others for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. Approximately every eighteen months the Sponsor holds a business seminar which is open to Underwriters that sell units of trusts it sponsors. The Sponsor pays substantially all costs associated with the seminar, excluding Underwriter travel costs. Each Underwriter is invited to send a certain number of representatives based on the gross number of units such firm underwrites during a designated time period.

FUND ADMINISTRATION AND EXPENSES


Sponsor. Van Kampen American Capital Distributors, Inc., a Delaware corporation, is the Sponsor of the Trust. Van Kampen American Capital Distributors, Inc. is primarily owned by Clayton, Dubilier & Rice, Inc., a New York-based private investment firm. Van Kampen American Capital Distributors, Inc. management owns a significant minority equity position. Effective December 20, 1994, the parent of Van Kampen Merritt Inc. acquired American Capital Management & Research, Inc. As a result, Van Kampen Merritt Inc., has changed its name to Van Kampen American Capital Distributors, Inc. Van Kampen American Capital Distributors, Inc. specializes in the underwriting and distribution of unit investment trusts and mutual funds. The Sponsor is a member of the National Association of Securities Dealers, Inc. and has offices at One Parkview Plaza, Oakbrook Terrace, Illinois 60181, (708) 684-6000 and 2800 Post Oak Boulevard, Houston, Texas, 77056, (713) 993-0500. It maintains a branch office in Philadelphia and has regional representatives in Atlanta, Dallas, Los Angeles, New York, San Francisco, Seattle and Tampa. As of September 30, 1995 the total stockholders' equity of Van Kampen American Capital Distributors, Inc. was $123,413,000 (unaudited). (This paragraph relates only to the Sponsor and not to the Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust or to any Multi-Series thereof or to any other Underwriter. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request.)

As of June 30, 1995, the Sponsor and its affiliates managed or supervised approximately $54 billion of investment products, of which over $25.3 billion is invested in municipal securities. The Sponsor and its affiliates managed $40.95 billion of assets, consisting of $25.2 billion for 42 open end mutual funds, $9.9 billion for 38 closed-end funds and $5.9 billion for 87 institutional accounts. The Sponsor has also deposited approximately $26 billion of unit investment trusts. Based on cumulative assets deposited, the Sponsor believes that it is the largest sponsor of insured municipal unit investment trusts, primarily through the success of its Insured Municipals Income Trust(R)or the IM-IT(R)trust. The Sponsor also provides surveillance and evaluation services at cost for approximately $13 billion of unit investment trust assets outstanding. Since 1976, the Sponsor has serviced over two million investor accounts, opened through retail distribution firms.

If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission,
(ii) terminate the Trust Agreement and liquidate the Fund as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

All costs and expenses incurred in creating and establishing the Fund, including the cost of the initial preparation, printing and execution of the Trust Agreement and the certificates, legal and accounting expenses, advertising and selling expenses, expenses of the Trustee, initial evaluation fees and other out-of-pocket expenses have been borne by the Sponsor at no cost to the Fund.

Compensation of Sponsor and Evaluator. The Sponsor will not receive any fees in connection with its activities relating to the Fund. However, American Portfolio Evaluation Services, a division of Van Kampen American Capital Investment Advisory Corp., which is a wholly-owned subsidiary corporation of the Sponsor, will receive an annual supervisory fee as indicated under " Summary of Essential Financial Information" for providing portfolio supervisory services for the Fund. Such fee (which is based on the number of Units outstanding in each Trust on January 1 of each year) may exceed the actual costs of providing such supervisory services for this Fund, but at no time will the total amount received for portfolio supervisory services rendered to Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 1 and subsequent series and to any other unit investment trusts sponsored by the Sponsor for which the Evaluator provides portfolio supervisory services in any calendar year exceed the aggregate cost to the Evaluator of supplying such services in such year. In addition, the Evaluator shall receive an annual evaluation fee as indicated under "Summary of Essential Financial Information" for regularly evaluating each Trust's portfolio. Both of the foregoing fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All Services Less Rent of Shelter" in the Consumer Price
Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Sponsor and the Underwriters will receive sales commissions and may realize other profits (or losses) in connection with the sale of Units and the deposit of the Securities as described under "General--Sponsor and Underwriter Compensation" below.

Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286 (800) 221-7668. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Bonds for the portfolios of any of the Trusts.

In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Fund. Such records shall include the name and address of, and the certificates issued by the Fund to, every Unitholder of the Fund. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation (see "Unitholder Explanations--Public Offering--Reports Provided"). The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Fund.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trusts created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Fund Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Trustee's Fee. For its services the Trustee will receive a fee based on the aggregate outstanding principal amount of Securities in each Trust as of the opening of business on January 2 and July 2 of each year as set forth under "Per Unit Information" for the applicable Trust. During the first year the Trustee may agree to reduce its fee (and to the extent necessary pay miscellaneous expenses of a Trust) as stated under "Per Unit
Information" for the applicable Trust. After the first year such fee will be computed at $.51 per $1,000 principal amount of Securities for that portion of each Trust under the semi-annual distribution plan and $.91 per $1,000 principal amount of Securities for that portion of each Trust under the monthly distribution plan. Based on the size of the Trust on the Date of Deposit and assuming all Unitholders had chosen the semi-annual distribution plan, the Trustee's estimated annual fees for ordinary recurring services would initially amount to $4,590, $2,550, $1,515, $1,553, $1,573, $1,543,
$1,607, $1,540 and $1,550 for the IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts, respectively. Assuming in the alternative that all Unitholders had elected the monthly distribution plan such fees would have initially amount to $8,190, $4,550, $2,703, $2,771, $2,807, $2,753, $2,867, $2,748 and $2,766 for the above mentioned Trusts, respectively. The Trustee's fees are payable monthly on or before the fifteenth day of each month from the Interest Account of each Trust to the extent funds are available and then from the Principal Account of each Trust, with such payments being based on each Trust's portion of such expenses. Since the Trustee has the use of the funds being held in the Principal and Interest Accounts for future distributions, payment of expenses and redemptions and since such Accounts are non-interest bearing to Unitholders, the Trustee benefits thereby. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds. Such fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "All
Services Less Rent of Shelter" in the Consumer Price Index published by the United States Department of Labor or, if such category is no longer published, in a comparable category. The Trustee's fees will not be increased in future years in order to make up any reduction in the Trustee's fees described under "Per Unit Information" for the applicable Trust. For a discussion of the services rendered by the Trustee pursuant to its obligations under the Trust Agreement, see "Unitholder Explanations--Public Offering--Reports Provided" and "Trustee" above.

 Portfolio Administration. The Trustee is empowered to sell, for the purpose of redeeming Units tendered by any Unitholder, and for the payment of expenses for which funds may not be available, such of the Bonds designated by the Evaluator as the Trustee in its sole discretion may deem necessary. The Evaluator, in designating such Securities, will consider a variety of factors, including (a) interest rates, (b) market value and (c) marketability. The Sponsor, in connection with the Quality Trusts, may direct the Trustee to dispose of Securities upon default in payment of principal or interest, institution of certain legal proceedings, default under other documents adversely affecting debt service, default in payment of principal or interest on other obligations of the same issuer, decline in projected income pledged for debt service on revenue bonds or decline in price or the occurrence of other market or credit factors, including advance refunding (i.e., the issuance of refunding securities and the deposit of the proceeds thereof in trust or escrow to retire the refunded securities on their respective redemption dates), so that in the opinion of the Sponsor the retention of such Securities would be detrimental to the interest of the Unitholders. In connection with the Insured Trusts to the extent that Bonds are sold which are current in payment of principal and interest in order to meet redemption requests and defaulted Bonds are retained in the portfolio in order to preserve the related insurance protection applicable to said Bonds, the overall quality of the Bonds remaining in such Trust's portfolio will tend to diminish. Except as described in this section and in certain other unusual circumstances for which it is determined by the Trustee to be in the best interests of the Unitholders or if there is no alternative, the Trustee is not empowered to sell Bonds from an Insured Trust which are in default in payment of principal or interest or in significant risk of such default and for which value has been attributed for the insurance obtained by such Insured Trust. Because of such restrictions on the Trustee under certain circumstances, the Sponsor may seek a full or partial suspension of the right of Unitholders to redeem their Units in an Insured Trust. See "Unitholder
Explanations--Public Offering--Redemption of Units". The Sponsor is empowered, but not obligated, to direct the Trustee to dispose of Bonds in the event of an advanced refunding.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of any of the Securities to issue new obligations in exchange or substitution for any Security pursuant to a refunding or refinancing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Security or (2) in the written opinion of the Sponsor the issuer will probably default with respect to such Security in the reasonably foreseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after the deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder of the Trust thereby affected, identifying the Securities eliminated and the Securities substituted therefor. Except as stated herein and under "Unitholder Explanations--Settlement of Bonds in the Trusts" regarding the substitution of Replacement Bonds for Failed Bonds, the acquisition by the Fund of any securities other than the Securities initially deposited is not permitted.

If any default in the payment of principal or interest on any Security occurs and no provision for payment is made therefor within 30 days, the Trustee is required to notify the Sponsor thereof. If the Sponsor fails to instruct the Trustee to sell or to hold such Security within 30 days after notification by the Trustee to the Sponsor of such default, the Trustee may in its discretion sell the defaulted Security and not be liable for any depreciation or loss thereby incurred.

Sponsor Purchases of Units. The Trustee shall notify the Sponsor of any tender of Units for redemption. If the Sponsor's bid in the secondary market at that time equals or exceeds the Redemption Price per Unit, it may purchase such Units by notifying the Trustee before the close of business on the second succeeding business day and by making payment therefor to the Unitholder not later than the day on which the Units would otherwise have been redeemed by the Trustee. Units held by the Sponsor may be tendered to the Trustee for redemption as any other Units.

The offering price of any Units acquired by the Sponsor will be in accord with the Public Offering Price described in the then currently effective prospectus describing such Units. Any profit resulting from the resale of such Units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or Redemption Price subsequent to its acquisition of such Units.

Insurance Premiums. The cost of the portfolio insurance obtained by the respective Trusts, if any, is that amount shown in footnote (5) in "Notes to Portfolios" , so long as such Trust retains the Bonds. Premiums, which are obligations of each Insured Trust, are payable monthly by the Trustee on behalf of the respective Trust. As Bonds in the portfolio of an Insured Trust are redeemed by their respective issuers or are sold by the Trustee, the amount of the premium will be reduced in respect of those Bonds no longer owned by and held in such Trust. If the Trustee exercises the right to obtain permanent insurance, the premiums payable for such permanent insurance will be paid solely from the proceeds of the sale of the related Bonds. The premiums for such permanent insurance with respect to each Bond will decline over the life of the Bond. A Trust does not incur any expense for Preinsured Bond insurance, since the premium or premiums for such insurance have been paid by the issuer or the Sponsor prior to the deposit of such Preinsured Bonds in a Trust. Preinsured Bonds are not additionally insured by an Insured Trust.

Miscellaneous Expenses. The following additional charges are or may be incurred by the Trusts: (a) fees of the Trustee for extraordinary services,
(b) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (c) various governmental charges, (d) expenses and costs of any action taken by the Trustee to protect the Trusts and the rights and interests of Unitholders, (e) indemnification of the Trustee for any loss, liability or expenses incurred by it in the administration of the Fund without negligence, bad faith or willful misconduct on its part, (f) any special custodial fees payable in connection with the sale of any of the Bonds in a Trust, (g) expenditures incurred in contacting Unitholders upon termination of the Trusts and (h) costs incurred to reimburse the Trustee for advancing funds to the Trusts to meet scheduled distributions (which costs may be adjusted periodically in response to fluctuations in short-term interest rates).

The fees and expenses set forth herein are payable out of the Trusts. When such fees and expenses are paid by or owing to the Trustee, they are secured by a lien on the portfolio or portfolios of the applicable Trust or Trusts. If the balances in the Interest and Principal Accounts are insufficient to provide for amounts payable by the Fund, the Trustee has the power to sell Securities to pay such amounts.

GENERAL

Amendment or Termination. The Sponsor and the Trustee have the power to amend the Trust Agreement without the consent of any of the Unitholders when such an amendment is (a) to cure an ambiguity or to correct or supplement any provision of the Trust Agreement which may be defective or inconsistent with any other provision contained therein or (b) to make such other provisions as shall not adversely affect the interest of the Unitholders (as determined in good faith by the Sponsor and the Trustee), provided that the Trust Agreement may not be amended to increase the number of Units issuable thereunder or to permit the deposit or acquisition of securities either in addition to or in substitution for any of the Securities initially deposited in the Fund, except for the substitution of certain refunding securities for such Securities. In the event of any amendment, the Trustee is obligated to notify promptly all Unitholders of the substance of such amendment.

A Trust may be terminated at any time by consent of Unitholders of 51% of the Units of such Trust then outstanding or by the Trustee when the value of such Trust, as shown by any semi-annual evaluation, is less than that indicated under "Summary of Essential Financial Information". A Trust will be liquidated by the Trustee in the event that a sufficient number of Units not yet sold are tendered for redemption by the Underwriters, including the Sponsor, so that the net worth of such Trust would be reduced to less than 40% of the initial principal amount of such Trust. If a Trust is liquidated because of the redemption of unsold Units by the Underwriters, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement provides that each Trust shall terminate upon the redemption, sale or other disposition of the last Security held in such Trust, but in no event shall it continue beyond the end of the year preceding the fiftieth anniversary of the Trust Agreement in the case of an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust), or beyond the end of the year preceding the twentieth anniversary of the Trust Agreement in the case of IM-IT Limited Maturity, IM-IT Intermediate, State Intermediate Laddered Maturity and IM-IT Short Intermediate Trusts. In the event of termination of the Fund or any Trust, written notice thereof will be sent by the Trustee to each Unitholder of such Trust at his address appearing on the registration books of the Fund maintained by the Trustee. Within a reasonable time thereafter the Trustee shall liquidate any Securities then held in such Trust and shall deduct from the funds of such Trust any accrued costs, expenses or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. The sale of Securities in the Trust upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. For this reason, among others, the amount realized by a Unitholder upon termination may be less than the principal amount or par amount of Securities represented by the Units held by such Unitholder. The Trustee shall then distribute to each Unitholder his share of the balance of the Interest and Principal Accounts. With such distribution the Unitholder shall be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion shall determine that any amounts held in reserve are no longer necessary, it shall make distribution thereof to Unitholders in the same manner.

Notwithstanding the foregoing, in connection with final distributions to Unitholders of an Insured Trust, it should be noted that because the portfolio insurance obtained by an Insured Trust is applicable only while Bonds so insured are held by such Trust, the price to be received by such Trust upon the disposition of any such Bond which is in default, by reason of nonpayment of principal or interest, will not reflect any value based on such insurance. Therefore, in connection with any liquidation, it shall not be necessary for the Trustee to, and the Trustee does not currently intend to, dispose of any Bond or Bonds if retention of such Bond or Bonds, until due, shall be deemed to be in the best interest of Unitholders, including, but not limited to, situations in which a Bond or Bonds so insured are in default and situations in which a Bond or Bonds so insured have deteriorated market prices resulting from a significant risk of default. Since the Preinsured Bonds will reflect the value of the related insurance, it is the present intention of the Sponsor not to direct the Trustee to hold any of such Preinsured Bonds after the date of termination. All proceeds received, less applicable expenses, from insurance on defaulted Bonds not disposed of at the date of termination will ultimately be distributed to Unitholders of record as of such date of termination as soon as practicable after the date such defaulted Bond or Bonds become due and applicable insurance proceeds have been received by the Trustee.

Limitation on Liabilities. The Sponsor, the Evaluator and the Trustee shall be under no liability to Unitholders for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee shall not be liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and shall not be liable for any action taken by it in good faith under the Trust Agreement.

The Trustee shall not be liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon or upon it as Trustee under the Trust Agreement or upon or in respect of the Fund which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Trustee, Sponsor and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. Determinations by the Evaluator under the Trust Agreement shall be made in good faith upon the basis of the best information available to it; provided, however, that the Evaluator shall be under no liability to the Trustee, Sponsor or Unitholders for errors in judgment. This provision shall not protect the Evaluator in any case of willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties.

Unit Distribution. During the initial offering period, Units will be distributed to the public by Underwriters, broker-dealers and others (see " Underwriting") at the Public Offering Price, plus interest accrued but unpaid from the First Settlement Date to the date of settlement as described above under "Unitholder Explanations--Accrued Interest--Accrued
Interest". Upon the completion of the initial offering, Units repurchased in the secondary market, if any, may be offered by this Prospectus at the secondary Public Offering Price plus interest accrued to the date of settlement in the manner described.

The Sponsor intends to qualify the Units for sale in a number of states. Broker-dealers or others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period of $25.00 per Unit for less than 100 Units, $29.00 per Unit for any single transaction of 100 to 249 Units, $28.50 per Unit for any single transaction of 250 to 499 Units, $31.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units of an IM-IT Intermediate Trust, $20.00 per Unit for less than 100 Units, $22.00 per Unit for any single transaction of 100 to 249 Units, $21.50 per Unit for any single transaction of 250 to 499 Units, $24.50 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units of a State Intermediate Laddered Maturity Trust, and in the case of an IM-IT or a State Trust (other than a State Intermediate Laddered Maturity Trust) $30.00 per Unit for less than 100 Units, $36.00 per Unit for any single transaction of 100 to 249 Units, $38.00 per Unit for any single transaction of 250 to 499 Units, $39.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units, provided that such Units are acquired either from the Sponsor (in the case of dealer transactions) or through the Sponsor (in the case of transactions involving brokers or others). The increased concession or agency commission is a result of the discount given to purchasers for quantity purchases. See "Unitholder Explanations--Public Offering--General".
Certain commercial banks are making Units of the Fund available to their customers on an agency basis. A portion of the sales charge paid by these customers (equal to the agency commission referred to above) is retained by or remitted to the banks. Under the Glass-Steagall Act, banks are prohibited from underwriting Units of the Fund; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have not indicated that these particular agency transactions are not permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. Any quantity discount (see "Unitholder Explanations--Public
Offering--General") provided to investors will be borne by the selling dealer or agent. For secondary market transactions, such concession or agency commission will amount to 70% of the applicable sales charge as determined using the table found in "Unitholder Explanations--Public Offering".

Except as stated hereinafter, the minimum purchase requirement in the initial offering period and in the secondary market is one Unit. In connection with fully disclosed transactions with the Sponsor, the minimum purchase requirement will be that number of Units set forth in the contract between the Sponsor and the related broker or agent.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time. See "Underwriting".

Sponsor and Underwriter Compensation. The Underwriters will receive a gross sales commission equal to that percentage of the Public Offering Price of the Units as indicated under "Unitholder Explanations--Public
Offering--Offering Price" less any reduced sales charges for quantity purchases as described under "Unitholder Explanations--Public
Offering--General".

The Sponsor will receive from the Underwriters the excess of such gross sales commission over $35.00, $29.00, $27.00, $12.00, $22.00 and $35.00 per Unit of
any Quality, IM-IT Limited Maturity, IM-IT Intermediate, IM-IT Short Intermediate, State Intermediate Laddered Maturity Trust and other Insured Trusts, respectively, as of the Date of Deposit. In connection with quantity sales to purchasers of any IM-IT or State Trust (other than a State Intermediate Laddered Maturity Trust) the Underwriters will receive from the Sponsor commissions totalling $37.00 per Unit for any single transaction of 100 to 249 Units, $39.00 per Unit for any single transaction of 250 to 499 Units, $40.00 per Unit for any single transaction of 500 to 999 Units and $39.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any IM-IT Intermediate Trust the Underwriters will receive from the Sponsor commissions totalling $30.00 per Unit for any single transaction of 100 to 249 Units, $29.50 per Unit for any single transaction of 250 to 499 Units, $32.50 per Unit for any single transaction of 500 to 999 Units and $31.00 per Unit for any single transaction of 1,000 or more Units. In connection with quantity sales to purchasers of any State Intermediate Laddered Maturity Trust the Underwriters will receive from the Sponsor commissions totalling $23.00 per Unit for any single transaction of 100 to 249 Units, $23.00 per Unit for any single transaction of 250 to 499 Units, $24.75 per Unit for any single transaction of 500 to 999 Units and $24.00 per Unit for any single transaction of 1,000 or more Units. A. G. Edwards & Sons, Inc. ("Edwards"), which acts as a Managing Underwriter of Units of the various series of the IM-IT, will receive from the Sponsor reimbursement for certain costs and further compensation in the amount of $5.00 for each Unit of the IM-IT it underwrites. Also, if The Principal Financial Securities, Inc. commits (on the Date of Deposit) to underwrite a total of 4,000 or more Units of this series of the IM-IT, any other series of the IM-IT and/or any series of Texas Insured Municipals Income Trust during any calendar month, then The Principal Financial Securities, Inc. will receive an additional $1.00 per Unit for each of the Units of such Trust it commits to underwrite in said month. Also, the Sponsor will receive from the Managing Underwriters of the California IM-IT Trust (who underwrite 15% of the respective Trusts or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the respective trusts, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1500 Units, whichever is greater, of any California IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor will receive from the Managing Underwriters of the Connecticut IM-IT Trust (who underwrite 15% of the Trust involved or 1,000 Units of the Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of the Connecticut IM-IT Trust will receive an additional $2.00 per each such Unit. In addition, the Sponsor will receive from the Managing Underwriters of the Michigan IM-IT Trust (who underwrite 15% of the Trust involved or 1,000 Units of such Trust, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of any such Trust, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1,500 Units, whichever is greater, of any individual Michigan IM-IT Trust will receive an additional $2.00 per each such Unit. Also, the Sponsor will receive from the Managing Underwriters of the Maryland Quality Trust (who underwrite 15% of the respective Trusts or 1,000 Units, whichever is greater) the excess of such gross sales commission over $38.00 per Unit of the respective trusts, as of the Date of Deposit. Also, any such Managing Underwriter that sells a total of 25% or 1500 Units, whichever is greater, of any Maryland Quality Trust will receive an additional $2.00 per each such Unit. See "Unitholder Explanations--Public Offering--General." Further, each Underwriter who underwrites 1,000 or more Units in any Trust will receive additional compensation from the Sponsor of $1.00 for each Unit it underwrites. In addition, the Sponsor and certain of the Underwriters will realize a profit or the Sponsor will sustain a loss, as the case may be, as a result of the difference between the price paid for the Securities by the Sponsor and the cost of such Securities to a Trust (which is based on the determination by Interactive Data Corporation of the aggregate offering price of the underlying Securities in such Trust on the Date of Deposit). See "Underwriting" and "Portfolio" for the applicable Trust and "Notes to Portfolios". The Sponsor and the Underwriters may also realize profits or sustain losses with respect to Securities deposited in each Trust which were acquired by the Sponsor from underwriting syndicates of which they were members. The Sponsor has participated as sole underwriter or as manager or as a member of the underwriting syndicates from which none of the aggregate principal amount of the Securities in the portfolios of the Fund were acquired. The Underwriters may further realize additional profit or loss during the initial offering period as a result of the possible fluctuations in the market value of the Securities in each Trust after the Date of Deposit, since all proceeds received from purchasers of Units (excluding dealer concessions or agency commissions allowed, if any) will be retained by the Underwriters. Affiliates of an Underwriter are entitled to the same dealer concessions or agency commissions that are available to the Underwriter.

As stated under "Unitholder Explanations--Public Offering--Market for
Units", the Sponsor intends to, and certain of the other Underwriters may, maintain a secondary market for the Units of the Fund. In so maintaining a market, such person or persons will also realize profits or sustain losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price is based on the bid prices of the Securities in such Trust and includes a sales charge). In addition, such person or persons will also realize profits or sustain losses resulting from a redemption of such repurchased Units at a price above or below the purchase price for such Units, respectively.

OTHER MATTERS


Legal Opinions. The legality of the Units offered hereby and certain matters
relating to Federal, Georgia and Virginia   tax law have been passed upon by
Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor. Orrick, Herrington & Sutcliffe has acted as special counsel to the Fund for California tax matters. Day, Berry & Howard has acted as special counsel to the Fund for Connecticut tax matters. Weinberg and Green has acted as special counsel to the Fund for Maryland tax matters. Miller, Canfield, Paddock and Stone, P.L.C. has acted as special counsel to the Fund for Michigan tax matters. Tanner Propp & Farber has acted as counsel for the Trustee and as special counsel to the Fund for New York tax matters. None of the special counsel for the Fund has expressed any opinion regarding the completeness or materiality of any matters contained in this Prospectus other than the tax opinion set forth under "Tax Status" relating to the Trust for which it has provided an opinion.

Independent Certified Public Accountants. The statements of condition and the related securities portfolios at the Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, counsel for the Sponsor, under existing law:

(1)Each Trust is not an association taxable as a corporation for Federal income tax purposes and interest and accrued original issue discount on Bonds which is excludable from gross income under the Internal Revenue Code of 1986 (the "Code") will retain its status when distributed to Unitholders;
however such interest may be taken into account in computing the alternative minimum tax, an additional tax on branches of foreign corporations and the environmental tax (the "Superfund Tax"), as noted below;

(2)Each Unitholder is considered to be the owner of a pro rata portion of the respective Trust under subpart E, subchapter J of chapter 1 of the Code and will have a taxable event when such Trust disposes of a Bond, or when the Unitholder redeems or sells his Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the respective Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds (whether by sale, payment on maturity, redemption or otherwise), gain or loss is recognized to the Unitholder. The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with the Unitholder's basis for his or her fractional interest in the asset disposed of. In the case of a Unitholder who purchases Units, such basis (before adjustment for earned original issue discount and amortized bond premium, if any) is determined by apportioning the cost of the Units among each of the Trust assets ratably according to value as of the valuation date nearest the date of acquisition of the Units. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount less than or equal to his original cost;

(3)Any proceeds paid under an insurance policy or policies dated the Date of Deposit, issued to an Insured Trust by AMBAC Indemnity, Financial Guaranty or a combination thereof with respect to the Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been so excludable if paid by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations; and

(4)Any proceeds paid under individual policies obtained by issuers of Bonds which represent maturing interest on defaulted obligations held by the Trustee will be excludable from Federal gross income if, and to the same extent as, such interest would have been excludable if paid in the normal course by the issuer of the defaulted obligations provided that, at the time such policies are purchased, the amounts paid for such policies are reasonable, customary and consistent with the reasonable expectation that the issuer of the obligations, rather than the insurer, will pay debt service on the obligations.

Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the Bond, depending on the date the Bond was issued. In addition, special rules apply if the purchase price of a Bond exceeds the original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its " adjusted issue price") to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Unitholder acquires his Units and the price the Unitholder pays for his Units. Unitholders should consult with their tax advisers regarding these rules and their application.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price a Trust pays for Bonds or the price a Unitholder pays for his or her Units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law the accretion had been treated as capital gain. Market discount that accretes while a Trust holds a Bond would be recognized as ordinary income by the Unitholders when principal payments are received on the Bond, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her Units, unless a Unitholder elects to include market discount in taxable income as it accrues. The market discount rules are complex and Unitholders should consult their tax advisers regarding these rules and their application.

In the case of certain corporations, the alternative minimum tax and the Superfund Tax for taxable years beginning after December 31, 1986 depends upon the corporation's alternative minimum taxable income, which is the corporation's taxable income with certain adjustments. One of the adjustment items used in computing the alternative minimum taxable income and the Superfund Tax of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust, or REMIC) is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its alternative minimum taxable income (before such adjustment item and the alternative tax net operating loss deduction). " Adjusted current earnings" includes all tax exempt interest, including interest on all of the Bonds in the Fund. Under the provisions of Section 884 of the Code, a branch profits tax is levied on the "effectively connected earnings and profits" of certain foreign corporations which include tax-exempt interest such as interest on the Bonds in the Trust. Unitholders should consult their tax advisers with respect to the particular tax consequences to them including the corporate alternative minimum tax, the Superfund Tax and the branch profits tax imposed by Section 884 of the Code.

Counsel for the Sponsor has also advised that under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units of a Trust is not deductible for Federal income tax purposes. The Internal Revenue Service has taken the position that such indebtedness need not be directly traceable to the purchase or carrying of Units (however, these rules generally do not apply to interest paid on indebtedness incurred to purchase or improve a personal residence). Also, under Section 265 of the Code, certain financial institutions that acquire Units would generally not be able to deduct any of the interest expense attributable to ownership of such Units. Investors with questions regarding this issue should consult with their tax advisers.

In the case of certain of the Bonds in the Fund, the opinions of bond counsel indicate that interest on such Bonds received by a "substantial user" of the facilities being financed with the proceeds of these Bonds, or persons related thereto, for periods while such Bonds are held by such a user or related person, will not be excludible from Federal gross income, although interest on such Bonds received by others would be excludible from Federal gross income. "Substantial user" and "related person" are defined under the Code and U.S. Treasury Regulations. Any person who believes that he or she may be a "substantial user" or a "related person" as so defined should contact his or her tax adviser.

In the opinion of Tanner Propp & Farber, special counsel to the Fund for New York tax matters, under existing law, the Fund and each Trust are not associations taxable as corporations and the income of each Trust will be treated as the income of the Unitholders under the income tax laws of the State and City of New York.

All statements of law in the Prospectus concerning exclusion from gross income for Federal, state or other tax purposes are the opinions of counsel and are to be so construed.

At the respective times of issuance of the Bonds, opinions relating to the validity thereof and to the exclusion of interest thereon from Federal gross income are rendered by bond counsel to the respective issuing authorities. Neither the Sponsor nor Chapman and Cutler has made any special review for the Fund of the proceedings relating to the issuance of the Bonds or of the basis for such opinions.

In the case of corporations, the alternative tax rate applicable to long-term capital gains is 35%, effective for long-term capital gains realized in taxable years beginning on or after January 1, 1993. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. Under the Code, taxpayers must disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

Section 86 of the Code, in general, provides that 50% of Social Security benefits are includible in gross income to the extent that the sum of " modified adjusted gross income" plus 50% of the Social Security benefits received exceeds a "base amount". The base amount is $25,000 for unmarried taxpayers, $32,000 for married taxpayers filing a joint return and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns. Modified adjusted gross income is adjusted gross income determined without regard to certain otherwise allowable deductions and exclusions from gross income and by including tax-exempt interest. To the extent that Social Security benefits are includible in gross income, they will be treated as any other item of gross income.

In addition, under the Tax Act, for taxable years beginning after December 31, 1993, up to 85% of Social Security benefits are includible in gross income to the extent that the sum of "modified adjusted gross income" plus 50% of Social Security benefits received exceeds an "adjusted base amount."
 The adjusted base amount is $34,000 for unmarried taxpayers, $44,000 for married taxpayers filing a joint return, and zero for married taxpayers who do not live apart at all times during the taxable year and who file separate returns.

Although tax-exempt interest is included in modified adjusted gross income solely for the purpose of determining what portion, if any, of Social Security benefits will be included in gross income, no tax-exempt interest, including that received from a Trust, will be subject to tax. A taxpayer whose adjusted gross income already exceeds the base amount or the adjusted base amount must include 50% or 85%, respectively, of his Social Security benefits in gross income whether or not he receives any tax-exempt interest. A taxpayer whose modified adjusted gross income (after inclusion of tax-exempt interest) does not exceed the base amount need not include any Social Security benefits in gross income.

Ownership of the Units may result in collateral federal income tax consequences to certain taxpayers, including, without limitation, corporations subject to either the environmental tax or the branch profits tax, financial institutions, certain insurance companies, certain S corporations, individual recipients of Social Security or Railroad Retirement benefits and taxpayers who may be deemed to have incurred (or continued) indebtedness to purchase or carry tax-exempt obligations. Prospective investors should consult their tax advisors as to the applicability of any collateral consequences.

For a discussion of the state tax status of income earned on Units of a Trust, see "Tax Status" for the applicable Trust. Except as noted therein, the exemption of interest on state and local obligations for Federal income tax purposes discussed above does not necessarily result in exemption under the income or other tax laws of any State or City. The laws of the several States vary with respect to the taxation of such obligations.

DESCRIPTION OF SECURITIES RATINGS

Standard & Poor's, A Division of the McGraw-Hill Companies. A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment of creditworthiness may take into consideration obligors such as guarantors, insurers or lessees.

The bond rating is not a recommendation to purchase or sell a security, inasmuch as it does not comment as to market price.

The ratings are based on current information furnished to Standard & Poor's by the issuer and obtained by Standard & Poor's from other sources it considers reliable. The ratings may be changed, suspended or withdrawn as a result of changes in, or unavailability of, such information.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default--capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

II. Nature of and provisions of the obligation.

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangements under the laws of bankruptcy and other laws affecting creditors' rights.

AAA--This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay principal and interest.

AA--Bonds rated AA also qualify as high-quality debt obligations. Capacity to pay principal and interest is very strong, and in the majority of instances they differ from AAA issues only in small degree.

A--Bonds rated A have a strong capacity to pay principal and interest, although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions.

BBB--Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

Plus (+) or Minus (-): To provide more detailed indications of credit quality, the ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: A provisional rating ("p") assumes the successful completion of the project being financed by the issuance of the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. Accordingly, the investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. ("Moody's") rating symbols and their meanings follows:

Aaa--Bonds which are rated Aaa are judged to be the best quality. They carry the smallest degree of investment risk and are generally referred to as " gilt edge". Interest payments are protected by a large, or by an exceptionally stable, margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. With the occasional exception of oversupply in a few specific instances, the safety of obligations of this class is so absolute that their market value is affected solely by money market fluctuations.

Aa--Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities. These Aa bonds are high grade, their market value virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A--Bonds which are rated A possess many favorable investment attributes and are to be considered as higher medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by credit circumstances during a sustained period of depressed business conditions. During periods of normalcy, bonds of this quality frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

Baa--Bonds which are rated Baa are considered as medium grade obligations; i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Moody's bond rating symbols may contain numerical modifiers of a generic rating classification. The modifier 1 indicates that the bond ranks at the high end of its category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Con--Bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operating experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

As published by the rating companies.


REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Van Kampen American Capital Distributors, Inc. and the Unitholders of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264 (IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts):

We have audited the accompanying statements of condition and the related portfolios of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264 (IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts) as of December 13, 1995. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of irrevocable letters of credit deposited to purchase tax-exempt securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264 (IM-IT, IM-IT Intermediate, California IM-IT, Connecticut IM-IT, Georgia IM-IT, Michigan IM-IT, New York IM-IT Intermediate Laddered Maturity, Maryland Quality and Virginia Quality Trusts) as of December 13, 1995, in conformity with generally accepted accounting principles.





Chicago, Illinois                             GRANT THORNTON LLP
December 13, 1995





INSURED MUNICIPALS INCOME TRUST
and
INVESTORS' QUALITY TAX-EXEMPT TRUST
MULTI-SERIES 264
Statements of Condition
As of December 13, 1995
                                                                          IM-IT
INVESTMENT IN SECURITIES                                                  Intermediate  California
                                                            IM-IT         Trust         IM-IT Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   8,637,016 $   4,914,270 $   2,884,400
Accrued interest to the First Settlement Date <F1><F4>.....        33,333        31,592        35,874
Total...................................................... $   8,670,349 $   4,945,862 $   2,920,274
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
 Accrued interest payable to Sponsor <F1><F4>               $      33,333 $      31,592 $      35,874
Interest of Unitholders--
Cost to investors <F3>.....................................     9,082,000     5,113,700     3,033,000
Less: Gross underwriting commission <F3>...................       444,984       199,430       148,600
Net interest to Unitholders <F1><F3><F4>...................     8,637,016     4,914,270     2,884,400
Total...................................................... $   8,670,349 $   4,945,862 $   2,920,274


<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:




                                          Principal     Offering      Accrued
                            Amount of     Amount of     Price of      Interest to
                            Letter of     Bonds Under   Bonds Under   Expected
                            Credit        Contracts     Contracts     Delivery  Dates
IM-IT...................... $   8,676,030 $   9,000,000 $   8,637,016 $         39,014
IM-IT Intermediate Trust... $   4,947,823 $   5,000,000 $   4,914,270 $         33,553
California IM-IT Trust..... $   2,918,633 $   2,970,000 $   2,884,400 $         34,233


<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
December 18, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.





INSURED MUNICIPALS INCOME TRUST
and
INVESTORS' QUALITY TAX-EXEMPT TRUST
MULTI-SERIES 264
Statements of Condition (Continued)
As of December 13, 1995
INVESTMENT IN SECURITIES                                    Connecticut   Georgia       Michigan
                                                            IM-IT Trust   IM-IT Trust   IM-IT Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   2,962,380 $   3,000,418 $   2,935,751
Accrued interest to the First Settlement Date <F1><F4>.....        34,244        47,395        18,509
Total...................................................... $   2,996,624 $   3,047,813 $   2,954,260
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
 Accrued interest payable to Sponsor <F1><F4>               $      34,244 $      47,395 $      18,509
Interest of Unitholders--
Cost to investors <F3>.....................................     3,115,000     3,155,000     3,087,000
Less: Gross underwriting commission <F3>...................       152,620       154,582       151,249
Net interest to Unitholders <F1><F3><F4>...................     2,962,380     3,000,418     2,935,751
Total...................................................... $   2,996,624 $   3,047,813 $   2,954,260

<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:




                                         Principal     Offering      Accrued
                           Amount of     Amount of     Price of      Interest to
                           Letter of     Bonds Under   Bonds Under   Expected
                           Credit        Contracts     Contracts     Delivery  Dates
Connecticut IM-IT Trust... $   2,994,491 $   3,045,000 $   2,962,380 $         32,111
Georgia IM-IT Trust....... $   3,045,697 $   3,085,000 $   3,000,418 $         45,279
Michigan IM-IT Trust...... $   2,952,274 $   3,025,000 $   2,935,751 $         16,523


<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
December 18, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.





INSURED MUNICIPALS INCOME TRUST
and
INVESTORS' QUALITY TAX-EXEMPT TRUST
MULTI-SERIES 264
Statements of Condition (Continued)
As of December 13, 1995
                                                            New York
                                                            IM-IT
                                                            Intermediate
                                                            Laddered
INVESTMENT IN SECURITIES                                    Maturity      Maryland      Virginia
                                                            Trust         Quality Trust Quality Trust
Contracts to purchase tax-exempt securities <F1><F2><F4>... $   3,103,992 $   2,941,454 $   2,959,524
Accrued interest to the First Settlement Date <F1><F4>.....        29,285        50,754        34,096
Total...................................................... $   3,133,277 $   2,992,208 $   2,993,620
LIABILITY AND INTEREST OF UNITHOLDERS
Liability--
 Accrued interest payable to Sponsor <F1><F4>               $      29,285 $      50,754 $      34,096
Interest of Unitholders--
Cost to investors <F3>.....................................     3,199,959     3,093,000     3,112,000
Less: Gross underwriting commission <F3>...................        95,967       151,546       152,476
Net interest to Unitholders <F1><F3><F4>...................     3,103,992     2,941,454     2,959,524
Total...................................................... $   3,133,277 $   2,992,208 $   2,993,620


<F1>The aggregate value of the Securities listed under "Portfolio" for each Trust herein, and their cost to such Trust are the same. The value of the Securities is determined by Interactive Data Corporation on the bases set forth under "Unitholder Explanations--Public Offering--Offering Price"
 . The contracts to purchase tax-exempt Securities are collateralized by irrevocable letters of credit which have been deposited with the Trustee in and for the following amounts:



                                                                                                 Accrued
                                                                     Principal     Offering      Interest to
                                                       Amount of     Amount of     Price of      Expected
                                                       Letter of     Bonds Under   Bonds Under   Delivery
                                                       Credit        Contracts     Contracts     Dates
New York IM-IT Intermediate Laddered Maturity Trust... $   3,131,990 $   3,150,000 $   3,103,992 $      27,998
Maryland Quality Trust................................ $   2,990,077 $   3,020,000 $   2,941,454 $      48,623
Virginia Quality Trust................................ $   2,991,339 $   3,040,000 $   2,959,524 $      31,815



<F2>Insurance coverage providing for timely payment, when due, of all principal and interest on the Bonds in the Insured Trusts has been obtained either by such Trusts, by a prior owner of the Bonds, by the Sponsor prior to the deposit of such Bonds or by the issuers of the Bonds involved. Such insurance does not guarantee the market value of the Bonds or the value of the Units.
The insurance obtained by the Insured Trusts is effective only while Bonds thus insured are held in such Trusts. Neither the bid nor offering prices of the underlying Bonds or of the Units, absent situations in which bonds are in default in payment of principal or interest or in significant risk of such default, include value, if any, attributable to the insurance obtained by such Trusts.

<F3>The aggregate public offering price (exclusive of interest) and the aggregate sales charge are computed on the bases set forth under "Unitholder
Explanations--Public Offering--Offering Price" and "Trust
Administration--General--Sponsor and Underwriter Profits" and assume all single transactions involve less than 100 Units. For single transactions involving 100 or more Units, the sales charge is reduced (see "Unitholder
Explanations--Public Offering--General") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

<F4>The Trustee will advance to the Trust the amount of net interest accrued to
December 18, 1995, the First Settlement Date, for distribution to the Sponsor as the Unitholder of record as of the First Settlement Date.



EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN TABLES

As of the date of this prospectus, the following tables show the approximate taxable estimated current returns for individuals that are equivalent to tax-exempt estimated current returns under combined Federal and State taxes (where applicable) using the published Federal and State tax rates (where applicable) scheduled to be in effect in 1995. They incorporate increased tax rates for higher income taxpayers that were included in the Revenue Reconciliation Act of 1993. These tables illustrate approximately what you would have to earn on taxable investments to equal the tax-exempt estimated current return in your income tax bracket. For cases in which more than one State bracket falls within a Federal bracket, the highest State bracket is combined with the Federal bracket. The combined State and Federal tax rates shown reflect the fact that State tax payments are currently deductible for Federal tax purposes. The tables do not show the approximate taxable estimated current returns for individuals that are subject to the alternative minimum tax. The taxable equivalent estimated current returns may be somewhat higher than the equivalent returns indicated in the following tables for those individuals who have adjusted gross incomes in excess of $114,700. The tables do not reflect the effect of limitations on itemized deductions and the deduction for personal exemptions. They were designed to phase out certain benefits of these deductions for higher income taxpayers. These limitations, in effect, raise the marginal maximum Federal tax rate to approximately 44 percent for taxpayers filing a joint return and entitled to four personal exemptions and to approximately 41 percent for taxpayers filing a single return entitled to only one personal exemption. These limitations are subject to certain maximums, which depend on the number of exemptions claimed and the total amount of the taxpayer's itemized deductions. For example, the limitation on itemized deductions will not cause a taxpayer to lose more than 80% of his allowable itemized deductions, with certain exceptions. See "
Other Matters--Federal Tax Status" for a more detailed discussion of recent Federal tax legislation, including a discussion of provisions affecting corporations.



IM-IT

Taxable Income ($1,000's)                                                                      Tax-Exempt Estimated Current Return
                                    Joint     Tax
       Single Return               Return   Bracket  4 1/2%          5%          5 1/2%   6%          6 1/2%   7%           7 1/2%
                                                                                       Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00       15%          5.29%   5.88%        6.47%   7.06%        7.65%     8.24%        8.82%
      23.35 - 56.55        39.00 - 94.25       28           6.25    6.94         7.64    8.33         9.03      9.72        10.42
     56.55 - 117.95       94.25 - 143.60       31           6.52    7.25         7.97    8.70         9.42     10.14        10.87
    117.95 - 256.50      143.60 - 256.50       36           7.03    7.81         8.59    9.38        10.16     10.94        11.72
        Over 256.50          Over 256.50     39.6           7.45    8.28         9.11    9.93        10.76     11.59        12.42





INTERMEDIATE

Taxable Income ($1,000's)                                                                 Tax-Exempt Estimated Current Return
              Single                Joint       Tax
              Return               Return   Bracket      4%         4 1/2%   5%          5 1/2%   6%          6 1/2%    7%
                                                                                  Equivalent Taxable Estimated Current Return
$        0 -  23.35  $        0 -  39.00       15%     4.71%        5.29%   5.88%        6.47%   7.06%        7.65%     8.24%
     23.35 -  56.55       39.00 -  94.25       28      5.56         6.25    6.94         7.64    8.33         9.03      9.72
     56.55 - 117.95       94.25 - 143.60       31      5.80         6.52    7.25         7.97    8.70         9.42     10.14
    117.95 - 256.50      143.60 - 256.50       36      6.25         7.03    7.81         8.59    9.38        10.16     10.94
        Over 256.50          Over 256.50     39.6      6.62         7.45    8.28         9.11    9.93        10.76     11.59





CALIFORNIA

Taxable Income ($1,000's)                                                                      Tax-Exempt Estimated Current Return
                                   Joint       Tax
      Single Return               Return    Bracket*       4 1/2%   5%          5 1/2%   6%           6 1/2%    7%            7 1/2%
                                                                                       Equivalent Taxable Estimated Current Return
$         0 - 23.35 $         0 - 39.00     20.1%          5.63%   6.26%        6.88%    7.51%        8.14%     8.76%        9.39%
      23.35 - 56.55       39.00 - 94.25     34.7           6.89    7.66         8.42     9.19         9.95     10.72         11.49
                         94.25 - 143.60     37.4           7.19    7.99         8.79     9.58        10.38     11.18         11.98
    56.55 - 117.95                          37.9           7.25    8.05         8.86     9.66        10.47     11.27         12.08
   117.95 - 214.93      143.60 - 256.50     42.4           7.81    8.68         9.55    10.42        11.28     12.15         13.02
   214.93 - 256.50                            43           7.89    8.77         9.65    10.53        11.40     12.28         13.16
                         256.50 - 429.86    45.6           8.27    9.19        10.11    11.03        11.95     12.87         13.79
       Over 256.50          Over 429.86     46.2           8.36    9.29        10.22    11.15        12.08     13.01         13.94

* The State tax rates assumed take into account recent adjustments of tax brackets based on changes in the Consumer Price Index. The table reflects California income tax laws that increase State income tax rates for high income taxpayers. However, the table does not reflect the limitation on itemized deductions and the phase out of the benefit for the personal exemption credit and the dependent exemption credit that are imposed by the California income tax laws in a manner similar to Federal tax law.





CONNECTICUT

Taxable Income ($1,000's)                                                                   Tax-Exempt Estimated Current Return
             Single                Joint      Tax
             Return               Return Bracket*         4 1/2%   5%           5 1/2%   6%          6 1/2%   7%          7 1/2%
                                                                                    Equivalent Taxable Estimated Current Return
                    $        0 -  39.00     17.5%         5.45%   6.06%        6.67%    7.27%        7.88%    8.48%        9.09%
$         0 - 23.35                         18.3          5.51    6.12         6.73     7.34         7.96     8.57         9.18
      23.35 - 56.55      39.00 -  94.25     30.8          6.50    7.23         7.95     8.67         9.39    10.12        10.84
     56.55 - 117.95      94.25 - 143.60     34.1          6.83    7.59         8.35     9.10         9.86    10.62        11.38
    117.95 - 256.50     143.60 - 256.50     38.9          7.36    8.18         9.00     9.82        10.64    11.46        12.27
       Over 256.50          Over 256.50     42.3          7.80    8.67         9.53    10.40        11.27    12.13        13.00

* The table takes into account the Connecticut income tax. The Connecticut income tax is based on Connecticut taxable income, which is not tied to Federal taxable income. Connecticut taxable income is equal to Connecticut adjusted gross income ("CAGI") (which is Federal adjusted gross income with certain modifications) minus the allowable personal exemption ($12,000 in the case of single individuals; $24,000 for married persons filing jointly). Although not reflected in the table, the Connecticut income tax provides for a personal exemption phase-out, which essentially doubles the effective marginal Connecticut income tax rate for single taxpayers whose CAGI is between $24,000 and $35,001 at which point the personal exemption is completely phased out. For married taxpayers filing a joint return, the effective marginal Connecticut income tax rate is doubled where CAGI is between $48,000 and $71,001, at which point the personal exemption is completely phased out. In addition, as reflected in the rates shown, the Connecticut income tax provides for a tax credit (at varying percentages depending on the taxpayer's CAGI) against the income tax which is based on CAGI and, in effect, varies the income tax rate for taxpayers. Investors should consult their own tax advisors regarding the effect of the credit on marginal tax rates at specific CAGI levels.






GEORGIA

Taxable Income ($1,000's)                                                                    Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return    Bracket       4 1/2%   5%          5 1/2%    6%         6 1/2%    7%           7 1/2%
                                                                                     Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00     20.1%         5.63%   6.26%        6.88%    7.51%        8.14%    8.76%        9.39%
      23.35 - 56.55        39.00 - 94.25     32.3          6.65    7.39         8.12     8.86         9.60    10.34        11.08
     56.55 - 117.95       94.25 - 143.60     35.1          6.93    7.70         8.47     9.24        10.02    10.79        11.56
    117.95 - 256.50      143.60 - 256.50     39.8          7.48    8.31         9.14     9.97        10.80    11.63        12.46
        Over 256.50          Over 256.50     43.2          7.92    8.80         9.68    10.56        11.44    12.32        13.20




MICHIGAN

Taxable Income ($1,000's)                                                                    Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return    Bracket*      4 1/2%   5%           5 1/2%   6%         6 1/2%     7%         7 1/2%
                                                                                    Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00     21.7%         5.70%   6.33%        6.96%    7.59%        8.23%    8.86%        9.49%
      23.35 - 56.55        39.00 - 94.25     33.7          6.73    7.47         8.22     8.97         9.72    10.46        11.21
     56.55 - 117.95       94.25 - 143.60     36.5          7.02    7.80         8.58     9.36        10.14    10.92        11.70
    117.95 - 256.50      143.60 - 256.50     41.1          7.56    8.40         9.24    10.08        10.92    11.76        12.61
        Over 256.50          Over 256.50     44.4          8.01    8.90         9.79    10.68        11.57    12.46        13.35

*The combined State and Federal tax brackets reflect Federal and State income and State intangibles taxes but do not reflect the effect of the exemption from local income taxes; accordingly, Michigan residents subject to such local income taxes would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.






NEW YORK INTERMEDIATE LADDERED MATURITY

Taxable Income ($1,000's)                                                                   Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return    Bracket*      3 1/2%    4%          4 1/2%   5%         5 1/2%    6%          6 1/2%
                                                                                    Equivalent Taxable Estimated Current Return
$        0 -  23.35  $        0 -  39.00     21.5%         4.46%   5.10%        5.73%   6.37%        7.01%    7.64%        8.28%
     23.35 -  56.55       39.00 -  94.25     33.5          5.26    6.02         6.77    7.52         8.27     9.02         9.77
     56.55 - 117.95       94.25 - 143.60     36.2          5.49    6.27         7.05    7.84         8.62     9.40        10.19
    117.95 - 256.50      143.60 - 256.50     40.9          5.92    6.77         7.61    8.46         9.31    10.15        11.00
        Over 256.50          Over 256.50     44.2          6.27    7.17         8.06    8.96         9.86    10.75        11.65

* Combined Federal and State tax bracket was computed assuming that the investor is not subject to local income taxes, such as New York City taxes. Should a Unitholder reside in a locality which imposes an income tax, the Unitholder's equivalent taxable estimated current return would be greater than the equivalent taxable estimated current returns indicated in the table. The table does not reflect the New York State supplemental income tax based upon a taxpayer's New York State taxable income and New York State adjusted gross income. This supplemental tax results in an increased marginal State income tax rate to the extent a taxpayer's New York State adjusted gross income ranges between $100,000 and $150,000. In addition, the table does not reflect the amendments to the New York State income tax law that impose limitations on the deductibility of itemized deductions. The application of the New York State supplemental income tax and limitation on itemized deductions may result in a higher combined Federal, State and local tax rate than indicated in the table.





MARYLAND

Taxable Income ($1,000's)                                                                      Tax-Exempt Estimated Current Return
                                    Joint       Tax
       Single Return               Return     Bracket*      4 1/2%    5%         5 1/2%    6%          6 1/2%     7%          7 1/2%
                                                                                       Equivalent Taxable Estimated Current Return
$         0 - 23.35  $         0 - 39.00      19.3%         5.58%   6.20%        6.82%    7.43%        8.05%     8.67%        9.29%
      23.35 - 56.55        39.00 - 94.25      31.6          6.58    7.31         8.04     8.77         9.50     10.23        10.96
                          94.25 - 143.60      34.5          6.87    7.63         8.40     9.16         9.92     10.69        11.45
     56.55 - 117.95                           35.1          6.93    7.70         8.47     9.24        10.02     10.79        11.56
    117.95 - 256.50      143.60 - 256.50      39.8          7.48    8.31         9.14     9.97        10.80     11.63        12.46
        Over 256.50          Over 256.50      43.2          7.92    8.80         9.68    10.56        11.44     12.32        13.20

*The table does not reflect the effect of the exemption of the Trust from local, county and city taxes. Residents of most Maryland localities, including Montgomery County and the City and County of Baltimore, are subject to taxes and therefore would need a somewhat higher taxable estimated current return than those shown to equal the tax-exempt estimated current return of the Trust.






VIRGINIA

Taxable Income ($1,000's)                                                                Tax-Exempt Estimated Current Return
              Single                Joint      Tax
              Return               Return    Bracket   5%           5 1/2%   6%          6 1/2%    7%          7 1/2%    8%
                                                                                 Equivalent Taxable Estimated Current Return
$        0 -  23.35  $        0 -  39.00     19.9%    6.24%        6.87%    7.49%        8.11%    8.74%        9.36%    9.99%
     23.35 -  56.55       39.00 -  94.25     32.1     7.36         8.10     8.84         9.57    10.31        11.05    11.78
     56.55 - 117.95       94.25 - 143.60       35     7.69         8.46     9.23        10.00    10.77        11.54    12.31
    117.95 - 256.50      143.60 - 256.50     39.7     8.29         9.12     9.95        10.78    11.61        12.44    13.27
        Over 256.50          Over 256.50     43.1     8.79         9.67    10.54        11.42    12.30        13.18    14.06


A comparison of tax-free and equivalent taxable estimated current returns with the returns on various taxable investments is one element to consider in making an investment decision. The Sponsor may from time to time in its advertising and sales materials compare the then current estimated returns on the Trusts and returns over specified periods on other similar Van Kampen American Capital sponsored unit investment trusts with returns on taxable investments such as corporate or U.S. Government bonds, bank CDs and money market accounts or money market funds, each of which has investment characteristics that may differ from those of the Trusts. U.S. Government bonds, for example, are backed by the full faith and credit of the U.S. Government and bank CDs and money market accounts are insured by an agency of the federal government. Money market accounts and money market funds provide stability of principal, but pay interest at rates that vary with the condition of the short-term debt market. The investment characteristics of the Trusts are described more fully elsewhere in this Prospectus.





ESTIMATED CASH FLOWS TO UNITHOLDERS

The tables below set forth the per Unit estimated monthly and semi-annual distributions of interest and principal to Unitholders. The tables assume no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Securities prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.




IM-IT

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
January          1996                          $      1.81                $     1.81
February         1996  - July            2006         4.17                      4.17
August           2006                                 3.91   $   110.10       114.01
September        2006  - May             2007         3.68                      3.68
June             2007                                 3.68         5.51         9.19
July             2007                                 3.65       110.11       113.76
August           2007                                 3.15                      3.15
September        2007                                 3.15        46.24        49.39
October          2007                                 2.94                      2.94
November         2007                                 2.94       110.11       113.05
December         2007  - May             2008         2.44                      2.44
June             2008                                 2.17       110.11       112.28
July             2008  - June            2015         1.93                      1.93
July             2015                                 1.93        55.05        56.98
August           2015  - November        2019         1.69                      1.69
December         2019                                 1.69       113.41       115.10
January          2020  - June            2020         1.18                      1.18
July             2020                                 1.18        29.18        30.36
August           2020  - August          2021         1.18                      1.18
September        2021                                 1.18        14.87        16.05
October          2021  - October         2025         1.18                      1.18
November         2025                                 1.18       176.17       177.35
December         2025                                  .18       110.11       110.29




IM-IT (Continued)

Semi-annual

Distribution Dates                         Estimated      Estimated    Estimated
(Each June and December                    Interest       Principal    Total
Unless Otherwise Indicated)                Distribution   Distribution Distribution
June             1996                      $      22.86                $    22.86
December         1996  - June        2006         25.25                     25.25
August           2006                                     $   110.10       110.10
December         2006                             23.01                     23.01
June             2007                             22.28         5.51        27.79
July             2007                                         110.11       110.11
September        2007                                          46.24        46.24
November         2007                                         110.11       110.11
December         2007                             18.46                     18.46
June             2008                             14.53       110.11       124.64
December         2008  - June        2015         11.74                     11.74
July             2015                                          55.05        55.05
December         2015                             10.50                     10.50
June             2016  - June        2019         10.26                     10.26
December         2019                             10.26       113.41       123.67
June             2020                              7.21                      7.21
July             2020                                          29.18        29.18
December         2020  - June        2021          7.21                      7.21
September        2021                                          14.87        14.87
December         2021  - June        2025          7.21                      7.21
November         2025                                         176.17       176.17
December         2025                              6.21       110.11       116.32






IM-IT Intermediate Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
January          1996                          $      1.60                $     1.60
February         1996  - November        2004         3.68                      3.68
December         2004                                 3.58   $   139.00       142.58
January          2005  - June            2005         3.14                      3.14
July             2005                                 3.14       376.00       379.14
August           2005                                 1.65                      1.65
September        2005                                 1.65        50.00        51.65
October          2005                                 1.65                      1.65
November         2005                                 1.65       124.00       125.65
December         2005                                 1.18       150.00       151.18
January          2006                                  .60                       .60
February         2006                                  .60       100.00       100.60
March            2006  - May             2006          .20                       .20
June             2006                                  .07        61.00        61.07




Semi-annual



Distribution Dates                         Estimated      Estimated    Estimated
(Each June and December                    Interest       Principal    Total
Unless Otherwise Indicated)                Distribution   Distribution Distribution
June             1996                      $      20.22                $     20.22
December         1996  - June        2004         22.33                      22.33
December         2004                             22.23   $   139.00        161.23
June             2005                             19.05                      19.05
July             2005                                         376.00        376.00
September        2005                                          50.00         50.00
November         2005                                         124.00        124.00
December         2005                             11.07       150.00        161.07
February         2006                                         100.00        100.00
June             2006                              1.92        61.00         62.92






California IM-IT Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
January          1996                           $      1.78                $     1.78
February         1996  - February         2007         4.12                      4.12
March            2007                                  4.12   $   102.20       106.32
April            2007                                  3.65                      3.65
May              2007                                  3.65       164.86       168.51
June             2007  - July             2015         2.90                      2.90
August           2015                                  2.90       151.66       154.56
September        2015  - October          2017         2.22                      2.22
November         2017                                  2.22        32.97        35.19
December         2017  - June             2023         2.22                      2.22
July             2023                                  2.22       164.86       167.08
August           2023  - September        2023         1.49                      1.49
October          2023                                  1.49        98.91       100.40
November         2023  - July             2025         1.07                      1.07
August           2025                                  1.07       164.85       165.92
September        2025  - November         2026          .35                       .35
December         2026                                   .13        98.91        99.04




Semi-annual

Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
January         1996                         $       1.80                $     1.80
July            1996  - January        2007         24.95                     24.95
March           2007                                        $   102.20       102.20
May             2007                                            164.86       164.86
July            2007                                21.56                     21.56
January         2008  - July           2015         17.59                     17.59
August          2015                                            151.66       151.66
January         2016                                14.19                     14.19
July            2016  - July           2017         13.51                     13.51
November        2017                                             32.97        32.97
January         2018  - January        2023         13.51                     13.51
July            2023                                13.51       164.86       178.37
October         2023                                             98.91        98.91
January         2024                                 7.82                      7.82
July            2024  - July           2025          6.55                      6.55
August          2025                                            164.85       164.85
January         2026                                 2.92                      2.92
July            2026                                 2.20                      2.20
December        2026                                 1.60        98.91       100.51






Connecticut IM-IT Trust

Monthly

                                                Estimated     Estimated    Estimated
Distribution Dates                              Interest      Principal    Total
(Each Month)                                    Distribution  Distribution Distribution
January          1996                           $      1.72                $     1.72
February         1996  - May              2005         3.96                      3.96
June             2005                                  3.96   $   112.35       116.31
July             2005  - September        2006         3.46                      3.46
October          2006                                  3.46        32.11        35.57
November         2006  - May              2007         3.32                      3.32
June             2007                                  3.32       128.41       131.73
July             2007                                  2.73        80.26        82.99
August           2007  - June             2008         2.38                      2.38
July             2008                                  2.38        80.25        82.63
August           2008  - October          2009         2.03                      2.03
November         2009                                  2.03        35.31        37.34
December         2009  - October          2014         2.03                      2.03
November         2014                                  2.03        80.26        82.29
December         2014                                  1.73                      1.73
January          2015                                  1.66        32.10        33.76
February         2015  - June             2023         1.60                      1.60
July             2023                                  1.60       155.70       157.30
August           2023  - June             2026          .97                       .97
July             2026                                   .97        80.26        81.23
August           2026  - August           2028          .62                       .62
September        2028                                   .62       160.51       161.13




Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each January and July                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
January          1996                         $       1.73                $     1.73
July             1996  - January        2005         24.00                     24.00
June             2005                                        $   112.35       112.35
July             2005                                23.49                     23.49
January          2006  - July           2006         20.98                     20.98
October          2006                                             32.11        32.11
January          2007                                20.53                     20.53
June             2007                                            128.41       128.41
July             2007                                19.51        80.26        99.77
January          2008                                14.42                     14.42
July             2008                                14.42        80.25        94.67
January          2009  - July           2009         12.31                     12.31
November         2009                                             35.31        35.31
January          2010  - July           2014         12.31                     12.31
November         2014                                             80.26        80.26
January          2015                                11.66        32.10        43.76
July             2015  - January        2023          9.70                      9.70
July             2023                                 9.70       155.70       165.40
January          2024  - January        2026          5.91                      5.91
July             2026                                 5.91        80.26        86.17
January          2027  - July           2028          3.80                      3.80
September        2028                                 1.27       160.51       161.78




Georgia IM-IT Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
January          1996                          $      1.72                $     1.72
February         1996  - June            2005         3.98                      3.98
July             2005                                 3.98   $   156.89       160.87
August           2005                                 3.28       158.48       161.76
September        2005  - December        2005         2.57                      2.57
January          2006                                 2.57        87.16        89.73
February         2006  - June            2007         2.18                      2.18
July             2007                                 2.18        79.24        81.42
August           2007  - November        2007         1.82                      1.82
December         2007                                 1.44       158.48       159.92
January          2008                                 1.12        31.69        32.81
February         2008  - December        2009          .98                       .98
January          2010                                  .98        39.62        40.60
February         2010  - June            2018          .98                       .98
July             2018                                  .98        79.24        80.22
August           2018  - December        2022          .66                       .66
January          2023                                  .66       158.48       159.14
February         2023  - December        2025          .06                       .06
January          2026                                  .06        28.53        28.59




Semi-annual

Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
January         1996                         $       1.74                $     1.74
July            1996  - January        2005         24.07                     24.07
July            2005                                24.07   $   156.89       180.96
August          2005                                            158.48       158.48
January         2006                                16.30        87.16       103.46
July            2006  - January        2007         13.19                     13.19
July            2007                                13.19        79.24        92.43
December        2007                                            158.48       158.48
January         2008                                 9.95        31.69        41.64
July            2008  - July           2009          5.96                      5.96
January         2010                                 5.96        39.62        45.58
July            2010  - January        2018          5.96                      5.96
July            2018                                 5.96        79.24        85.20
January         2019  - July           2022          4.00                      4.00
January         2023                                 4.00       158.48       162.48
July            2023  - July           2025           .41                       .41
January         2026                                  .41        28.53        28.94






Michigan IM-IT Trust

Monthly

                                              Estimated     Estimated    Estimated
Distribution Dates                            Interest      Principal    Total
(Each Month)                                  Distribution  Distribution Distribution
January         1996                          $      1.78                $     1.78
February        1996  - April           2005         4.12                      4.12
May             2005                                 4.12   $   161.96       166.08
June            2005  - June            2006         3.38                      3.38
July            2006                                 3.38       161.97       165.35
August          2006  - November        2006         2.66                      2.66
December        2006                                 2.26       161.97       164.23
January         2007  - April           2007         1.90                      1.90
May             2007                                 1.90        97.19        99.09
June            2007  - June            2015         1.46                      1.46
July            2015                                 1.46       161.96       163.42
August          2015  - April           2017          .74                       .74
May             2017                                  .74        48.60        49.34
June            2017  - October         2017          .53                       .53
November        2017                                  .53       137.67       138.20
May             2018                                             48.59        48.59


Semi-annual

Distribution Dates                           Estimated      Estimated    Estimated
(Each January and July                       Interest       Principal    Total
Unless Otherwise Indicated)                  Distribution   Distribution Distribution
January         1996                         $       1.80                $     1.80
July            1996  - January        2005         24.91                     24.91
May             2005                                        $   161.96       161.96
July            2005                                23.43                     23.43
January         2006                                20.46                     20.46
July            2006                                20.46       161.97       182.43
December        2006                                            161.97       161.97
January         2007                                14.94                     14.94
May             2007                                             97.19        97.19
July            2007                                10.66                     10.66
January         2008  - January        2015          8.87                      8.87
July            2015                                 8.87       161.96       170.83
January         2016  - January        2017          4.52                      4.52
May             2017                                             48.60        48.60
July            2017                                 4.09                      4.09
November        2017                                            137.67       137.67
January         2018                                 2.03                      2.03
May             2018                                             48.59        48.59






New York IM-IT Intermediate Laddered Maturity Trust

Monthly

                                              Estimated     Estimated    Estimated
Distribution Dates                            Interest      Principal    Total
(Each Month)                                  Distribution  Distribution Distribution
January          1996                         $      1.49                $     1.49
February         1996  - June           2000         3.45                      3.45
July             2000                                3.45   $   190.47       193.92
August           2000  - January        2001         2.77                      2.77
February         2001                                2.77       158.73       161.50
March            2001  - June           2001         2.19                      2.19
July             2001                                2.19        31.75        33.94
August           2001  - January        2002         2.08                      2.08
February         2002                                2.08        31.74        33.82
March            2002  - June           2002         1.96                      1.96
July             2002                                1.86        79.37        81.23
August           2002                                1.66        79.36        81.02
September        2002  - January        2003         1.37                      1.37
February         2003                                1.37       190.48       191.85
March            2003  - January        2004          .66                       .66
February         2004                                 .66        47.62        48.28
March            2004  - June           2004          .47                       .47
July             2004                                 .47       190.48       190.95


Semi-annual

Distribution Dates                       Estimated      Estimated    Estimated
(Each May and November                   Interest       Principal    Total
Unless Otherwise Indicated)              Distribution   Distribution Distribution
May             1996                     $      15.44                $    15.44
November        1996  - May        2000         20.90                     20.90
July            2000                                    $   190.47       190.47
November        2000                            18.17                     18.17
February        2001                                        158.73       158.73
May             2001                            15.06                     15.06
July            2001                                         31.75        31.75
November        2001                            12.86                     12.86
February        2002                                         31.74        31.74
May             2002                            12.27                     12.27
July            2002                                         79.37        79.37
August          2002                                         79.36        79.36
November        2002                             9.73                      9.73
February        2003                                        190.48       190.48
May             2003                             6.20                      6.20
November        2003                             4.06                      4.06
February        2004                                         47.62        47.62
May             2004                             3.48                      3.48
July            2004                              .97       190.48       191.45






Maryland Quality Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
January          1996                          $      1.74                $     1.74
February         1996  - October         2003         4.03                      4.03
November         2003                                 3.79   $   101.84       105.63
December         2003  - August          2005         3.58                      3.58
September        2005                                 3.58        80.83        84.41
October          2005  - March           2006         3.22                      3.22
April            2006                                 3.22       130.94       134.16
May              2006  - December        2006         2.59                      2.59
January          2007                                 2.14       193.98       196.12
February         2007  - June            2014         1.75                      1.75
July             2014                                 1.75        35.57        37.32
August           2014  - June            2015         1.59                      1.59
July             2015                                 1.59        21.01        22.60
August           2015  - June            2022         1.59                      1.59
July             2022                                 1.59       121.24       122.83
August           2022  - June            2023         1.11                      1.11
July             2023                                 1.11       290.98       292.09


Semi-annual

Distribution Dates                        Estimated      Estimated    Estimated
(Each May and November                    Interest       Principal    Total
Unless Otherwise Indicated)               Distribution   Distribution Distribution
May              1996                     $      18.02                $    18.02
November         1996  - May        2003         24.40                     24.40
November         2003                            24.16   $   101.84       126.00
May              2004  - May        2005         21.72                     21.72
September        2005                                         80.83        80.83
November         2005                            21.00                     21.00
April            2006                                        130.94       130.94
May              2006                            18.91                     18.91
November         2006                            15.71                     15.71
January          2007                                        193.98       193.98
May              2007                            11.86                     11.86
November         2007  - May        2014         10.62                     10.62
July             2014                                         35.57        35.57
November         2014                            10.01                     10.01
May              2015                             9.70                      9.70
July             2015                                         21.01        21.01
November         2015  - May        2022          9.70                      9.70
July             2022                                        121.24       121.24
November         2022                             7.74                      7.74
May              2023                             6.76                      6.76
July             2023                             2.25       290.98       293.23






Virginia Quality Trust

Monthly

                                               Estimated     Estimated    Estimated
Distribution Dates                             Interest      Principal    Total
(Each Month)                                   Distribution  Distribution Distribution
January         1996                           $      1.82                $     1.82
February        1996  - May              2007         4.20                      4.20
June            2007                                  4.20   $   112.46       116.66
July            2007  - September        2007         3.67                      3.67
October         2007                                  3.67        41.78        45.45
November        2007  - November         2008         3.48                      3.48
December        2008                                  3.48       160.67       164.15
January         2009  - December         2013         2.68                      2.68
January         2014                                  2.68       160.66       163.34
February        2014  - October          2014         2.00                      2.00
November        2014                                  2.00        48.20        50.20
December        2014  - September        2015         1.80                      1.80
October         2015                                  1.80       144.61       146.41
November        2015  - October          2016         1.24                      1.24
November        2016                                  1.24        48.20        49.44
December        2016  - March            2019         1.04                      1.04
April           2019                                  1.04       160.66       161.70
May             2019  - June             2023          .36                       .36
July            2023                                   .36        25.71        26.07
August          2023  - October          2023          .25                       .25
November        2023                                   .25        48.20        48.45
December        2023  - June             2027          .04                       .04
July            2027                                   .04        25.71        25.75



Virginia Quality Trust (Continued)

Semi-annual

Distribution Dates                            Estimated      Estimated    Estimated
(Each May and November                        Interest       Principal    Total
Unless Otherwise Indicated)                   Distribution   Distribution Distribution
May             1996                          $      18.80                $    18.80
November        1996  - May             2007         25.45                     25.45
June            2007                                         $   112.46       112.46
October         2007                                              41.78        41.78
November        2007                                 22.59                     22.59
May             2008  - November        2008         21.11                     21.11
December        2008                                             160.67       160.67
May             2009                                 17.07                     17.07
November        2009  - November        2013         16.27                     16.27
January         2014                                             160.66       160.66
May             2014                                 13.52                     13.52
November        2014                                 12.15        48.20        60.35
May             2015                                 10.94                     10.94
October         2015                                             144.61       144.61
November        2015                                 10.38                     10.38
May             2016                                  7.56                      7.56
November        2016                                  7.56        48.20        55.76
May             2017  - November        2018          6.35                      6.35
April           2019                                             160.66       160.66
May             2019                                  5.66                      5.66
November        2019  - May             2023          2.23                      2.23
July            2023                                              25.71        25.71
November        2023                                  1.79        48.20        49.99
May             2024  - May             2027           .30                       .30
July            2027                                   .10        25.71        25.81



[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]



No person is authorized to give any information or to make any representations not contained in this Prospectus; and any information or representation not contained herein must not be relied upon as having been authorized by the Fund, the Sponsor or the Underwriters. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state.





Title
Page
INTRODUCTION                                                     2
SUMMARY OF ESSENTIAL FINANCIAL INFORMATION                       3
UNITHOLDER EXPLANATIONS                                          9
Settlement of Bonds in the Trusts                                9
The Fund                                                         9
Objectives and Securities Selection                             10
Risk Factors                                                    12
Replacement Bonds                                               15
Bond Redemptions                                                16
Distributions                                                   16
Change of Distribution Option                                   16
Certificates                                                    17
Estimated Current Returns and Estimated Long-Term Returns       17
Interest Earning Schedule                                       18
Calculation of Estimated Net Annual Interest Income             18
Accrued Interest                                                18
Accrued Interest                                                18
Public Offering                                                 19
General                                                         19
Offering Price                                                  21
Market for Units                                                22
Distributions of Interest and Principal                         22
Reinvestment Option                                             23
Redemption of Units                                             24
Reports Provided                                                25
Insurance on the Bonds in the Insured Trusts                    26

IM-IT TRUST                                                     33
IM-IT INTERMEDIATE TRUST                                        37
CALIFORNIA IM-IT TRUST                                          40
CONNECTICUT IM-IT TRUST                                         50
GEORGIA IM-IT TRUST                                             56
MICHIGAN IM-IT TRUST                                            62
NEW YORK IM-IT INTERMEDIATE LADDERED
MATURITY TRUST                                                  67
MARYLAND QUALITY TRUST                                          77
VIRGINIA QUALITY TRUST                                          81

NOTES TO PORTFOLIOS                                             87
UNDERWRITING                                                    89
TRUST ADMINISTRATION                                            92
Fund Administration and Expenses                                92
Sponsor                                                         92
Compensation of Sponsor and Evaluator                           92
Trustee                                                         93
Trustee's Fee                                                   93
Portfolio Administration                                        94
Sponsor Purchases of Units                                      95
Insurance Premiums                                              95
Miscellaneous Expenses                                          95
General                                                         95
Amendment or Termination                                        95
Limitation on Liabilities                                       96
Unit Distribution                                               97
Sponsor and Underwriter Compensation                            97
OTHER MATTERS                                                   99
Legal Opinions                                                  99
Independent Certified Public Accountants                        99
FEDERAL TAX STATUS                                              99
DESCRIPTION OF SECURITIES RATINGS                              103
REPORT OF INDEPENDENT CERTIFIED PUBLIC
ACCOUNTANTS                                                    105
STATEMENTS OF CONDITION                                        106
EQUIVALENT TAXABLE ESTIMATED CURRENT RETURN
TABLES                                                         109
ESTIMATED CASH FLOWS TO UNITHOLDERS                            113




This Prospectus contains information concerning the Fund and the Sponsor, but does not contain all of the information set forth in the registration statements and exhibits relating thereto, which the Fund has filed with the Securities and Exchange Commission, Washington, D.C., under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

PROSPECTUS

December 13, 1995



Insured MunicipalsIncome TrustandInvestors' Quality Tax-Exempt
Trust,Multi-Series 264

IM-IT 362

IM-IT 86th Intermediate

California IM-IT 148

Connecticut IM-IT 29

Georgia IM-IT 78

Michigan IM-IT 134

New York IM-IT Intermediate Laddered Maturity Series 17

Maryland Quality 75

Virginia Quality 68





A Wealth of Knowledge A Knowledge of Wealth (sm)

VAN KAMPEN AMERICAN CAPITAL





One Parkview Plaza
Oakbrook Terrace, Illinois 60181

2800 Post Oak Boulevard
Houston, Texas 77056



Please retain this Prospectus for future reference.


                   Contents of Registration Statement

  This Amendment of Registration Statement comprises the following papers and documents:

      The facing sheet and the Cross-Reference sheet
      The Prospectus and the signatures
      The consents of independent public accountants, ratings services and legal counsel

  The following exhibits:

  1.1 Copy of Trust Agreement.

  1.4  Copy  of  Municipal  Bond  Investment
       Trust Insurance Policy issued by AMBAC Indemnity Corporation Company and/or Financial Guaranty Insurance Company for each Insured Trust.
  1.5  Form of Master Agreement Among Underwriters.
  3.1 Opinion and consent of counsel as to legality of securities being registered.
  3.2  Opinion  of counsel as to the Federal,
       Georgia and Virginia income tax status of securities being registered.
  3.3 Opinion and consent of counsel as to New York income tax status of the Fund under New York law and as to income tax status to New York residents of Units of the New York IM-IT Intermediate Laddered Maturity Trust.
  3.4 Opinion and consent of counsel as to income tax status to California residents of Units of the California IM-IT Trust.
  3.5 Opinion and consent of counsel as to income tax status to Connecticut residents of Units of the Connecticut IM-IT Trust.
  3.6 Opinion and consent of counsel as to income tax status to Michigan residents of Units of the Michigan IM-IT Trust.
  3.7 Opinion and consent of counsel as to income tax status to Maryland residents of Units of the Maryland Quality Trust.
  4.1  Consent of Interactive Data Corporation.
  4.2  Consent of Standard & Poor's with respect to the Insured Trusts.
  4.3  Consent of Grant Thornton LLP.
  4.4  Financial Data Schedule.
                               Signatures

     The Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264, hereby identifies Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189 and Multi-Series 213 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 264 has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 13th day of December, 1995.

                                    Insured Municipals Income Trust and
                                       Investors' Quality Tax-Exempt
                                       Trust, Multi-Series 264


                                    By Sandra A. Waterworth
                                       Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons, in the capacities indicated on December 13, 1995.

 Signature               Title

Don G. Powell        Chairman and Chief Executive          )
                       Officer                             )

William R. Rybak     Senior Vice President and             )
                       Chief Financial Officer             )

Ronald A. Nyberg     Director                              )

William R. Molinari  Director                              )


Sandra A. Waterworth
(Attorney-in-fact*)

* A  copy of each of the related powers of attorney was
  filed with the Securities and Exchange Commission in connection with the Registration Statement on Form S-6 of Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 203 (File No. 33-65744) and with the Registration Statement on From S-6 of Insured Municipals Income Trust, 170th Insured Multi-Series (File No. 33-55891) and the same are hereby incorporated herein by this reference.